Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-192279

PROSPECTUS

Offer to Exchange up to $300,000,000 aggregate principal amount of new

5.75% Senior Notes due 2018,

which have been registered under the Securities Act,

for any and all of its outstanding unregistered 5.75% Senior Notes due 2018

Subject to the Terms and Conditions described in this Prospectus

The Exchange Offer will expire at 5:00 p.m. New York City time on February 13, 2014, unless extended

The Notes

We are offering to exchange, upon the terms and subject to the conditions of this prospectus and the accompanying letter of transmittal, our new registered 5.75% Senior Notes due 2018 for all of our outstanding unregistered 5.75% Senior Notes due 2018. We refer to our outstanding unregistered 5.75% Senior Notes due 2018 as the “old notes” and to the new 5.75% Senior Notes due 2018 issued in this exchange offer as the “Notes.” We refer to the offer to exchange the old notes for the Notes as the “exchange offer” in this prospectus. The Notes are substantially identical to the old notes that we issued on May 15, 2013, except for certain transfer restrictions and registration rights provisions relating to the old notes.

Material Terms of The Exchange Offer

•	The exchange offer expires at 5:00 p.m., New York City time, on February 13, 2014, unless extended.

•	You will receive an equal principal amount of Notes for all old notes that you validly tender and do not validly withdraw before the exchange offer expires.

•	The exchange will not be a taxable exchange for U.S. federal income tax purposes.

•	There has been no public market for the old notes and we cannot assure you that any public market for the Notes will develop. We do not intend to list the Notes on any securities exchange or to arrange for them to be quoted on any automated quotation system.

•	The terms of the Notes are substantially identical to the old notes, except for transfer restrictions and registration rights provisions relating to the old notes.

•	If you fail to tender your old notes for the Notes, you will continue to hold unregistered securities and it may be difficult for you to transfer them.

•	The old notes are, and the Notes will be, fully, jointly, severally and unconditionally guaranteed, subject to certain customary release provisions described under “Description of the Notes—Guarantors,” on a senior unsecured basis by each of our U.S. subsidiaries and one of our foreign subsidiaries.

•	Each broker-dealer that receives Notes for its own account in the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, or the Securities Act, in connection with any resale of the Notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of Notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities.

Consider carefully the “Risk Factors” beginning on page 15 of this prospectus.

We are not making this exchange offer in any state where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 13, 2014.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to exchange only the Notes offered by this prospectus and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act that registers the Notes that will be offered in exchange for the old notes. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the Notes. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

We file annual, quarterly and other reports and information with the SEC. You may read and download our filings over the Internet from several commercial document retrieval services, as well as the SEC’s website at www.sec.gov. You may also read and copy our SEC filings at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room and any applicable copy charges.

In addition, our SEC filings are available on our website at www.cashamerica.com at no cost as soon as reasonably practicable after our electronic filing or furnishing thereof with the SEC. Please note that any Internet addresses provided in this prospectus are for informational purposes only and are not intended to be hyperlinks. Accordingly, no information found and/or provided at such Internet addresses is intended or deemed to be incorporated by reference herein. With the exception of the filings specifically incorporated by reference in this prospectus as set forth below, material contained on or accessible through our websites is specifically not incorporated into this prospectus. See “Incorporation of Documents by Reference.”

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, who makes a written or oral request, a copy of this information and any and all of the documents referred to herein, including the Registration Rights Agreement and indenture for the Notes, which are summarized in this prospectus, by request directed to:

Cash America International, Inc.

1600 West 7th Street

Fort Worth, Texas 76102

Attention: Investor Relations

Telephone: (817) 335-1100

In order to ensure timely delivery, you must make such request no later than five business days before the expiration of the exchange offer, or February 6, 2014.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our filings with the SEC that are incorporated by reference in this prospectus may contain “forward-looking statements”. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “will be,” “will likely continue,” “will likely result,” or words or phrases of similar meaning. These forward-looking statements are based largely on the expectations of management and are subject to a number of risks and uncertainties including, but not limited to, the following:

•	the effect of domestic and foreign pawn, consumer credit, tax and other laws and government rules and regulations applicable to our business, including changes in such laws, rules and regulations, or changes in the interpretation or enforcement thereof, and the regulatory and examination authority of the Consumer Financial Protection Bureau with respect to providers of consumer financial products and services in the United States and the Financial Conduct Authority in the United Kingdom;

•	public perception of our business, including our consumer loan business and our business practices;

•	the deterioration of the political, regulatory or economic environment in foreign countries where we operate or in the future may operate;

•	fluctuations, including a sustained decrease, in the price of gold or a deterioration in economic conditions;

•	the effect of any current or future litigation proceedings and any judicial decisions or rule-making that affects us, our products or the legality or enforceability of our arbitration agreements;

•	the actions of third parties who provide, acquire or offer products and services to, from or for us;

•	our ability to process or collect consumer loans through the Automated Clearing House system;

•	our ability to maintain an allowance or liability for estimated losses on consumer loans that are adequate to absorb credit losses;

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•	changes in demand for our services and changes in competition;

•	our ability to attract and retain qualified executive officers;

•	a prolonged interruption in our operations of our facilities, systems and business functions, including our information technology and other business systems;

•	our ability to open new locations in accordance with plans or to successfully integrate newly acquired businesses into our operations;

•	interest rate and foreign currency exchange rate fluctuations;

•	changes in the capital markets, including the debt and equity markets;

•	changes in our ability to satisfy our debt obligations or to refinance existing debt obligations or obtain new capital to finance growth;

•	compliance with laws and regulations applicable to international operations, including anti-corruption laws such as the Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010 and international trade and economic sanctions laws;

•	cyber-attacks or security breaches;

•	acts of God, war or terrorism, pandemics and other events;

•	the effect of any of the above changes on our business or the markets in which we operate; and

•	other risks and uncertainties described in this prospectus or from time to time in our filings with the SEC.

The foregoing risks and uncertainties, as well as those risks in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 28, 2013, or our 10-K, and Exhibit 99.1 to our Current Report on Form 8-K dated and filed with the SEC on May 8, 2013, both of which are incorporated by reference into this prospectus, may cause actual results to differ materially from any of such forward-looking statements. You should refer to the “Risk Factors” section for specific risks that would cause actual results to be significantly different from those expressed or implied by these forward-looking statements. The information included herein is given as of the date of this prospectus and future events or circumstances could differ significantly from these forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. It is not possible to identify all of the risks, uncertainties and other factors that may affect future results. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Accordingly, readers of this prospectus are cautioned not to place undue reliance on the forward-looking statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” in this prospectus information filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below (but excluding any portions thereof that are furnished and not filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2012 filed on February 28, 2013, including information specifically incorporated by reference into our 10-K from our definitive proxy statement for our 2013 Annual Meeting of Shareholders, as filed on Schedule 14A with the SEC on April 11, 2013;

•	our Current Report on Form 8-K filed on September 28, 2012, as amended on February 21, 2013;

•	our Current Report on Form 8-K filed on January 24, 2013;

•	our Current Report on Form 8-K filed on January 31, 2013;

•	our Current Report on Form 8-K filed on February 20, 2013;

•	our Current Report on Form 8-K filed on April 3, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on April 26, 2013;

•	our Current Report on Form 8-K filed on May 9, 2013;

•	our Current Report on Form 8-K filed on May 15, 2013;

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•	our Current Report on Form 8-K filed on May 24, 2013;

•	our Current Report on Form 8-K filed on June 24, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on July 26, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on October 28, 2013;

•	our Current Report on Form 8-K filed on November 12, 2013;

•	our Current Report on Form 8-K filed on November 20, 2013;

•	our Current Report on Form 8-K filed on December 18, 2013; and

•	our Current Report on Form 8-K filed on January 8, 2014.

All documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of the registration statement will be deemed to be incorporated by reference into this prospectus. We also incorporate by reference into this prospectus all documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or expiration of the exchange offer made hereby. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Unless expressly incorporated into this prospectus, information furnished under Items 2.02 and 7.01 on a Current Report on Form 8-K, and the exhibits furnished pursuant thereto, shall not be incorporated by reference into this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data included and incorporated by reference in this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Industry publications, research, surveys and studies generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is reliable, we have not independently verified industry, market and competitive position data from third-party sources. While we believe our internal business research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

Except as otherwise indicated or as the context otherwise requires, all references in this prospectus to:

•	“Adjusted EBITDA” means our earnings excluding depreciation, amortization, interest, foreign currency transaction gains or losses, equity in earnings or loss of unconsolidated subsidiary, provision for income taxes and including the net income or loss attributable to non-controlling interests. Adjusted EBITDA is a financial measure that is not in conformity with generally accepted accounting principles in the United States, or GAAP, which we refer to as non-GAAP financial information. Management believes Adjusted EBITDA is used by investors to analyze operating performance and evaluate our ability to incur and service debt and our capacity for making capital expenditures. Adjusted EBITDA is also useful to investors to help assess our liquidity and estimated enterprise value. A reconciliation of Adjusted EBITDA to the nearest GAAP measure is contained in note (3) to the tabular presentation appearing under “Summary Historical Consolidated Financial Data” in this prospectus;

•	the “Company,” “we,” “us,” and “our” mean Cash America International, Inc. and our subsidiaries except where the context otherwise requires or as otherwise indicated; and

•	the “Credit Agreement” means our Credit Agreement, dated as of March 30, 2011, by and among Cash America International, Inc., as borrower, the guarantors party thereto, a syndicate of financial institutions as lenders, Wells Fargo Bank, National Association, as administrative agent, and KeyBank, National Association, as documentation agent, as amended, for our domestic and multi-currency line of credit.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and in our filings with the SEC that are incorporated by reference into this prospectus. This summary sets forth the material terms of this exchange offer, but it does not contain all of the information that you should consider before deciding whether to exchange your old notes for the Notes. You should read this entire prospectus carefully before deciding whether to exchange your old notes for the Notes, especially the risks of investing in our Notes discussed under “Risk Factors.”

The Exchange Offer

On May 15, 2013, we completed the private offering of $300,000,000 of 5.75% Senior Notes due 2018. We entered into a registration rights agreement with the initial purchasers in the private offering of the old notes in which we agreed, among other things, to file a registration statement with the SEC on or before the 180th day following May 15, 2013, to use our commercially reasonable efforts to cause a registration statement relating to an offer to exchange the old notes for the Notes to become effective on or prior to the 270th day following May 15, 2013, to keep such registration statement effective until the consummation of the exchange offer, and to consummate the exchange offer. You are entitled to exchange in this exchange offer old notes that you hold for registered Notes with substantially identical terms. If we fail to timely file the registration statement, the registration statement is not timely declared effective or we fail to timely complete this exchange offer, we must pay liquidated damages to the holders of the old notes until these actions are completed. You should read the discussion under the headings “Prospectus Summary,” “Description of the Notes” and “Description of the Old Notes” for further information regarding the Notes and the old notes.

We believe that the Notes to be issued in this exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the headings “Prospectus Summary—The Exchange Offer” and “The Exchange Offer” for further information regarding this exchange offer and resale of the Notes.

Our Company

We are a leading provider of alternative financial services to unbanked and underbanked individuals. We were incorporated in Texas in 1984 and have been providing alternative financial services to our customers for approximately 29 years. Throughout our history, we have been focused on developing new ways to make it easier for our customers to obtain alternative financial services. We offer our alternative financial services through our retail lending locations and through our websites on the Internet. We believe we are the nation’s largest provider of pawn loans and one of the largest operators of pawn shops in the world. In addition, our wholly owned subsidiary, Enova International, Inc., or Enova, is a leading provider of online financial services to alternative credit consumers in 32 states in the United States and in the United Kingdom, Australia and Canada.

For the year ended December 31, 2012 and the nine month period ended September 30, 2013, we generated total revenue of $1.8 billion and $1.3 billion, respectively. Adjusted EBITDA for the year ended December 31, 2012 and the nine month period ended September 30, 2013 was $317.8 million and $227.7 million, respectively. As of September 30, 2013, our total pawn and consumer loan balances were $582.0 million, composed of $253.7 million of pawn loans and $382.3 million of consumer loans, net of allowance for losses. As of September 30, 2013, we operated 995 retail locations offering specialty financial services to consumers, including 907 lending locations in 22 states in the United States, 47 pawn lending locations in Mexico and 88 unconsolidated franchised check cashing locations in 13 states in the United States. A reconciliation of Adjusted EBITDA to the nearest GAAP measure is contained in note (3) to the tabular presentation appearing under “Summary Historical Consolidated Financial Data” in this prospectus.

Our Industry

We operate in a segment of the financial services industry that serves unbanked and underbanked consumers in need of convenient and quick access to cash and other financial products and services, often referred to as “alternative financial services.” Our industry provides services to an estimated 68 million unbanked and underbanked consumers in the United States. Products and services offered by this industry segment include various types of short-term loans (including pawn loans, payday loans, small installment loans, lines of credit and title loans), check cashing, prepaid card products, rent-to-own products, bill payment services, money orders and money transfers. We offer many, but not all, of these products and services. Consumers who use these services are often underserved by banks and other traditional financial institutions and are frequently referred to as “unbanked” or “underbanked” consumers.

We believe that consumers seek our industry’s services for numerous reasons, including because they often:

•	prefer the simplicity, transparency and convenience of these products;

•	may have a dislike or distrust of banks due to confusing and complicated fee structures that are not uncommon for traditional bank products;

•	require access to financial services outside of normal banking hours;

•	have an immediate need for cash for financial challenges and unexpected expenses;

•	have been rejected for or are unable to access traditional banking or other credit services;

•	seek an alternative to the high cost of bank overdraft fees, credit card and other late payment fees and utility late payment fees or disconnect and reconnection fees; and

•	wish to avoid potential negative credit consequences of missed payments with traditional creditors.

Demand in our industry has been fueled by several demographic and socioeconomic trends, including an overall increase in the population and stagnant to declining growth in the household income for working-class individuals. In addition, many banks have reduced or eliminated services that working-class consumers require, due to the higher costs associated with serving these consumers and increased regulatory and compliance costs. The necessity for alternative financial services was highlighted by a recent report from The National Bureau of Economic Research, which identified that half of the Americans surveyed reported that it is unlikely that they would be able to gather $2,000 to cover a financial emergency, even if given a month to obtain funds. Additionally, according to a 2011 Federal Deposit Insurance Corporation, or FDIC, National Survey of Unbanked and Underbanked Households published in September 2012, 29% of American households do not have a savings account to meet any financial emergency. As a result of these trends, a significant number of retailers in other industries have begun to offer financial services to these consumers. The providers of these services are fragmented and range from specialty finance stores and online alternative financial services providers to retail stores in other industries that offer ancillary financial services.

Our Customers

We serve a large and growing demographic group of customers by providing services to help manage their day-to-day financial needs. Our products are designed to provide our customers with a convenient means of obtaining small loans and ancillary financial services. Depending on their individual needs and circumstances, our customers can choose between pawn loans and consumer loans to bridge their liquidity gaps.

Our large and growing customer base generally represents the working middle class individual. The following chart sets forth industry information about a typical pawn loan customer:

Average Age	36
Household Income	$29,000
Employed	80%
Homeownership	33%
High School Diploma/GED	82%
Bank Account	Not required

Source: National Pawnbrokers Association.

The following chart sets forth industry information about a typical cash advance customer:

Average Age	Under 45
Household Income	$25,000 to $50,000
Homeownership	32%
High School Diploma/GED	90%
Bank Account	Required

Source: The Community Financial Services Association of America.

Our Products and Services

Our primary products and services are small loans offered to individuals. These loans take the form of pawn loans secured by tangible property and consumer loans, which include short-term loans (commonly referred to as payday loans), line of credit accounts and installment loans.

Pawn Loans

We offer secured non-recourse loans, commonly referred to as pawn loans. Pawn loans are short-term loans (generally 30 to 90 days) made on the pledge of tangible personal property. Pawn loan fees and service charges revenue is generated from our pawn loan portfolio. A related activity of our pawn lending operations is the disposition of collateral from unredeemed pawn loans and the liquidation of a smaller volume of merchandise purchased directly from customers or from third parties. As of September 30, 2013, we operated 792 pawn lending locations in the United States and 47 pawn lending locations in Mexico. In August 2013, we completed the acquisition of substantially all of the assets of a chain of pawn lending locations in Texas that included 41 operating locations and the rights to one additional Texas pawn-lending location (that was under construction but not open for business at the time of the acquisition), all of which were acquired from TDP Superstores Corp. and operate under the name Top Dollar Pawn. In addition, in December 2013, we completed the acquisition of substantially all of the assets of a 34-store chain of pawn lending locations in the states of Georgia and North Carolina that were owned by PawnMart, Inc. and operate primarily under the name PawnMart.

When receiving a pawn loan from us, our customer pledges personal property to us as security for the loan. Because pawn loans are non-recourse against the customer, the customer’s credit worthiness is not a significant factor in the loan decision. The amount we are willing to lend in our pawn lending operations is generally assessed as a percentage of the pawned property’s estimated disposition value. We rely solely on the disposition of pawned property to recover the principal amount of an unpaid pawn loan plus a yield on the investment. If the customer does not repay the loan, we either become the owner of the pawned property or become the party responsible for the disposition of the collateral in satisfaction of the loan and unpaid fees, and the merchandise becomes available for disposition through either retail or commercial sales. Our gross profit margin on disposition of merchandise was 32.1% in 2012 and 31.3% for the nine month period ended September 30, 2013.

Pawn-related activity, which is the sum of pawn loan fees and service charges and the net proceeds from the disposition of merchandise, generated $526.5 million of net revenue in 2012 and $365.5 million of net revenue in the nine month period ended September 30, 2013, representing 52.3% and 47.9% of consolidated net revenue, respectively. As of September 30, 2013, our pawn loan balance was $253.7 million, which represented 43.6% of our consolidated loan portfolio.

Consumer Loans

We also originate, guarantee or purchase consumer loans (collectively referred to as “consumer loans”). Consumer loans provide customers with cash, typically in exchange for an obligation to repay the amount advanced plus fees and any applicable interest. Consumer loans include short-term loans, line of credit accounts and installment loans.

Short-term loans are unsecured short-term loans written by us or by a third-party lender through our credit services organization programs, which we refer to as our CSO programs, that we guarantee. Line of credit accounts consist of draws made through our line of credit products, and, from 2008 through October 2010, included micro line of credit, or MLOC, receivables, which are participation interests in receivables acquired from a third-party lender in connection with certain MLOC services we offered. Installment loans are longer-term multi-payment loans that generally require the pay-down of portions of the outstanding principal balance in multiple installments and include unsecured loans and auto equity loans, which are secured by a customer’s vehicle, that are written by us or by a third-party lender through our CSO programs that we guarantee.

We offer consumer loans in many of our retail services locations. We also offer consumer loans over the Internet through our websites that operate under the names “CashNetUSA” and “NetCredit” in the United States, under the names “QuickQuid” and “Pounds to Pocket” in the United Kingdom and under the name “DollarsDirect” in Australia and Canada.

Through our CSO programs, we provide services related to a third-party lender’s consumer loan products in some markets by acting as a credit services organization or credit access business on behalf of consumers in accordance with applicable state laws. Services offered under our CSO programs include credit-related services such as arranging loans with independent third-party lenders and assisting in the preparation of loan applications and loan documents, or CSO loans. Under our CSO programs, we guarantee consumer loan payment obligations to the third-party lender in the event that the customer defaults on the loan. CSO loans are not included in our consolidated financial statements, but we have established a liability for the estimated losses in support of the guarantee on these loans in our consolidated balance sheets.

Consumer loan fees, net of consumer loan loss provision, generated $465.2 million of net revenue in 2012 and $388.4 million of net revenue in the nine month period ended September 30, 2013, representing 46.3% and 50.9% of consolidated net revenue, respectively. As of September 30, 2013, our consumer loan balance, net of allowance for losses, was $328.3 million, which represented 56.4% of our consolidated loan portfolio.

Other Services

In addition, we provide check cashing and other ancillary services through many of our retail services locations and through our franchised check cashing locations. The ancillary services provided mainly include money orders, wire transfers, prepaid debit cards, tax filing services and auto insurance. Most of these ancillary services are provided through third-party vendors.

Revenue by composition of areas of operations

The chart below represents our net revenue composition by areas of operation:

Our Operating Segments

We have two reportable operating segments: retail services and e-commerce. Our retail services segment includes all of the operations of our Retail Services Division, which is composed of both domestic and foreign storefront locations that offer some or all of the following services: pawn loans, consumer loans, the purchase and sale of merchandise, check cashing and other ancillary services such as money orders, wire transfers, prepaid debit cards, tax filing services and auto insurance. Most of these other ancillary services offered in our retail services segment are provided through third-party vendors. Our e-commerce segment includes the operations of our E-Commerce Division, which is composed of our domestic and foreign online lending channels through which we offer consumer loan products and is referred to as Enova.

Retail Services Segment

The following table sets forth the number of domestic and foreign company-owned and franchised locations in our retail services segment offering pawn lending, consumer lending, and other services as of September 30, 2013 and December 31, 2012 and 2011. Our domestic retail services locations operate under the names “Cash America Pawn,” “SuperPawn,” “Cash America Payday Advance,” “Cashland” and “Mr. Payroll.” In addition, some recently acquired domestic retail services locations operate under various names that we expect to change to “Cash America Pawn” during 2013 and 2014. In January 2013, our retail services locations in Mexico began operating exclusively under the name “Cash America casa de empeño” (and previously operated under the name “Prenda Fácil”).

				AS OF DECEMBER 31,
	AS OF SEPTEMBER 30, 2013,			2012			2011
	DOMESTIC(1)	FOREIGN	TOTAL	DOMESTIC(1)	FOREIGN	TOTAL	DOMESTIC(1)(2)	FOREIGN	TOTAL
Retail services locations offering:
Both pawn and consumer lending	581	—	581	581	—	581	572	—	572
Pawn lending only	211	47	258	167	47	214	126	190	316
Consumer lending only	68	—	68	83	—	83	86	—	86
Other(3)	88	—	88	91	—	91	110	—	110

Total retail services locations	948	47	995	922	47	969	894	190	1,084

(1)	Except as described in note (3) below, includes locations that operate in 22 states in the United States as of September 30, 2013 and December 31, 2012, and 23 states as of December 31, 2011. In 2011, includes five retail services locations that we operated under management agreements with a former franchisee.
(2)	Includes one unconsolidated franchised location operating under the name “Cash America Pawn” as of December 31, 2011.

(3)	As of September 30, 2013 and December 31, 2012 and 2011, includes 88, 91 and 104 unconsolidated franchised check cashing locations, respectively. As of December 31, 2011, includes six consolidated Company-owned check cashing locations. As of September 30, 2013 and December 31, 2012 and 2011, includes locations that operate in 13, 15 and 18 states in the United States, respectively.

E-Commerce Segment

We offer consumer loans through our websites on the Internet. As of September 30, 2013, our e-commerce segment operated in 32 states in the United States and in three foreign countries through our websites:

•	in the United States at http://www.cashnetusa.com and http://www.netcredit.com,

•	in the United Kingdom at http://www.quickquid.co.uk and http://www.poundstopocket.co.uk,

•	in Australia at http://www.dollarsdirect.com.au, and

•	in Canada at http://www.dollarsdirect.ca.

Our Internet websites and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Retail Services Expansion Strategy

Historically, we have expanded our retail services business by acquiring existing retail services locations and by establishing new start-up locations. We intend to continue to expand our retail services business within our existing geographic markets and into other markets that meet our investment criteria. We believe that such expansion will continue to provide economies of scale in supervision, purchasing, administration and marketing by decreasing the overall average cost of such functions per unit owned. By concentrating multiple lending locations in regional and local markets, we seek to expand market penetration, enhance name recognition and reinforce our marketing programs.

As a part of our lending location expansion strategy, in 2013 we acquired 76 pawn lending locations. In August 2013, we completed the acquisition of a chain of pawn lending locations in Texas that included 41 operating locations and the rights to one additional Texas pawn-lending location, and in December 2013, we completed the acquisition of a chain of pawn lending locations that included 31 locations in Georgia and three locations in North Carolina. In 2012, we acquired a chain of nine pawn lending locations in Arizona and a 25-store chain of pawn lending locations in Kentucky, North Carolina and Tennessee. In addition to these transactions, we acquired 11 pawn lending locations during 2012 and 2011. In addition to making strategic acquisitions, we have expanded our retail services operations by opening new pawn lending locations in key markets. We opened 14 and nine new domestic pawn lending locations in 2012 and 2011, respectively, and we have opened two additional new pawn lending locations, net of closures, during the nine-month period ended September 30, 2013.

Consistent with the goal of providing additional credit products, we began offering auto equity and installment loans to customers in certain of our lending locations in 2010. Through the addition of these services, we expanded our customers’ available credit alternatives while providing an opportunity for increased revenue and earnings at our lending locations. We plan to continue our efforts to develop and deliver ancillary financial products to our diverse customer base.

We may also consider lending location expansion internationally in Mexico and other Latin American countries. Within Mexico and many of the countries in Latin America, a significant customer base exists that is unbanked/underbanked and in need of short-term liquidity. Additionally, these markets remain highly fragmented and present growth opportunities for an established large scale operator such as us.

E-Commerce Growth Strategy

Since acquiring our e-commerce consumer loan business in 2006, which we conduct through our e-commerce segment, or Enova, we have been actively exploring strategies to increase and enhance our Internet presence, with the goal of becoming the premier online consumer loan provider. We now offer an array of consumer credit products over the Internet through our websites that operate under the names “CashNetUSA” and “NetCredit” in the United States, “QuickQuid” and “Pounds to Pocket” in the United Kingdom and “DollarsDirect,” in Australia and Canada. We continue to evaluate new markets in which to establish our Internet presence, similar to our entry into the United Kingdom during 2007 and Australia and Canada during 2009.

During 2008 in the United States and during 2010 in the United Kingdom, we introduced longer-term installment loan products over the Internet, which typically have terms ranging from four to 12 months, but may also be available with terms of up to 36 months. Our installment loan products are designed to meet the needs of customers who desire a more flexible, longer-term loan product and to fill a gap in the marketplace created by the tightening of credit terms by traditional banks.

In 2010 and 2013, we also began offering line of credit products over the Internet in the United States and the United Kingdom, respectively. We intend to continue to evaluate and offer new products and services that complement our Internet specialty financial services in order to meet the growing financial services needs of our consumers, both in the United States and internationally.

Competitive Strengths

Established, Leading Global Provider of Alternative Financial Services

We believe we are the nation’s largest provider of pawn loans and one of the largest operators of pawn shops in the world. As of September 30, 2013, we operated 860 lending locations in 22 states in the United States and 47 pawn lending locations in Mexico. In addition, we believe Enova is a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada. We believe we have created strong customer loyalty and brand recognition through our ability to help our customers meet their needs through our broad range of alternative financial services products and by providing convenient means of access through our extensive lending locations and growing online platform. As a result, we believe we have established strong relationships with our customer base over our extensive history of providing alternative financial services for approximately 29 years.

Consistently Performing and Stable Retail Services Segment

We have offered pawn loans to consumers through our retail services segment in the United States since 1984 and in Mexico since 2008. Our domestic storefront operations where we offer pawn loans or a combination of pawn and consumer loans has grown to 792 lending locations as of September 30, 2013, an increase of 58.1% since December 31, 2008. We have developed our domestic pawn operations over our extensive operating history, resulting in a predictable process that leads to redemption on approximately 70% of our pawn loans. On the high proportion of redeemed pawn loans, we are able to drive repeat business with the consumer and continue to generate significant and stable yields on pawn loans. On our unredeemed pawn loans, we are able to generate significant yields on merchandise sold. Domestic sales of merchandise, including forfeited merchandise and merchandise purchased directly from customers or third parties, generated approximately a 150.3% yield in 2012 (representing aggregate sales proceeds of merchandise during the period divided by our carrying cost, which is the amount loaned or the amount paid for the purchased merchandise, of such merchandise), and averaged 155.6% from 2008 to 2012.

Highly Scalable and Growing E-Commerce Segment

Our proprietary technology platform employed in our e-commerce segment is designed to be powerful enough to handle the large volume of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The platform has enabled us to achieve significant growth since we acquired our online business as we have expanded both our product offerings and the geographic markets we serve. We are able to enter new markets and launch new products quickly, often within three to six months from conception to launch. We began offering installment loans through our e-commerce segment in the United States and United Kingdom in 2008 and 2010, respectively, and have experienced significant growth in those products, resulting in a compound annual growth rate of 241.2% in installment loan net revenue from 2010 through 2012. Net revenue contribution from foreign e-commerce operations has increased from $20.9 million, or 14.3% of the net revenue of our e-commerce segment in 2009, to $182.8 million, or 48.9% of net revenue from our e-commerce segment in 2012. We expect our advanced technology and underwriting platform to help continue to drive significant growth in our e-commerce segment.

Diligent Focus on Regulatory Compliance

Our products and services are subject to various federal, state, local and foreign laws and regulations. We have extensive experience in regulatory compliance. Regulatory compliance involves complying with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to, among other things, fees, loan durations, loan amounts and required disclosures. We have a team of employees who assist with regulatory compliance monitoring and enforcement activities. Our extensive experience and customized technology platform allow us to launch new products and to enter new geographic regions with a focus upon compliance with applicable laws and regulations. We are members of industry trade groups, including the Community Financial Services Association of America in the United States, the Online Lenders Alliance in the United States and the Consumer Finance Association in the United Kingdom, which have promulgated “best practices” for our industry that we have adopted. These practices primarily relate to the nature of disclosures, transparent fees and proper customer interactions. Additionally, with approximately 47.9% of our net revenue for the nine month period ended September 30, 2013 related to pawn activities, we operate a significant portion of our business within an established pawn regulatory environment.

Experienced Management Team with Proven Track Record

We are led by an experienced management team. Our team of executive officers has an average of over 15 years of industry experience. Daniel R. Feehan, our Chief Executive Officer and President, has served as a member of our Board of Directors since 1984 and as our Chief Executive Officer since 2000. Thomas A. Bessant, Jr., our Executive Vice President and Chief Financial Officer, joined us in 1993 and has served as our Chief Financial Officer since 1997. Our team of executive officers also consists of: our Chief Executive Officer of Enova, who joined us in 2013; and our Executive Vice President, General Counsel and Secretary, who has been employed by us since 1995. We have achieved significant growth in loan balances, total revenue and Adjusted EBITDA under their management.

The Exchange Offer

The exchange offer relates to the exchange of up to $300,000,000 aggregate principal amount of outstanding old notes for an equal aggregate principal amount of Notes. The form and terms of the Notes are identical in all material respects to the form and terms of the corresponding outstanding old notes, except that the Notes will be registered under the Securities Act, and therefore they will not bear legends restricting their transfer.

Securities to be Exchanged	On May 15, 2013, we issued $300,000,000 aggregate principal amount of old notes to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act. The terms of the Notes are substantially identical to the terms of the old notes, except that provisions relating to transfer restrictions, registration rights, and rights to increased interest in addition to the stated interest rate on the old notes will not apply to the Notes. See “Description of the Notes” and “Description of the Old Notes.”

The Exchange Offer

We are offering to exchange a like amount of Notes for our old notes in denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. As of the date of this prospectus, old notes representing $300,000,000 aggregate principal amount are outstanding.

Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued by the SEC to third parties unrelated to us, we believe that the Notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•    you are not an “affiliate” of ours;

•    you are acquiring the Notes in the ordinary course of your business;

•    you have no arrangement or understanding with any person to participate in the distribution of the Notes issued to you in the exchange offer;

•    if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the Notes issued in the exchange offer; and

•    if you are a broker-dealer, you will receive the Notes for your own account, the old notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any Notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you fail to satisfy any of the foregoing conditions, you will not be permitted to tender your old notes in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of your old notes unless such sale is made pursuant to an exemption from such requirements.

Registration Rights

We sold the old notes on May 15, 2013 in a private placement in reliance on Section 4(2) of the Securities Act. The old notes were immediately resold by the initial purchasers in reliance on Rule 144A and Regulation S promulgated under the Securities Act. In connection with the sale, we, together with the guarantors, entered into a registration rights agreement, dated May 15, 2013, with the initial purchasers of the old notes, or the Registration Rights Agreement, requiring us to make the exchange offer. The Registration Rights Agreement further provides that we must:

•    file a registration statement with the SEC on or before the 180th day following May 15, 2013;

•      use our commercially reasonable efforts to cause a registration statement relating to an offer to exchange the old notes for the Notes to become effective on or before the 270th day following May 15, 2013, and to keep such registration statement effective until the consummation of the exchange offer; and

•      to consummate the exchange offer.

If we are not in compliance with our obligations under the Registration Rights Agreement, liquidated damages will accrue on the old notes in addition to the interest that otherwise is due on the old notes. If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no liquidated damages will be payable on the old notes. The Notes will not contain any provisions regarding the payment of liquidated damages. See “Description of the Old Notes—Registration Rights and Additional Interest.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, February 13, 2014 or a later date and time if we extend it, or the expiration date.

Withdrawal	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense promptly after the expiration or termination of the exchange offer.

Interest on the Notes and the Old Notes	Interest on the Notes will accrue from May 15, 2013 or from the date of the last payment of interest on the old notes (or if the Note is authenticated between a record date and interest payment date, from such interest payment date), whichever is later. If your old notes are accepted for exchange, then you will receive interest on the Notes and not on the old notes.

Procedures for Tendering Old Notes

Each holder of the old notes wishing to accept the exchange offer must complete, sign and date the letter of transmittal, or a copy thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. Persons holding the old notes through the Depository Trust Company, or DTC, and wishing to accept the exchange offer must do so pursuant to DTC’s Automated Tender Offer Program, by which each tendering participant will agree to be bound by the letter of transmittal.

We will accept for exchange any and all old notes which are properly tendered (and not withdrawn) in the exchange offer prior to the expiration date. The Notes will be delivered promptly following the expiration date. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent in connection with the exchange offer. For additional information, see “The Exchange Offer—Exchange Agent” and the accompanying letter of transmittal.

Federal Income Tax Considerations	We believe the exchange of old notes for Notes pursuant to the exchange offer will not constitute a sale or an exchange for federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Appraisal or Dissenters’ Rights	You will not have appraisal or dissenters’ rights in connection with the exchange offer.

Consequences of Not Exchanging Old Notes

If you do not exchange your old notes for Notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer contained in the legend on the old notes. In general, the old notes may not be offered or sold unless they are registered under the Securities Act. However, you may offer or sell your old notes under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Summary of the Terms of the Notes

Total Amount of Notes Offered	$300,000,000 in principal amount of 5.75% Senior Notes due 2018.

Maturity	May 15 , 2018

Interest	5.75% per annum, paid every six months on May 15 and November 15, with the first payment on November 15, 2013.

Optional Redemption	We may redeem some or all of the Notes at any time at the make-whole amount set forth in “Description of the Notes—Optional Redemption.”

Mandatory Offer to Repurchase	Upon the occurrence of certain change of control events described under “Description of the Notes,” you may require us to repurchase some or all of your Notes at 101% of their principal amount plus accrued interest. The occurrence of those events may, however, be an event of default under our Credit Agreement or other debt agreements, and those agreements may prohibit the repurchase. Further, we cannot assure you that we will have sufficient resources to satisfy our repurchase obligation. You should read carefully the sections called “Risk Factors—Risks Related to the Notes—We may be unable to repurchase the Notes upon a change of control” and “Description of the Notes.”

Guarantors	Each subsidiary of Cash America International, Inc. that is a borrower or guarantor under a Principal Credit Facility (as defined in “Description of the Notes”) along with one of our foreign subsidiaries are required to be a guarantor of the Notes. The Notes are fully, jointly, severally and unconditionally guaranteed, subject to certain customary release provisions described under “Description of the Notes—Guarantors.” On the issue date, each direct and indirect domestic subsidiary of Cash America International, Inc. and one of our foreign subsidiaries will be a guarantor of the Notes. The amount of each Note guaranty may be limited.

Ranking

The Notes and the subsidiary Note guaranties are unsecured and rank equally in right of payment with all of our and our guarantor subsidiaries’ other existing and future senior debt but are effectively junior to all secured debt to the extent of the value of the assets securing such indebtedness. As of September 30, 2013, the Company and the guarantors had no secured indebtedness.

The Notes will effectively rank junior to all liabilities of our subsidiaries that have not guaranteed the Notes.

After giving effect to the offering of the old notes and the application of the net proceeds therefrom, at September 30, 2013:

•   The Company and the guarantors had outstanding approximately $682.8 million of senior debt; and

•   The Company’s subsidiaries that have not guaranteed the Notes had outstanding liabilities (excluding intercompany indebtedness and obligations) that are less than 3% of our total consolidated liabilities and are effectively senior to the Notes.

Certain Covenants

The indenture governing the Notes contains covenants limiting our ability and our subsidiaries’ ability to:

•   incur additional debt;

•   acquire or create new subsidiaries;

•   create liens;

•   engage in transactions with affiliates, except on an arms-length basis; and

•   consolidate or merge with another person.

In addition, the indenture governing the Notes will require us to maintain at all times a consolidated net worth (as defined in the indenture) that is not less than the level specified in the indenture. You should read “Description of the Notes—Certain Covenants” for a description of these covenants.

Risk Factors	See “Risk Factors” for important information regarding the Notes and our company. Please read that section carefully before you decide whether to invest in the Notes.

Summary Historical Consolidated Financial Data

The summary consolidated financial information set forth below as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 is derived from our audited consolidated financial statements included (i) in our 10-K and incorporated by reference in this prospectus, and (ii) in Exhibit 99.1 to our Current Report on Form 8-K, filed with the SEC on November 12, 2013, which we refer to as our November 8-K, and incorporated by reference in this prospectus. The summary consolidated financial information set forth below as of December 31, 2010, 2009 and 2008 and for each of the years ended December 31, 2009 and 2008 is derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial information set forth below as of and for each of the nine month periods ended September 30, 2013 and 2012 is derived from our unaudited consolidated financial statements included (i) in our Quarterly Report on Form 10-Q for the period ended September 30, 2013, which we refer to as our 10-Q, and incorporated by reference in this prospectus, and (ii) in our November 8-K. The unaudited consolidated financial statements include all adjustments which we consider necessary for a fair statement of our financial position and results of operations for those periods. The results for the nine months ended September 30, 2013 are not necessarily indicative of the results that might be expected for the entire year ending December 31, 2013 or any other period. The summary consolidated financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial and operating information incorporated by reference in this prospectus.

Summary of Selected Consolidated Financial Data

(Dollars in thousands, except per share data)	NINE MONTHS ENDED SEPTEMBER 30,				YEAR ENDED DECEMBER 31,
	2013		2012		2012		2011		2010		2009		2008
Statement of Income Data(1)
Total revenue	$1,316,880		$1,308,826		$1,800,430		$1,583,064		$1,337,050		$1,149,125		$1,030,794
Income from operations(2)(6)	155,353		166,427		215,915		244,342		207,132		175,652		148,706
Income before income taxes(2)(6)	128,279		145,160		186,320		217,526		184,513		154,716		132,803
Net income attributable to Cash America International, Inc.(3)(6)	115,244		82,990		107,470		135,963		115,538		96,678		81,140
Net income per share:
Basic	$4.01		$2.80		$3.64		$4.59		$3.90		$3.26		$2.77
Diluted(4)(5)(6)	$3.73		$2.62		$3.42		$4.25		$3.67		$3.17		$2.70
Dividends declared per share	$0.105		$0.105		$0.14		$0.14		$0.14		$0.14		$0.14
Weighted average shares:
Basic	28,747		29,599		29,514		29,602		29,640		29,639		29,327
Diluted	30,857		31,643		31,452		31,991		31,521		30,503		30,092
Balance Sheet Data at End of Period
Pawn loans	$253,678		$254,077		$244,640		$253,519		$217,402		$188,285		$168,747
Consumer loans, net(7)	328,281		256,825		289,418		222,778		139,377		108,789		83,850
Merchandise held for disposition, net	193,115		171,285		167,409		161,884		130,956		116,593		109,493
Working capital	820,258		719,908		710,566		644,891		491,298		414,450		313,827
Total assets	1,991,329		1,792,407		1,818,258		1,674,249		1,427,186		1,269,655		1,186,510
Long-term debt	682,849		589,463		578,330		537,291		456,704		429,183		438,154
Total equity	1,058,311		974,262		990,620		907,590		802,731		683,199		579,735
Ratio Data at End of Year
Current ratio	5.7	x	5.3	x	4.8	x	4.8	x	4.8	x	4.1	x	3.1	x
Debt to equity ratio	64.5%		60.5%		58.4%		59.2%		56.9%		62.8%		75.6%
Ratio of earnings to fixed charges	3.9	x	4.9	x	4.6	x	5.6	x	5.4	x	5.0	x	5.3	x

(1)	See Note 3 of Notes to Consolidated Financial Statements of Cash America International, Inc. and subsidiaries for the year ended December 31, 2012 in our 10-K and our November 8-K for discussion of our acquisitions in 2008, 2010, 2011 and 2012, which is incorporated by reference in this prospectus.

(2)	Income from operations and income before income taxes for the year ended December 31, 2012 include unusual items recognized in the third and fourth quarters of $39.0 million, consisting of $3.9 million, $21.7 million and $13.4 million of expenses related to the withdrawn proposed initial public offering, or IPO, of our wholly-owned subsidiary, Enova, the reorganization of our Mexico-based pawn operations, or the Mexico Reorganization, and the voluntary reimbursements to Ohio customers, or the Ohio Reimbursements, respectively. Excluding these unusual items, non-GAAP, adjusted income from operations and non-GAAP adjusted income before income taxes would have been $254.9 million and $225.3 million, respectively, in 2012. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Continuing Operations—Highlights” in our 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus, for additional information about these non-GAAP measures. Income from operations and income before income taxes for the nine months ended September 30, 2013 include an unusual item recognized in the third quarter of 2013 of $18.0 million related to charges for the expected settlement of an outstanding litigation matter, or the 2013 Litigation Settlement. Excluding this unusual item, non-GAAP adjusted income from operations and non-GAAP adjusted income before income taxes would have been $173.4 million and $146.3 million, respectively, for the nine months ended September 30, 2013. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—General—Recent Developments—2013 Litigation Settlement” in our 10-Q, which is incorporated by reference in this prospectus, for additional information about the 2013 Litigation Settlement.
(3)	Net income for the year ended December 31, 2012 includes unusual items of $36.2 million, net of tax and noncontrolling interests, consisting of $2.4 million, $25.4 million and $8.4 million of expenses related to the withdrawn proposed Enova IPO, the Mexico Reorganization and the Ohio Reimbursements, respectively. Excluding these unusual items, non-GAAP adjusted net income would have been $143.7 million in 2012. Net income for the nine months ended September 30, 2012 includes unusual items of $20.9 million, net of tax and noncontrolling interests, consisting of $2.4 million and $18.5 million of expenses related to the withdrawn proposed Enova IPO and the Mexico Reorganization, respectively. Excluding these unusual item, non-GAAP adjusted net income would have been $103.9 million for the nine months ended September 30, 2012. Net income for the nine months ended September 30, 2013 includes a tax benefit of $33.2 million related to the deduction we plan to take on our 2013 federal income tax return for our tax basis in the stock of our wholly-owned subsidiary, Creazione Estilo, S.A. de C.V., a Mexican sociedad anónima de capital variable, or the Creazione Deduction, which was partially offset by expenses of $11.3 million, net of tax, related to the 2013 Litigation Settlement. Excluding these unusual items, non-GAAP adjusted net income would have been $93.4 million for the nine months ended September 30, 2013. The following table presents a reconciliation of net income to Adjusted EBITDA, which is a non-GAAP measure:

	NINE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2013	2012	2012	2011
Net income attributable to Cash America International, Inc.	$115,244	$82,990	$107,470	$135,963
Adjustments:
2013 Litigation Settlement	18,000			—
Charges related to withdrawn proposed Enova IPO	—	3,879	3,879	—
Charges related to Mexico Reorganization	—	21,908	28,873	—
Charges related to Ohio Reimbursements	—	—	13,400	—

Subtotal	$133,244	$108,777	$153,622	$135,963

Adjustments:
Depreciation and amortization expenses	54,314	45,801	62,864	54,149
Interest expense, net	25,539	20,986	28,987	25,447
Foreign currency transaction loss	1,053	72	313	1,265
Loss on extinguishment of debt	346	—	—	—
Equity in loss of unconsolidated subsidiary	136	209	295	104
Provision for income taxes	12,727	60,326	77,495	82,360
Net income (loss) attributable to the noncontrolling interest	308	(5,317)	(5,806)	(797)

Adjusted EBITDA	$227,667	$230,854	$317,770	$298,491

(4)	Diluted net income per share for the year ended December 31, 2012 includes unusual items of $1.15, net of tax and noncontrolling interests, related to the withdrawn proposed Enova IPO, the Mexico Reorganization and the Ohio Reimbursements. Excluding these unusual items, non-GAAP adjusted diluted earnings per share would have been $4.57 in 2012. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Continuing Operations—Overview—Non-GAAP Disclosure—Adjusted Earnings and Adjusted Earnings Per Share” in our 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus, for additional information about this non-GAAP measure.

(5)	Diluted net income per share for the nine months ended September 30, 2013 includes a net benefit of $0.71 related to unusual items, which includes a $1.08 tax benefit related to the Creazione Deduction and a $0.37 charge, net of tax, related to the 2013 Litigation Settlement. Excluding these unusual items, non-GAAP adjusted diluted earnings per share would have been $3.02 for the nine months ended September 30, 2013. See “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Non-GAAP Disclosure—Adjusted Earnings and Adjusted Earnings Per Share” in our 10-Q, which is incorporated by reference in this prospectus, for additional information about this non-GAAP measure.
(6)	See Notes 4, 15, 24 and 27 to Notes to Consolidated Financial Statements of Cash America International, Inc. and subsidiaries in our November 8-K for the year ended December 31, 2012, which are incorporated by reference in this prospectus, for further discussion of the Mexico Reorganization, the Ohio Reimbursements, the withdrawn proposed Enova IPO and the 2013 Litigation Settlement, respectively.
(7)	Excludes loans originated by third-party lenders through the CSO programs. See Notes 2 and 6 to Notes to Consolidated Financial Statements of Cash America International, Inc. and subsidiaries in our 10-K for the year ended December 31, 2012 and our November 8-K, which are incorporated by reference in this prospectus.

RISK FACTORS

In considering whether to exchange the old notes for the Notes, you should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in this prospectus. The trading price of the Notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus and the documents incorporated in this prospectus by reference also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including the risks faced by us described below, in the documents incorporated in this prospectus by reference and elsewhere in this prospectus. See “Disclosure Regarding Forward-Looking Statements.”

Risks Relating to the Exchange Offer

You may have difficulty selling the old notes you do not exchange.

If you do not exchange your old notes for the Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes as described in the legend on the global notes representing the old notes. There are restrictions on transfer of your old notes because we issued the old notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may offer or sell the old notes only if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any old notes not tendered in the exchange offer and, upon consummation of the exchange offer, you will not be entitled to any rights to have your untendered old notes registered under the Securities Act. In addition, the trading market, if any, for the remaining old notes will be adversely affected depending on the extent to which old notes are tendered and accepted in the exchange offer.

Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that (1) exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the Notes or (2) resells the Notes that were received by it for its own account in the exchange offer may be deemed to have received restricted securities and will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the Notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive the Notes in the exchange offer if the exchange offer procedure is not followed.

We will issue the Notes in exchange for your old notes only if you tender the old notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If you are the beneficial holder of old notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf.

Risks Related to Our Business and Industry

Our business is highly regulated under applicable laws and, if we fail to comply with these laws, our business could be adversely affected.

Our business is subject to extensive regulation, supervision and licensing under various federal, state, local and foreign statutes, ordinances and regulations. These laws, rules and regulations generally provide for licensing as a pawnbroker, lender or credit services organization, establish limits on the amount, duration and charges, including interest rates and fees, for various categories of loans, direct the form and content of finance contracts and other documentation and restrict collection practices, among other things. In certain jurisdictions, we are also subject to periodic examination by regulatory authorities who provide licenses for various aspects of our business.

Because pawn loans, short-term loans, lines of credit and installment loans, such as those provided by us, are viewed as extensions of credit, in the United States we must comply with certain federal laws, such as the federal Truth-in-Lending Act and Regulation Z adopted under that Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, and the Gramm-Leach-Bliley Act, among other laws, and with respect to our CSO programs, the Fair Debt Collection Practices Act. In addition, our marketing efforts and the representations we make about our products and services are subject to federal and state unfair and deceptive practice statutes, including the Federal Trade Commission Act and analogous state statutes under which the Federal Trade Commission, or FTC, state attorneys general or private plaintiffs may bring legal actions. If we are found to have engaged in an unfair and deceptive practice, it could have a material adverse effect on our business, prospects, results of operations and financial condition. As described further below, we are also subject to applicable laws in the foreign countries where we operate or offer loan products. Compliance with applicable laws and regulations is costly and can affect operating results.

Compliance with applicable laws and regulations also requires forms, processes, procedures, controls and the infrastructure to support these requirements, and may create operational constraints. Our failure to comply with applicable laws and regulations could subject us to regulatory enforcement actions, result in the assessment against us of civil, monetary, criminal or other penalties, require us to refund interest or fees, result in a determination that certain loans are not collectible, result in a revocation of licenses, or cause damage to our reputation, brands and valued customer relationships, any of which could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, if we fail to maintain the requisite licenses and permits to conduct our business or fail to satisfy applicable regulatory requirements, such failure could have a material adverse effect on our operations.

Adverse changes in, or the interpretation of, laws or regulations affecting our products and services could negatively impact our operations.

Because our products and services are subject to extensive regulation, supervision and licensing under various federal, state, local and foreign statutes, ordinances and regulations, we face the risk that future legislation or regulations or the interpretation of current laws and regulations may restrict our ability to continue our current methods of operation or to expand our operations and may have a negative effect on our business, prospects, results of operations and financial condition. Governments at the national, state and local levels, as well as foreign governments, may seek to impose new regulatory restrictions or licensing requirements or interpret or enforce existing requirements in new ways. In particular, consumer loans have come under increased regulatory scrutiny in recent years that has resulted in increasingly restrictive regulations and legislation that makes offering such loans in certain states in the United States or the foreign countries where we operate less profitable or unattractive to us.

Regulations adopted by some states in the United States require that all borrowers of certain short-term loan products be listed on a database and limit the number of loans a borrower may have outstanding. Other regulations adversely impact the availability of some of our consumer loan products in the United States to active duty military personnel, active members of the National Guard or members on active reserve duty and their immediate dependents. Legislative or regulatory activities may in the future limit the amount of interest and fees to levels that do not permit the offering of consumer loans to be feasible or may limit the number of consumer loans that customers may receive or have outstanding or impose “cooling off” periods between the time a loan is paid off and another loan is obtained and other terms, conditions or features. Since 2007, legislative changes that have been enacted in Arizona, Colorado, Delaware, Illinois, Maryland, Minnesota, Montana, New Hampshire, Ohio, Oregon, Washington and Wisconsin impact some of the consumer loan products we have historically offered in those states. Due to these legislative changes, we have ceased offering consumer loans in the States of Arizona, Montana and New Hampshire and discontinued our Credit Services Organization program in Maryland. In addition, these changes have also altered the parameters upon which we offer some of our consumer loans to consumers in the other states mentioned above, which has generally had the effect of reducing the profitability and the volume of the consumer loans we offer to customers in these other states.

Certain consumer advocacy groups and federal and state legislators have also asserted that laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of certain consumer loan products to consumers. In particular, both the executive and legislative branches of the U.S. federal government continue to receive significant pressure from consumer advocates and other industry opposition groups, and those governmental branches have recently exhibited an increased interest in debating legislation that could further regulate consumer loan products such as those offered by us. The U.S. Congress, as well as similar state and local bodies and similar foreign governmental authorities, have debated, and may in the future adopt, proposed legislation that could, among other things, place a cap on the effective annual percentage rate on consumer loan transactions (which could encompass both our consumer loan and pawn businesses), place a cap on the dollar amount of fees that may be charged for consumer loans, ban or limit loan renewals or extensions (where the customer agrees to pay the current finance charge on a loan for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge), including the rates to be charged for loan renewals or extensions, require us to offer an extended payment plan, allow for only minimal origination fees for advances, require short-term lenders to be bonded or require lenders to report consumer loan activity to databases designed to monitor or restrict consumer borrowing activity.

We cannot currently assess the likelihood of any future unfavorable federal or state legislation or regulations being proposed or enacted that could affect our products and services, including consumer loans and pawn loans. We are closely monitoring proposed legislation being discussed in states such as California, Ohio, Pennsylvania, Rhode Island and Washington, among others, relating to consumer loan products such as ours. A ballot initiative is pending in Missouri that, if passed, would likely require us to cease offering our consumer loan products in that state.

There can be no assurance that additional legislative or regulatory initiatives will not be enacted that could severely restrict, prohibit or eliminate our ability to offer a consumer loan product. Any federal or state legislative or regulatory action that severely restricts, by imposing an annual percentage rate limit on consumer loan transactions or otherwise prohibits, or places restrictions on, consumer loans and similar services, if enacted, could have a material adverse impact on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations such as local zoning regulation and permit licensing. Local jurisdictions’ efforts to restrict pawnshop operations and short-term lending through the use of local zoning and permitting laws have been increasing. Actions taken in the future by local governing bodies to require special use permits for, or impose other restrictions on pawn lending or consumer loans could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

In addition, under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that could affect the way we do business and may force us to terminate or modify our operations in particular states or affect our ability to renew licenses we hold. Regulators may also impose rules that are generally adverse to our industry. Any new licensing requirements or rules, or new interpretations of existing licensing requirements or rules, or our failure to follow licensing requirements or rules, could have a material adverse effect on our business, prospects, and results of operations and financial condition.

As described further below, we are also subject to applicable laws in the foreign countries where we operate or offer loan products, and these foreign countries have also exhibited an increasing interest in considering legislation that could regulate or restrict the consumer loan products we offer.

The Consumer Financial Protection Bureau could have a significant impact on our U.S. consumer loan business.

In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and Title X of the Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB, which regulates consumer financial products and services, including consumer loans offered by us. The CFPB has regulatory, supervisory and enforcement powers over providers of consumer financial products and services, including providers of consumer loans such as us, including explicit supervisory authority to examine and require registration of such providers. The CFPB became operational in July 2011, and on January 4, 2012, President Obama appointed a Director of the CFPB. The CFPB has begun exercising supervisory review over certain non-bank providers of consumer financial products and services, including providers of consumer loans such as us. In addition, the CFPB has issued examination procedures for, and has begun conducting examinations of, short-term, small dollar lenders such as us, evidencing the CFPB’s intention to exercise the powers afforded it.

The CFPB’s examination authority permits CFPB examiners to inspect the books and records of providers of short-term, small dollar lenders, such as us, and ask questions about their business practices, and the examination procedures include specific modules for examining marketing activities, loan application and origination activities, payment processing activities and sustained use by consumers, collections, accounts in default, consumer reporting and third-party relationships, as well as compliance programs. We believe that the potential exists that non-bank providers of consumer credit that are examined by the CFPB could, depending upon the circumstances, be required, as a result of any CFPB examination, to change their practices or procedures, which could adversely affect us, whether it is another party being examined and required to change practices that we might also engage in or whether it is a result of an examination of us.

On April 24, 2013, the CFPB issued a report entitled “Payday Loans and Deposit Advance Products: A White Paper of Initial Findings,” indicating that it had “engaged in an in-depth review of short-term small dollar loans, including payday loans.” The report discusses the initial findings of the CFPB regarding short-term payday loans provided by non-bank financial institutions at storefront locations and deposit account advances offered by depository institutions. While the CFPB’s study stated that “these products may work for some consumers for whom an expense needs to be deferred for a short period of time,” the CFPB also stated that its “findings raised substantial consumer protection concerns” related to the sustained use of payday loans and deposit account advances. In the report and subsequent statements, the CFPB reiterated that it has authority to adopt rules identifying acts or practices as unfair, deceptive or abusive, and hence unlawful, in connection with the offering of consumer financial products and services and to act to prevent providers from committing or engaging in such acts or practices. The CFPB announced that, based on the potential consumer harm and the data that it had gathered, further attention was warranted to protect consumers and that it expects to use its authorities to provide protections to consumers. The report indicated the CFPB plans to analyze the effectiveness of limitations, such as cooling-off periods between payday loans, “in curbing sustained use and other harms.” Additionally, the CFPB indicated that the report did not focus on online lending and that the CFPB is analyzing borrowing activity by consumers using online payday loans. We do not currently know the nature and extent of the rules that the CFPB will adopt, and the CFPB’s 2014 agenda indicates that its target date for proposing such rules is March 2014, although they could act earlier or later than that date.

If the CFPB adopts any rules or regulations that significantly restrict the conduct of our consumer loan business, any such rules or regulations could have a material adverse effect on our business, prospects, results of operations and financial condition or could make the continuance of all or part of our U.S. consumer loan business impractical or unprofitable. Any new rules or regulations adopted by the CFPB could also result in significant compliance costs to us.

In furtherance of its regulatory and supervisory powers, the CFPB has the authority to impose monetary penalties for violations of applicable federal consumer financial laws, require remediation of practices and pursue administrative proceedings or litigation for violations of applicable federal consumer financial laws (including the CFPB’s own rules). The CFPB has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented under Title X of the Dodd-Frank Act, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. If the CFPB or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on us or our business.

On November 20, 2013, we consented to the issuance of a consent order by the CFPB pursuant to which we agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its review, to pay a penalty of $5 million and to set aside $8 million for a period of 180 days to fund any further payments to eligible Ohio customers who make valid claims in connection with our previously disclosed Ohio voluntary reimbursement program. We have already refunded approximately $6.4 million in connection with this program. The consent order relates to issues self-disclosed to the CFPB during its 2012 examination of us, including the improper preparation of certain court documents in connection with collections lawsuits initiated by us in Ohio, which were previously disclosed by us and for which we implemented a voluntarily reimbursement program for affected customers; the making of a limited number of loans to consumers who may have been members of the military at the time of the loan at rates in excess of the military annual percentage rate permitted by the federal Military Lending Act due in part to system errors, and for which we have made refunds of approximately $33,500; and for certain failures to timely provide and preserve records and information in connection with the CFPB’s examination of us. In addition, as a result of the CFPB’s review, we are in the process of enhancing our compliance management programs and implementing additional procedures to address the issues identified by the CFPB. We are also required to provide periodic reports to the CFPB.

In addition, Enova relies heavily on the use of lead generators or providers as a source of customers for its business. The CFPB has indicated its intention to examine compliance with federal laws and regulations and to scrutinize the flow of non-public, private consumer information between lead generators and lead buyers, such as Enova. The use of lead generators could subject us to additional regulatory cost and expense, and if Enova’s ability to use lead generators were to be impaired, Enova’s business could be materially adversely affected.

An inability to disburse consumer loan proceeds or collect consumer loan payments through the Automated Clearing House, or ACH, system would materially adversely affect our consumer loan business.

When making consumer loans, our online consumer loan business uses the ACH system to deposit loan proceeds into our customers’ bank accounts, and both our online and storefront consumer loan businesses, including loans made through the CSO programs, depend on the ACH system to collect amounts due to us by withdrawing funds from our customers’ bank accounts when we have obtained written authorization to do so from our customers. Our ACH transactions are processed by banks, and if these banks cease to provide ACH processing services to us, we would have to materially alter, or possibly discontinue, some or all of our consumer loan business if alternative ACH processors are not available.

It has been reported that recent actions by the U.S. Department of Justice, or the Justice Department, the FDIC and certain state regulators appear to be intended to discourage banks and ACH payment processors from providing access to the ACH system for certain short-term consumer loan (or payday loan) providers that they believe are operating illegally, cutting off their access to the ACH system to either debit or credit customer accounts (or both). According to published reports, the Justice Department has issued subpoenas to banks and payment processors and the FDIC and other regulators are said to be using bank oversight examinations to discourage banks from providing access to the ACH system to certain online lenders. Recently, the Department of Financial Services of the State of New York, or the NY DFS, sent letters to approximately 35 online short-term consumer loan companies (that did not include us as we do not offer consumer loans in New York) demanding that they cease and desist offering illegal payday loans to New York consumers and also sent letters to over 100 banks, as well as the National Automated Clearing House Association, or NACHA (which oversees the ACH network), requesting that they work with the NY DFS to cut off ACH system access to New York customer accounts for illegal payday lenders. NACHA, in turn, has requested that its participants review origination activity for these 35 online short-term consumer loan companies and to advise NACHA whether it has terminated these lenders’ access to the ACH system or, if not, the basis for not doing so. NACHA also requested that participants review ACH origination activities related to other online loan companies and to terminate any ACH system access that would violate NACHA rules, which would include, according to NACHA, any authorizations to use the ACH system to pay illegal loans that are unenforceable under state law. Maryland’s Division of Financial Regulation has also been reported to have taken steps to stop banks in Maryland from processing illegal payday loans in its state, and the California Department of Business Oversight similarly directed state-licensed banks and credit unions to monitor transactions with any unlicensed lenders.

This heightened regulatory scrutiny by the Justice Department, the FDIC and other regulators has the potential to cause banks and ACH payment processors to cease doing business with consumer lenders who are operating legally, without regards to whether that lender is complying with applicable laws, simply to avoid the risk of heightened scrutiny or even litigation. In addition, NACHA has certain operating rules that govern the use of the ACH system. In November 2013, NACHA proposed amendments to these rules that, if adopted, would be effective in March 2015 and would establish limitations on ACH return rates and impose fees on certain ACH returns. If these amendments are adopted in their current form, our access to the ACH system could be restricted, our ACH costs could increase and we could be required to make changes to our business practices.

There can be no assurance that our access to the ACH system will not be impaired as a result of this heightened scrutiny or the proposed NACHA rule amendments, and if this access is impaired, our consumer loan business will be materially adversely affected and we may find it difficult or impossible to continue some or all of our consumer loan business, which could have a material adverse effect on our business, prospects, and results of operations and financial condition.

The use of personal data used in credit underwriting is highly regulated under federal laws and regulations.

The Fair Credit Report Act, or FCRA, and related laws and regulations concerning consumer reports have recently been under regulatory scrutiny, and certain related regulations or interpretations of the FTC were revised by the FTC. The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. Historically, the FTC has played a key role in the implementation, oversight, enforcement and interpretation of the FCRA. Pursuant to the Dodd-Frank Act, the CFPB is to have primary supervisory, regulatory and enforcement authority of FCRA issues, although the FTC will also retain its enforcement role regarding the FCRA but will share that role in many respects with the CFPB. It is not certain exactly how the CFPB will supervise and regulate consumer reporting agencies, some of whom we rely upon for underwriting data. The CFPB may take a different approach than did the FTC, including with respect to regulation, enforcement and supervision. Such changes may materially affect our business if new regulations or interpretations by the CFPB require us to materially alter the manner in which we use personal data in our credit underwriting. The CFPB’s position on the FCRA and related investigation or enforcement activities may have a materially adverse impact on our business, including our operations, our mode and manner of conducting business and our financial results.

Negative public perception of our business, specifically our consumer loan business and our business practices, could cause demand for our products to significantly decrease.

In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on short-term consumer loans. Such consumer advocacy groups and media reports generally focus on the Annual Percentage Rate to a consumer for this type of loan, which is compared unfavorably to the interest typically charged by banks to consumers with top-tier credit histories. The fees charged by us and others in the industry attract media publicity about the industry and can be perceived as controversial by those who do not focus on the credit risk and high transaction costs of serving our customer segment. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for any or all of the consumer loan products offered by us could significantly decrease, which could materially affect our results of operations and financial condition. Additionally, if the negative characterization of these types of loans is accepted by legislators and regulators, we could become subject to more restrictive laws and regulations applicable to short-term loans or other consumer loan products offered by us that could materially adversely affect our financial condition and results of operations and could impair our ability to continue current operations.

In addition, our ability to attract and retain customers is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters—even if related to seemingly isolated incidents—could erode trust and confidence and damage our reputation among existing and potential customers, which could make it difficult for us to attract new customers and maintain existing ones and could significantly decrease the demand for our products.

Significant changes in foreign laws or regulations or a deterioration of the political, regulatory or economic environment of Mexico, Australia, Canada or the United Kingdom could affect our operations in these countries.

Significant changes in foreign laws or regulations or a deterioration of the political, regulatory or economic environment of Mexico, Australia, Canada or the United Kingdom could restrict our ability to sustain or expand our operations in these countries, which could materially adversely affect our business, prospects, results of operations and financial condition and could impair our ability to continue operations in these countries.

In Mexico, restrictions and regulations affecting pawn services, including licensing restrictions, disclosure requirements and limits on interest rates have been and likely will in the future be proposed from time to time. We also maintain business relationships with third-party service providers. The failure of key service providers to fulfill their obligations as a result of regulatory, political, economic or other factors could disrupt our operations in Mexico. Our business in Mexico is also subject to other potential risks and uncertainties that are beyond our control, such as violence, social unrest, enforcement of property rights and public safety and security, which could restrict or eliminate our ability to operate some or all of our locations in Mexico or significantly reduce customer traffic or demand.

In addition, we offer consumer loans over the Internet to customers in Australia, Canada and the United Kingdom. The United Kingdom and Australia have recently increased regulation of our industry as well as demonstrated an increasing interest in considering legislation or regulations that could further regulate or restrict the consumer loan products we offer.

In Australia we must comply with the responsible lending guidelines under the National Consumer Credit Protection Act (2010), or the NCCPA, which has been recently amended. The amendment includes limitations on permissible fees charged on certain consumer loans, including consumer loans made by us. We have recently altered the product we offer in Australia. We are still assessing the impact that the changes will have on our business in Australia, but we expect the product offering will be less profitable. If the reduction in profitability is such that our product offering is not sustainable, we may need to exit Australia if the product cannot be further modified in a way that retains its profitability in that country.

In the United Kingdom, we must comply with the European Union Consumer Credit Directive, the Irresponsible Lending Guidance of the Office of Fair Trading, or the OFT, and the Consumer Credit Act of 1974 that was amended by the Consumer Credit Act of 2006, or the CCA, among other rules and regulations. In February 2012, the OFT announced that it had launched a review of the payday lending sector to assess the sector’s compliance with the CCA, the Irresponsible Lending Guidelines and other relevant guidance and legal obligations. As part of this review, the OFT conducted examinations of a number of U.K. payday lenders, including us, to assess individual company compliance with these laws and guidelines. The OFT has announced that these inspections will be used to assess a licensee’s fitness to hold a consumer credit license and could result in formal enforcement action, including potential license revocation or significant fines or penalties where appropriate.

The OFT announced the findings of its review of the payday lending sector’s compliance during the first quarter of 2013 and enumerated a number of expectations it has for payday lenders related to affordability assessments, rollover practices, advertising, debt collection practices and consumer disclosures, among other expectations. Since that time, the OFT has been contacting the larger U.K. payday lenders to communicate the findings of its industry review and to conduct individual company examinations. On May 3, 2013, the OFT sent us a letter of findings related to its examination of our U.K. payday lending business. In that letter, the OFT indicated that we may not be complying fully with all aspects of the Irresponsible Lending Guidelines, the CCA and other relevant laws and guidance. This letter indicated the OFT’s general and specific concerns in the following categories: advertising and marketing, pre-contract information and explanations, affordability assessments, rollovers, including deferred refinance and extended loans, forbearance and debt collection, and regulatory and other compliance issues. The OFT asked us to provide an independent audit of our compliance in relation to each concern identified in the letter by July 29, 2013. We believe we have addressed the concerns identified by the OFT, and we provided this audit to the OFT by the required date. This audit is intended to evidence how we have rectified the areas of concern identified by the OFT. Based upon our response to the OFT, we do not expect any of the changes that we implemented in our business to have a material adverse effect on our future operations and financial condition. However, we continue to receive additional requests for data and documentation from the OFT, and we are complying with those requests. We can provide no assurance as to whether we will successfully resolve the concerns expressed by the OFT or whether, in addressing these concerns, we will need to change our business processes or payday lending products in the United Kingdom in a manner that could materially adversely affect our future operations and financial condition.

In addition, in June 2013, the OFT referred the payday lending industry in the United Kingdom to the Competition Commission for review. The Competition Commission has begun gathering data from industry participants, including us, in connection with its review of the U.K. payday lending industry to determine whether certain features of the payday lending industry prevent, restrict or distort competition and, if so, what remedial action should be taken. The Competition Commission is required to complete its report by June 26, 2015, although it has stated that it aims to complete the investigation in a shorter period. If the investigation finds remedial action is necessary, the Competition Commission will decide whether to order such remedial action itself or whether it should recommend certain actions or remedies be taken by the industry regulator, which will likely be the Financial Conduct Authority, or FCA, by the time the report is issued.

In December 2012, the U.K. Parliament passed the Financial Services Act of 2012, or the Act, which created a new regulatory framework for the supervision and management of the banking and financial services industry in the United Kingdom, including the consumer lending industry in which we operate. The Act mandates that the FCA take over responsibility for regulating consumer credit from the OFT in April 2014. Certain provisions of the Act took effect on April 1, 2013, and other provisions of the Act will take effect on April 1, 2014. The Act makes changes to the CCA and the Financial Services and Markets Act of 2000, or the FSMA, and gives the OFT the power to suspend consumer credit licenses with immediate effect or from a date specified. In addition, under the Act we will be required to obtain authorization from the FCA in 2014 to provide consumer credit, which will require that we satisfy, and continue to satisfy, certain minimum standards set out in the FSMA and may result in additional costs to us. During the period of transition of regulatory responsibility over consumer credit from the OFT to the FCA, the OFT has continued and will continue to fully and rigorously regulate consumer credit, including the short-term loan market.

It appears that when the FCA takes over responsibility, it will regulate consumer credit pursuant to the guidance of the FSMA, which includes prescriptive regulations that currently govern the secured credit market while carrying across many of the standards set out in the CCA and its secondary legislation as well as OFT guidance. Prescriptive regulations, as contrasted with principles-based regulations that currently regulate the lending process in the United Kingdom, define what a lender may and may not do with a specific product, similar to U.S. law. On October 3, 2013, the FCA issued a consultation paper on a proposed rulebook of prescriptive regulations that includes more stringent requirements for lenders such as us, including mandatory affordability checks on borrowers, limiting the number of rollovers to two, restricting how lenders can advertise and proposing the power to ban advertisements it deems misleading, and introducing a limit of two unsuccessful attempts on the use of continuous payment authority to pay off a loan. If the FCA regulations are adopted as they are currently proposed, we would be required to make adjustments to our collections processes, which could possibly result in lower collections on loans made by us and a decrease in the number of customers that we are able to approve. We are still assessing the potential impact of the proposed changes and what effect such changes may have on our business, prospects, results of operations and financial condition. The FCA is expected to publish the finalized rulebook in early 2014, with certain provisions expected to take effect on April 1, 2014 and other provisions, such as the potential limits on rollovers, continuous payment authority and advertising, expected to take effect on July 1, 2014. If prescriptive regulations are adopted by the FCA, we expect that our compliance costs will be significantly increased.

In addition, on December 18, 2013, the UK passed the Financial Services (Banking Reform) Act, which includes an amendment that requires the FCA to introduce rules “with a view to securing an appropriate degree of protection for borrowers against excessive charges” on “high-cost short-term” consumer loans by January 2, 2015. Pursuant to this amendment, the FCA could adopt fee, cost of credit or other restrictions that could reduce the volume or profitability of the consumer loans that we offer, could cause us to change the products that we offer or could cause us to cease offering certain types of consumer loans in the UK.

Any of these regulatory changes could have a material adverse effect on our business, prospects, results of operations and financial conditions and could impair our ability to continue current operations in the United Kingdom.

Our earnings and financial position are subject to changes in the value of gold. A significant or sudden decline in the price of gold could materially affect our earnings.

A significant portion of our pawn loans are secured by gold jewelry, and we sell significant quantities of refined gold and gold jewelry acquired through forfeitures or purchased directly from customers. Our pawn service charges, sales proceeds and ability to dispose of excess jewelry inventory at an acceptable margin depend on the value of gold. As demonstrated recently, there has been an increased volatility in the price of gold. For example, gold prices have declined meaningfully since the beginning of 2013 to the date of this prospectus, resulting in compressed profit margins on commercial sales and lower overall gross profit. In addition, the recent decline resulted in decreases in merchandise sales, in inventory valuations, in the value of collateral securing outstanding pawn loans, and in the balance of pawn loans secured by gold jewelry. Any such sustained decrease in the value of gold could materially adversely affect our business, prospects, results of operations and financial condition.

There can be no assurance that we will be able to operate at an acceptable level of profitability in Mexico following our recent reorganization of our Mexico-based pawn operations.

During the third and fourth quarters of 2012, we substantially completed the Mexico Reorganization and our Mexico-based pawn operations that comprise the foreign component of our retail services segment now include only full-service pawn locations that offer pawn loans based on the pledge of general merchandise and jewelry-based collateral. We recognized $28.9 million of charges related to the Mexico Reorganization during the year ended December 31, 2012. We were operating 47 full-service pawn locations in Mexico as of September 30, 2013. There is no assurance that these remaining full-service pawn locations will be able to operate in Mexico at an acceptable level of profitability. If these remaining pawn locations have to be closed in the future, we will incur additional charges, which could adversely affect our results of operations in the period when we take such charges.

Current and future litigation or regulatory proceedings could have a material adverse effect on our business, prospects, results of operations and financial condition.

We have been and are currently subject to lawsuits (including purported class actions) that could cause us to incur substantial expenditures, generate adverse publicity and could significantly impair our business, force us to cease doing business in one or more jurisdictions or cause us to cease offering one or more products. We are also likely to be subject to further litigation in the future. The consequences of an adverse ruling in any current or future litigation could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular states. Defense of any lawsuit, even if successful, could require substantial time and attention of our management and could require the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. We are also subject to regulatory proceedings, and we could suffer losses from interpretations of applicable laws, rules and regulations in those regulatory proceedings, even if we are not a party to those proceedings. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Adverse court interpretations of the laws and regulations under which we operate could require us to alter the products we offer or impair our ability to offer certain products.

On May 28, 2009, one of our subsidiaries, Ohio Neighborhood Finance, Inc., doing business as Cashland, or Cashland, filed a standard collections suit in an Elyria Municipal Court in Ohio against Rodney Scott seeking judgment against Mr. Scott in the amount of $570.16, which was the amount due under his loan agreement. Cashland’s loan was offered under the Ohio Mortgage Loan Act, the OMLA, which allows for interest at a rate of 25% per annum plus certain loan fees allowed by the statute. The Municipal Court, in Ohio Neighborhood Finance Inc. v. Rodney Scott, held that short-term, single-payment consumer loans made by Cashland are not authorized under the OMLA, and instead should have been offered under the Ohio Short-Term Lender Law, which was passed by the Ohio legislature in 2008 for consumer loans with similar terms. Due to a cap on interest and loan fees at an amount that is less than permitted under the OMLA, we do not offer loans under the Ohio Short-Term Lender Law.

On December 3, 2012, the Ohio Ninth District Court of Appeals affirmed the Municipal Court’s ruling in a 2-1 decision. Although this court decision is only legally binding in the Ninth District of Ohio, which includes four counties in northern Ohio where Cashland operates seven stores and where we have modified our short-term loan product in response to this decision, other Ohio courts may consider this decision.

The Supreme Court of Ohio heard our appeal of the Ninth District Court’s decision in December 2013, and a decision is expected during the first half of 2014. If the Ninth District Court’s decision is upheld by the Ohio Supreme Court on appeal, our Ohio operations may be adversely affected. We rely on the OMLA to make short-term loans in our retail services locations in Ohio, and if we are unable to continue making short-term loans under this law, we will have to alter our short-term loan product in Ohio. In addition, following this ruling by the Ninth District Court, two lawsuits were filed against us by customers in Ohio in purported class action complaints alleging that we improperly made loans under the OMLA, and we may in the future receive other claims. If such legal proceedings are determined adversely to us, it could result in material losses to us or require us to make refunds in connection with certain short-term loans made under the OMLA.

Adverse court interpretations of the various laws and regulations under which we operate could require us to alter the products that we offer or cease doing business in the jurisdiction where the court interpretation is applicable. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

The failure of third parties who provide products, services or support to us to maintain their products, services or support could disrupt our operations or result in a loss of revenue.

Our consumer loan revenue depends in part on the willingness and ability of unaffiliated third- party lenders to make loans to customers and other third parties to provide services to facilitate lending, loan underwriting and payment processing in both the storefront and online lending consumer loan channels. The loss of the relationship with any of these third parties, and an inability to replace them or the failure of these third parties to maintain quality and consistency in their programs or services or to have the ability to provide their products and services, could cause us to lose customers and substantially decrease the revenues and earnings of our consumer loan business. Our revenue and earnings from our consumer loan business could also be adversely affected if any of those third party providers makes material changes to products or services that we rely on. We offer other services provided by various third-party vendors to our customers. If a third-party provider fails to provide its products or services, makes material changes to such products and services or does not maintain its quality and consistency or fails to have the ability to provide its products and services, we could lose customers and related revenue from those products or services. We also use third parties to support and maintain certain of our communication systems and computerized point-of-sale and information systems. The failure of such third parties to fulfill their support and maintenance obligations could disrupt our operations. Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations and financial condition.

A decreased demand for our products and specialty financial services and our failure to adapt to such decrease could result in a loss of revenue and could have a material adverse effect on us.

Although our products and services are a staple of our customer base, the demand for a particular product or service may decrease due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products, the availability of competing products or changes in customers’ financial conditions. Should we fail to adapt to a significant change in our customers’ demand for, or access to, our products, our revenue could decrease significantly. Even if we make adaptations or introduce new products to fulfill customer demand, customers may resist or may reject products whose adaptations make them less attractive or less available. In any event, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time. In particular, we have changed, and will continue to change, some of our consumer loan operations and the products we offer. Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations and financial condition.

If our allowance for losses and liability for estimated losses on third-party lender-owned consumer loans are not adequate to absorb losses or if we do not successfully manage our credit risk for unsecured consumer loans, our business, results of operations and financial condition may be adversely affected.

As more fully described in Note 6 to our Consolidated Financial Statements in our 10-K and our November 8-K, which are incorporated by reference into this prospectus, we utilize a variety of underwriting criteria, monitor the performance of our consumer loan portfolios and maintain either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the receivables portfolio and expected losses from loans guaranteed under the CSO programs. The allowance deducted from the carrying value of consumer loans was $85.7 million at December 31, 2012 and $90.0 million at September 30, 2013, and the liability for estimated losses on third-party lender-owned consumer loans was $3.5 million at December 31, 2012 and $2.8 million at September 30, 2013. These reserves are estimates, and if actual loan losses are materially greater than our reserves, our results of operations and financial condition could be adversely affected. In addition, if we do not successfully manage credit risk for our unsecured consumer loans through our loan underwriting, we could incur substantial credit losses due to customers being unable to repay their loans. Any failure to manage credit risk could materially adversely affect our business, results of operations and financial condition.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act of 2010 and other anticorruption laws, and our failure to comply therewith could result in penalties that could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

        We are subject to the FCPA, which generally prohibits companies and their agents or intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Although we have policies and procedures designed to ensure that we, our employees, agents and intermediaries comply with the FCPA and other anticorruption laws, there can be no assurance that such policies or procedures will work effectively all of the time or protect us against liability for actions taken by our employees, agents and intermediaries with respect to our business or any businesses that we may acquire. In the event that we believe, or have reason to believe, that our employees, agents or intermediaries have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have a third party investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Our continued operation and expansion outside the United States could increase the risk of such violations in the future. If we are not in compliance with the FCPA and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations and financial condition. Any investigation of any potential violations of the FCPA or other anticorruption laws by U.S. or foreign authorities could harm our reputation and could have a material adverse effect on our business, results of operations and financial condition.

We are also subject to other anti-corruption laws, such as the U.K. Bribery Act 2010, or the Bribery Act. The Bribery Act prohibits bribery of public officials, and it also makes failing to prevent bribery by relevant commercial organizations a criminal offense. This offense applies when any person associated with the organization offers or accepts bribes anywhere in the world intending to obtain or retain a business advantage for the organization or in the conduct of business. The Bribery Act is applicable to businesses that operate in the United Kingdom such as us. The Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA. As with the FCPA, if we are not in compliance with the Bribery Act as well as similar laws that are applicable to our business in the United Kingdom or in other countries where we do business, or in the future may do business, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations and financial condition.

Increased competition from banks, savings and loans, other consumer lenders, and other entities offering similar financial services, as well as retail businesses that offer products and services offered by us, could adversely affect our results of operations.

We have many competitors. Our principal competitors are other pawnshops, consumer loan companies, credit service organizations, online lenders, consumer finance companies and other financial institutions that serve our primary customer base. Many other financial institutions or other businesses that do not now offer products or services directed toward our traditional customer base, many of whom may be much larger than us, could begin doing so. Significant increases in the number and size of competitors for our business could result in a decrease in the number of consumer loans or pawn loans that we write, resulting in lower levels of revenues and earnings in these categories.

We have many competitors to our retail operations, such as retailers of new merchandise, retailers of pre-owned merchandise, other pawnshops, thrift shops, Internet retailers and Internet auction sites. Increased competition or aggressive marketing and pricing practices by these competitors could result in decreased revenue, margins and turnover rates in our retail operations. In addition, competitors of our e-commerce consumer loan business may operate, or begin to operate, under business models less focused on legal and regulatory compliance than ours, which could put us at a competitive disadvantage.

We cannot assure you that we will be able to compete successfully against any or all of our current or future competitors. As a result, we could lose market share and our revenue could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Our success is dependent, in part, upon our executive officers, and if we are not able to attract and retain qualified executive officers, our business could be materially adversely affected.

Our success depends, in part, on our executive officers, which is comprised of a relatively small group of individuals. Many members of the senior management team have significant industry experience, and we believe that our senior management would be difficult to replace, if necessary. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified executive officers or candidates. In addition, increasing regulations on the consumer financial services industry could affect our ability to attract and retain qualified executive officers. If we are unable to attract or retain qualified executive officers, it could materially adversely affect our business.

Our business depends on the uninterrupted operation of our systems and business functions, including our information technology and other business systems.

        Our business, particularly our e-commerce lending business, is highly dependent upon our employees’ ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as Internet support, call centers, and processing and making consumer loans. Additionally, our storefront operations depend on the efficiency and reliability of our point-of-sale system. A shut-down of or inability to access the facilities in which our Internet operations, storefront point-of-sale system and other technology infrastructure are based, such as a power outage, a failure of one or more of our information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair our ability to perform such functions on a timely basis and could result in a deterioration of our ability to write and process Internet consumer loans, perform efficient storefront lending and merchandise disposition activities, provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could materially adversely affect our business, prospects, results of operations and financial condition.

Our expansion strategy is subject to external factors and other circumstances over which we have limited control or that are beyond our control. These factors and circumstances could adversely affect our ability to grow through the opening and acquisition of new operating units.

Our expansion strategy for our retail services segment includes acquiring existing stores and opening new ones. The success of this strategy is subject to numerous external factors, such as the availability of attractive acquisition candidates, the availability of sites with acceptable restrictions and suitable terms, our ability to attract, train and retain qualified store management personnel, the ability to access capital, the ability to obtain required government permits and licenses, the prevailing laws and regulatory environment of each state or jurisdiction in which we operate or seek to operate, which are subject to change at any time, the degree of competition in new markets and its effect on our ability to attract new customers and the ability to adapt our infrastructure and systems to accommodate our growth. Some of these factors are beyond our control. The failure to execute this expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our business, prospects, results of operations and financial condition.

Future acquisitions and/or the failure to successfully integrate newly acquired businesses into our operations could negatively impact our performance.

We have historically grown through strategic acquisitions, and a key component of our future strategy is to continue to pursue attractive acquisition opportunities in order to expand our product and service offerings and markets and grow our business in response to changing customer demands, regulatory environments, technologies and competitive pressures. In some circumstances, we may expand our offerings through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the business that we acquire, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our shareholders’ ownership and could adversely affect the price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience or may expose us to additional material liabilities. In addition, any acquisition has the risk that we may not realize a return on the acquisition or our investment. Consequently, we may not achieve anticipated benefits of the acquisitions, which could materially adversely affect our business, prospects, results of operations and financial condition.

Our foreign operations subject us to foreign exchange risk.

We are subject to the risk of unexpected changes in foreign currency exchange rates by virtue of our loans to residents of Australia, Canada and the United Kingdom and our operations in Mexico. Our results of operations and certain of our intercompany balances associated with our Australia, Canada, United Kingdom and Mexico loans are denominated in their respective currencies and are, as a result, exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances.

A sustained deterioration in the economy could reduce demand for our products and services and result in reduced earnings.

A sustained deterioration in the economy could cause deterioration in the performance of our pawn loan or consumer loan portfolios and in consumer demand for pre-owned merchandise such as the merchandise sold in our pawnshops. An economic slowdown could result in a decreased number of consumer loans being made to customers due to higher unemployment or an increase in loan defaults in our consumer loan products. During an economic slowdown, we could be required to tighten our underwriting standards, which would likely reduce consumer loan balances, and could face more difficulty in collecting defaulted consumer loans, which could lead to an increase in loan losses. While the credit risk for much of our pawn lending is mitigated by the collateralized nature of pawn lending, a sustained deterioration in the economy could reduce the demand and resale value of pre-owned merchandise and reduce the amount that we could effectively lend on an item of collateral. Such reductions could adversely affect pawn loan balances, pawn loan redemption rates, inventory balances, inventory mixes and gross profit margins.

Changes in our financial condition or a potential disruption in the capital markets could reduce available capital.

In the past, we have accessed the debt capital markets to refinance existing debt obligations and to obtain capital to finance growth. Efficient access to these markets is critical to our ongoing financial success; however, our future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, a disruption or deterioration in the state of the capital markets or a negative bias toward our industry by market participants. Disruptions and volatility in the capital markets may cause banks and other credit providers to restrict availability of new credit facilities and require higher pricing upon renewal of existing credit facilities. Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, and a potential disruption in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to grow our business, make future investments, take advantage of potential acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. Additionally, if the capital and credit markets experience volatility and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties.

Some of our debt agreements contain financial covenants and other restrictions that may limit our ability to operate our business.

Some of our debt agreements contain various restrictive covenants, compliance with which is essential to continued credit availability. These restrictive covenants, among other things, restrict our ability to:

•	incur additional debt;

•	incur or permit certain liens to exist;

•	make certain investments;

•	merge or consolidate with or into, or convey, transfer, lease or dispose of all or substantially all of our assets to, another company;

•	make certain dispositions;

•	make certain payments; and

•	engage in certain transactions with affiliates.

Some of our debt agreements also require us to maintain certain financial ratios. The covenants and restrictions contained in the debt agreements could limit our ability to fund our business, make capital expenditures, and make acquisitions or other investments in the future. Any failure to comply with any of these financial and other affirmative and negative covenants could constitute an event of default under the debt agreements, entitling the lenders to, among other things, terminate future credit availability under the agreement, and/or increase the interest rate on outstanding debt, and/or accelerate the maturity of outstanding obligations under that agreement. Any such default could materially adversely affect our business, prospects, results of operations and financial condition and could impair our ability to continue current operations. See “Description of Credit Agreement and Other Indebtedness” for additional information concerning our debt agreements.

Failure to satisfy our debt obligations could have a material adverse effect on our business.

As of September 30, 2013, we had $682.8 million total debt outstanding, including our Credit Agreement, our senior unsecured notes and our convertible notes that we issued in 2009. See “Description of Credit Agreement and Other Indebtedness.” If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on these debt obligations or if we are in breach of the covenants contained in the debt agreements we would default under the terms of the applicable agreement or indenture. Any such default could result in an acceleration of the repayment obligations to such lenders as well as the lenders under any of our other debt agreements under applicable cross default provisions. Any such default could materially adversely affect our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

We are subject to impairment risk.

At September 30, 2013, we had goodwill totaling $670.0 million, consisting of $459.7 million related to the retail services segment and $210.3 million related to the e-commerce segment, on our consolidated balance sheets, all of which represent assets capitalized in connection with our acquisitions and business combinations. In addition, at September 30, 2013, we had intangible assets, net of accumulated amortization, of $46.9 million, consisting of $46.8 million related to our retail services segment and $0.1 million related to the e-commerce segment. Accounting for goodwill and intangible assets requires significant management estimates and judgment. Events may occur in the future and we may not realize the value of our goodwill or intangible assets. Management performs periodic reviews of the carrying values of our goodwill and intangible assets to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill or an intangible asset to become impaired. Should a review indicate impairment, a write-down of the carrying value of the goodwill or intangible asset would occur, resulting in a non-cash charge, which could adversely affect our results of operations and could also lead to our inability to comply with certain covenants in our debt agreements, which could cause a default under those agreements.

Certain tax positions taken by us require the judgment of management and could be challenged by the Internal Revenue Service, or the IRS.

        Management’s judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management’s judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under Accounting Standards Codification, or ASC, 740-10-25, Income Taxes. For example, in connection with the liquidation of our subsidiary that formerly owned and operated its Mexico-based pawn operations, Creazione Estilo, S.A. de C.V., a Mexican sociedad anónima de capital variable, or Creazione, we intend to claim a deduction on our 2013 federal income tax return for our tax basis in the stock of Creazione and have recognized a tax benefit of approximately $33.2 million as a result of the deduction.

Management believes that we meet the requirements for this deduction and that it should be treated as an ordinary loss, which will reduce our cash taxes paid in 2013, and we have obtained a Private Letter Ruling from the IRS with respect to one of the various factors that we considered in making this determination. Because there are a number of factors that must be considered in making this determination, some of which were not specifically addressed in the Private Letter Ruling, the IRS could challenge the availability and/or characterization of the loss. If the deduction is ultimately denied or is determined to be a capital loss by the IRS, we may be required to reverse the previously recognized tax benefit and may be required to make additional income tax payments.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

The success of our business, particularly our online lending business, depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. In addition, competitors could, without violating our proprietary rights, develop technologies that are as good as or better than our technology. Our failure to protect our software and other proprietary intellectual property rights or to develop technologies that are as good as our competitors’ could put us at a disadvantage to our competitors. Any such failures could have a material adverse effect on our business.

We are subject to cyber security risks and security breaches and may incur increasing costs in an effort to minimize those risks and to respond to cyber incidents.

Our business involves the storage and transmission of users’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. Our e-commerce segment is entirely dependent on the secure operation of our websites and systems as well as the operation of the Internet generally. A number of companies have disclosed security breaches, some of which have involved intentional attacks. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Attacks may be targeted at us, our customers, or both. If an actual or perceived breach of security occurs, customer and/or supplier perception of the effectiveness of our security measures could be harmed and could result in the loss of customers, suppliers or both. Actual or anticipated attacks and risks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third party experts and consultants.

A person who is able to circumvent our security measures could misappropriate our or our users’ proprietary information, cause interruption in our operations, damage our computers or those of our users, or otherwise damage our reputation and business. Any compromise of security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Most of our customers provide personal information, including bank account information when applying for consumer loans. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer bank account and other personal information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised. Data breaches can also occur as a result of non-technical issues.

Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, including “denial-of-service” type attacks. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of our users’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability.

In addition, many of the third-parties who provide products, services or support to us could also experience any of the above cyber risks or security breaches, which could impact our customers and our business and could result in a loss of customers, suppliers or revenue.

Any of these events could result in a loss of revenue and could have a material adverse effect on our business, prospects, results of operations and financial condition.

Judicial decisions, CFPB rule-making or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

        We include arbitration provisions in our consumer loan agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court and explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, our arbitration agreements, if enforced, have the effect of shielding us from class action liability. Our arbitration agreements do not generally have any impact on regulatory enforcement proceedings.

We take the position that the arbitration provisions in our consumer loan agreements, including class action waivers, are valid and enforceable; however, the enforceability of arbitration provisions is often challenged in court. If those challenges are successful, our arbitration and class action waiver provisions could be unenforceable, which could subject us to additional litigation, including additional class action litigation.

In addition, the U.S. Congress has considered legislation that would generally limit or prohibit mandatory arbitration agreements in consumer contracts and has enacted legislation with such a prohibition with respect to certain mortgage loan agreements and also certain consumer loan agreements to members of the military on active duty and their dependents. Further, the Dodd-Frank Act directs the CFPB to study consumer arbitration and report to the U.S. Congress, and it authorizes the CFPB to adopt rules limiting or prohibiting consumer arbitration, consistent with the results of its study. Any such rule would apply to arbitration agreements entered into more than six months after the final rule becomes effective (and not to prior arbitration agreements).

Any judicial decisions, legislation or other rules or regulations that impair our ability to enter into and enforce consumer arbitration agreements and class action waivers could significantly increase our exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions. Such litigation would be costly and could have a material adverse effect on our business, results of operations and financial condition.

Our operations could be subject to natural disasters and other business disruptions, which could adversely impact our future revenue and financial condition and increase our costs and expenses.

Our services, operations and pawnshops from which we provide our products and services are vulnerable to damage or interruption from tornadoes, hurricanes, earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors and similar events. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, could have a material adverse impact on our business and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, civil unrest or violence could cause disruptions to our business or the economy as a whole. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may incur property, casualty or other losses not covered by insurance.

We maintain a program of insurance coverage for various types of property, casualty and other risks. The types and amounts of insurance that we obtain vary from time to time, depending on availability, cost and management’s decisions with respect to risk retention. The policies are subject to deductibles and exclusions that result in our retention of a level of risk on a self-insurance basis. Losses not covered by insurance could be substantial and may increase our expenses, which could harm our results of operations and financial condition.

Our reported results could be adversely affected by the implementation of new, or changes in the interpretation of existing, accounting principles or financial reporting requirements.

We prepare our financial statements in accordance with GAAP, and GAAP and its interpretations are subject to change over time. If new rules or interpretations of existing rules require us to change our financial reporting, our results of operations and financial condition could be materially adversely affected, and we could be required to restate historical financial reporting.

Adverse real estate market fluctuations could affect our profitability.

We lease most of our locations. A significant rise in real estate prices or real property taxes could result in an increase in store lease costs as we open new locations and renew leases for existing locations.

Risks Related to the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the Notes.

We currently have a substantial amount of outstanding indebtedness. Our ability to make payments of principal or interest on, or to refinance, our indebtedness will depend on our future operating performance, and our ability to enter into other debt financings, which, to a certain extent, are subject to economic, financial, competitive, regulatory, capital markets and other factors beyond our control.

If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt or to obtain additional financing. There can be no assurance that any refinancing of our debt will be possible or that any additional financing could be obtained on acceptable terms. The inability to service or refinance our existing debt or to obtain additional financing would have a material adverse effect on our financial position, liquidity, and results of operations.

The degree to which we are leveraged creates risks, including:

•	we may be unable to satisfy our obligations under our outstanding indebtedness;

•	we may have to dedicate a substantial portion of our cash resources to payments on our outstanding indebtedness, thereby reducing the funds available for operations and future business opportunities; and

•	we may be vulnerable to adverse general economic, capital markets and industry conditions.

Our debt agreements typically require us to comply with certain financial ratios and covenants, including minimum net worth. These restrictions may interfere with our ability to obtain financing or to engage in other necessary or desirable business activities. For additional information regarding our Credit Agreement and other indebtedness, see “Description of Credit Agreement and Other Indebtedness” in this prospectus.

If we cannot comply with the requirements in our debt agreements, then the lenders may increase our borrowing costs or declare the outstanding debt immediately due and payable. We may not be able to obtain a waiver of these provisions or refinance our debt, if needed. In such case, our financial condition, liquidity, and results of operations would materially suffer.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Although the Notes are referred to as “senior notes,” the Notes are effectively subordinated to the rights of our future secured creditors and any liabilities of our non-guarantor subsidiaries.

The Notes will be our unsecured obligations. Holders of any future secured indebtedness and the secured indebtedness of our subsidiaries will have claims that are senior to your claims as holders of the Notes, to the extent of the value of the collateral securing such other indebtedness. The Notes will be effectively subordinated to any future secured indebtedness incurred by us. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the Notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. The Notes will also be structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our non-guarantor subsidiaries.

Holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased by us has occurred following a sale of “substantially all” of our assets.

A change of control, as defined below under “Description of the Notes—Certain Definitions,” will require us to make an offer to repurchase all outstanding Notes. The definition of change of control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale, assignment, conveyance, transfer, lease or other disposition of less than all our assets to another individual, group or entity may be uncertain.

All of our domestic subsidiaries who are guarantors under the Notes are also guarantors under our Credit Agreement, and if one those domestic subsidiary guarantors is released from its guaranty of our borrowings and obligations under our Credit Agreement, that guarantor’s guaranty of the Notes will also be released. This may adversely affect your ability to seek recourse to recover on the Notes if we default in our performance of the Notes.

All of our domestic subsidiary guarantors are also guarantors under our Credit Agreement. The terms of the Notes provide that a guarantor will automatically be released from its guaranty of the Notes if such guarantor is released from its guaranty of our Credit Agreement.

Our Credit Agreement also provides that Enova and its subsidiaries will be released from their obligations under their guaranties of our borrowings and obligations under our Credit Agreement upon the occurrence of a sale by us of a portion of the outstanding common stock of Enova held by us and the issuance and sale by Enova of its shares, in each case in connection with an initial public offering of common stock of Enova with net proceeds of at least $350 million if (i) the effect is that we no longer hold a majority of the outstanding shares of Enova, and (ii) we use proceeds from the Enova stock offering, which we refer to as the Enova Disposition, to satisfy our mandatory prepayment obligations to discharge indebtedness under the Credit Agreement. The terms of the Notes provide that the guarantees of the Notes provided by Enova and its subsidiaries will automatically be released upon the occurrence of the Enova Disposition. Enova generated $373.9 million of our net revenue in 2012 and $329.0 million for the nine month period ended September 30, 2013, representing 37.2% and 43.1% of consolidated net revenue, respectively.

As a result, the possibility exists that the guarantees of the Notes provided by Enova or by our other guarantors will be released if any of such guarantors’ guarantees under our Credit Agreement are released, without a requirement that any holder of Notes consent to the release of the guarantees of the Notes. In addition, the terms of the Credit Agreement, including those relating to the release of the guarantors under the Credit Agreement (and, therefore, the Notes), may be amended in the future without the consent of the holders of the Notes. If that were to occur, a holder of Notes will have no recourse against any of the released guarantors, which could adversely affect a noteholders’ ability to recover amounts due under the Notes if we were to default in our performance of the Notes.

We may be unable to repurchase the Notes upon a change of control.

There is no sinking fund with respect to the Notes, and the entire outstanding principal amount of the Notes will become due and payable at maturity. If we experience a change of control, you may require us to repurchase all or a portion of your Notes prior to maturity. See “Description of the Notes—Certain Covenants—Repurchase of Notes upon a Change of Control.” We cannot assure you that we will have enough funds to pay our obligations under the Notes upon a change of control. Any of our future debt agreements may prohibit our repayment of the Notes in that event. Accordingly, we may be unable to satisfy our obligations to purchase the Notes unless we are able to refinance or obtain waivers under any future indebtedness we incur that restricts our ability to repurchase the Notes.

We are a holding company. Our only internal source of cash is from distributions from our subsidiaries.

We, the issuer of the Notes, are a holding company with no operations of our own and conduct all of our business through our subsidiaries. Our only significant asset is the outstanding capital stock and other equity interests of our subsidiaries. We are wholly dependent on the cash flow of our subsidiaries and dividends and distributions to us from our subsidiaries in order to service our current indebtedness, including payment of principal, premium, if any, and interest on any of our indebtedness, and any of our future obligations. Our subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to any of our indebtedness or to make any funds available therefor, except for those subsidiaries that have guaranteed our obligations under any outstanding senior or unsecured indebtedness and that will guarantee our obligations under the Notes. The ability of our subsidiaries to pay any dividends and distributions will be subject to, among other things, the terms of any debt instruments of those subsidiaries then in effect and applicable law. There can be no assurance that our subsidiaries will generate cash flow sufficient to pay dividends or distributions to us to enable us to pay interest or principal on our existing indebtedness or the Notes.

Our rights to participate in the distribution of assets of any of our subsidiaries upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subject to the claims of any secured creditor of that subsidiary.

Only our domestic United States subsidiaries and one foreign subsidiary will guarantee the Notes. Our non-guarantor subsidiaries hold a portion of our consolidated assets and have incurred indebtedness. Your right to receive payments on the Notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

As of September 30, 2013, we and the guarantors had $682.8 million of indebtedness (of which none would have been secured indebtedness). As of September 30, 2013, our subsidiaries that will not guarantee the Notes liabilities (excluding intercompany indebtedness and obligations) that totaled less than 3% of our consolidated total liabilities and total assets.

Dividends and other distributions to our shareholders and our repurchase of our shares of common stock could significantly reduce the cash available to make payments on the Notes.

Our Board of Directors has approved a policy of paying quarterly dividends, subject to available cash flow from operations and other considerations and the determination of our Board of Directors of the amount. Our Board of Directors has also authorized the repurchase of up to 2.5 million shares of our common stock in open market transactions from time to time, depending upon prevailing market conditions. While the indenture governing the Notes contains a covenant requiring us to maintain a minimum net worth, it does not contain provisions directly restricting our ability to issue dividends or make distributions or repurchase our shares of common stock. Should we continue to pay dividends or other distributions to our shareholders and repurchase our common stock, such dividends, distributions or share repurchases could significantly reduce the cash available to us to make payments on the Notes.

Federal and state statutes allow courts, under specific circumstances, to void the Notes and the guarantee and require noteholders to return payments received from us or the guarantor.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the Notes and the guarantees could be voided, or claims in respect of the Notes or the guarantee could be subordinated to all other debts of ours or the guarantors if, among other things, we or the guarantors, at the time the indebtedness evidenced by the Notes or the guarantee was incurred:

•	received less than reasonably equivalent value or fair consideration for the incurrence of the indebtedness;

•	were insolvent or rendered insolvent by reason of the incurrence of the indebtedness or the granting of the guarantee;

•	were engaged in a business or transaction for which our or any guarantors’ remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or any of the guarantors’ would incur, debts beyond our or their ability to pay those debts as they mature.

In addition, any payment by us or any guarantor pursuant to the Notes or a guarantee could be voided and required to be returned to us or a guarantor, or to a fund for the benefit of our creditors or the creditors of our guarantors.

The indenture governing the Notes limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the Notes in full when due.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or our guarantors would be considered insolvent if:

•	the sum of our or such guarantor’s debts, including contingent liabilities, were greater than the fair saleable value of all of our or such guarantor’s assets;

•	the present fair saleable value of our or such guarantor’s assets were less than the amount that would be required to pay our or such guarantor’s probable liability on our or such guarantor’s existing debts, including contingent liabilities, as they become absolute and mature; or

•	we or such guarantor could not pay our or such guarantor’s debts as they become due.

In the event of a default, we may have insufficient funds to make any payments due on the Notes.

A default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the Notes.

The covenants in the indenture will not necessarily restrict our ability to take actions that may impair our ability to repay the Notes.

Although the indenture governing the Notes includes covenants that will restrict us from taking certain actions, the terms of these covenants include important exceptions which you should review carefully. Notwithstanding the covenants in the indenture, we expect that we will continue to be able to incur substantial additional indebtedness and to make significant investments and, potentially, significant acquisitions and other restricted payments, all of which may adversely affect our ability to perform our obligations under the indenture and could intensify the related risks that we face.

We cannot assure you that an active trading market will develop for the Notes.

Prior to this exchange offer, there has been no trading market for the Notes. We do not intend to apply for a listing of the Notes on any national securities exchange or any automated dealer quotation system. The initial purchasers have advised us that they intend to make a market in the Notes after the exchange offer is completed. However, they are not obligated to do so, and may discontinue market-making with respect to the Notes without notice. In addition, the liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, there can be no assurance that an active trading market will develop for the Notes.

An increase in interest rates could result in a decrease in the relative value of the Notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase these Notes and market interest rates increase, the market value of your Notes may decline. We cannot predict future level of market interest rates.

Any adverse rating of the Notes may cause their trading price to fall.

We do not intend to seek a rating on the Notes. However, if a rating service were to rate the Notes and if such rating service were to lower its rating on the Notes below the rating initially assigned to the Notes or otherwise announce its intention to put the Notes on credit watch, the trading price of the Notes could decline.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any cash proceeds from the issuance of the Notes in the exchange offer. We will receive in exchange for the Notes the old notes in like principal amount. We will retire and cancel all of the old notes tendered in the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine months ended September 30,				For the years ended December 31,
	2013		2012		2012		2011		2010		2009		2008
Earnings:
Net income attributable to Cash America International, Inc. before noncontrolling interests and income taxes	$128,279		$145,160		$186,320		$217,526		$184,513		$154,716		$132,803
Equity in (income) loss of unconsolidated subsidiary	136		209		295		104		136		—		—
Fixed charges	45,103		37,552		51,417		47,064		41,958		38,037		30,908
Amortization of capitalized interest	297		297		396		198		—		—		—
Less: Capitalized interest	—		—		—		(558)		(730)		(797)		(1,185)

Total earnings	$173,815		$183,218		$238,428		$264,334		$225,877		$191,956		$162,526

Fixed charges:
Interest expense	$25,608		$21,065		$29,131		$25,528		$22,345		$20,807		$15,993
Amortization of debt discount and issuance costs	4,665		2,835		3,811		3,566		3,340		1,956		—
Portion of rent expense representative of interest	14,830		13,652		18,475		17,412		15,543		14,477		13,730
Capitalized interest	—		—		—		558		730		797		1,185

Total fixed charges	$45,103		$37,552		$51,417		$47,064		$41,958		$38,037		$30,908

Ratio of earnings to fixed charges (1)	3.9	x	4.9	x	4.6	x	5.6	x	5.4	x	5.0	x	5.3	x

(1)	For purposes of computing these ratios, “earnings” represent income from continuing operations before noncontrolling interest and income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, including capitalized interest, amortization of debt discount and issuance costs and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges also include interest expense related to uncertain tax positions.

CAPITALIZATION

The table below sets forth our consolidated cash and cash equivalents and total capitalization as of September 30, 2013.

You should read this table together with the information contained in our audited and unaudited consolidated financial statements and related notes and other financial information included or incorporated by reference in this prospectus.

AS OF SEPTEMBER 30, 2013
ACTUAL
(In thousands, except share data)	(Unaudited)
Cash and cash equivalents	$84,096

Total Consolidated Debt:
Credit Agreement due 2018	$120,225
Variable rate senior unsecured note due 2018	35,417
6.09% senior unsecured notes due 2016	28,000
7.26% senior unsecured notes due 2017	20,000
6.00% Series A senior unsecured notes due 2019	47,000
6.21% senior unsecured notes due 2021	20,455
6.58% Series B senior notes due 2022	5,000
5.25% convertible senior notes due 2029	106,752
5.75% senior notes due 2018	300,000

Total consolidated debt	$682,849

Equity:
Common stock, $.10 par value per share, 80 million shares authorized, 30,235,164 shares issued and outstanding	3,024
Additional paid-in capital	152,872
Retained earnings	991,682
Accumulated other comprehensive income	2,614
Treasury shares, at cost (2,164,873 shares at September 30, 2013)	(91,881)
Noncontrolling interest	—

Total equity	$1,058,311

Total capitalization	$1,741,160

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial information set forth below as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 is derived from our audited consolidated financial statements included in our 10-K and our November 8-K and incorporated by reference in this prospectus. The consolidated financial information set forth below as of December 31, 2010, 2009 and 2008 and for each of the years ended December 31, 2009 and 2008 is derived from our audited consolidated financial statements not included in this prospectus. The consolidated financial information set forth below as of and for each of the nine month periods ended September 30, 2013 and 2012 is derived from our unaudited consolidated financial statements included in our 10-Q and our November 8-K and incorporated by reference in this prospectus. The unaudited consolidated financial statements include all adjustments which we consider necessary for a fair statement of our financial position and results of operations for those periods. The results for the nine months ended September 30, 2013 are not necessarily indicative of the results that might be expected for the entire year ending December 31, 2013 or any other period. The consolidated financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial and operating information incorporated by reference in this prospectus.

	NINE MONTHS ENDED SEPTEMBER 30,				YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share data)	2013		2012		2012		2011		2010		2009		2008
Statement of Income Data(1)
Total revenue	$1,316,880		$1,308,826		$1,800,430		$1,583,064		$1,337,050		$1,149,125		$1,030,794
Income from operations(2)(6)	155,353		166,427		215,915		244,342		207,132		175,652		148,706
Income before income taxes(2)(6)	128,279		145,160		186,320		217,526		184,513		154,716		132,803
Net income attributable to Cash America International, Inc.(3)(6)	115,244		82,990		107,470		135,963		115,538		96,678		81,140
Net income per share:
Basic	$4.01		$2.80		$3.64		$4.59		$3.90		$3.26		$2.77
Diluted(4)(5)(6)	$3.73		$2.62		$3.42		$4.25		$3.67		$3.17		$2.70
Dividends declared per share	$0.105		$0.105		$0.14		$0.14		$0.14		$0.14		$0.14
Weighted average shares:
Basic	28,747		29,599		29,514		29,602		29,640		29,639		29,327
Diluted	30,857		31,643		31,452		31,991		31,521		30,503		30,092
Balance Sheet Data at End of Period
Pawn loans	$253,678		$254,077		$244,640		$253,519		$217,402		$188,285		$168,747
Consumer loans, net(7)	328,281		256,825		289,418		222,778		139,377		108,789		83,850
Merchandise held for disposition, net	193,115		171,285		167,409		161,884		130,956		116,593		109,493
Working capital	820,258		719,908		710,566		644,891		491,298		414,450		313,827
Total assets	1,991,329		1,792,407		1,818,258		1,674,249		1,427,186		1,269,655		1,186,510
Long-term debt	682,849		589,463		578,330		537,291		456,704		429,183		438,154
Total equity	1,058,311		974,262		990,620		907,590		802,731		683,199		579,735
Ratio Data at End of Year
Current ratio	5.7	x	5.3	x	4.8	x	4.8	x	4.8	x	4.1	x	3.1	x
Debt to equity ratio	64.5%		60.5%		58.4%		59.2%		56.9%		62.8%		75.6%
Ratio of earnings to fixed charges	3.9	x	4.9	x	4.6	x	5.6	x	5.4	x	5.0	x	5.3	x

(1)	See Note 3 of Notes to Consolidated Financial Statements of Cash America International, Inc. and subsidiaries for the year ended December 31, 2012 in our 10-K and our November 8-K for discussion of our acquisitions in 2008, 2010, 2011 and 2012, which is incorporated by reference in this prospectus.
(2)

Income from operations and income before income taxes for the year ended December 31, 2012 include unusual items recognized in the third and fourth quarters of $39.0 million, consisting of $3.9 million, $21.7 million and $13.4 million of expenses related to the withdrawn proposed Enova IPO, the Mexico Reorganization, and the Ohio Reimbursements, respectively. Excluding these unusual items, non-GAAP, adjusted income from operations and non-GAAP adjusted income before income taxes would have been $254.9 million and $225.3 million, respectively, in 2012. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Continuing Operations—Highlights” in our 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus, for additional information about these non-GAAP measures. Income from operations and income before income taxes for the nine months ended September 30, 2013 include an unusual item recognized in the third quarter of 2013 of $18.0 million related to charges for the 2013 Litigation Settlement. Excluding this unusual item, non-GAAP adjusted income from operations and non-GAAP adjusted income before income taxes would have been $173.4 million and $146.3 million, respectively, for the nine months ended September 30, 2013. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—General—Recent Developments—2013 Litigation Settlement” in our 10-Q, which is incorporated by reference in this prospectus, for additional information about the 2013 Litigation Settlement.
(3)	Net income for the year ended December 31, 2012 includes unusual items of $36.2 million, net of tax and noncontrolling interests, consisting of $2.4 million, $25.4 million and $8.4 million of expenses related to the withdrawn proposed Enova IPO, the Mexico Reorganization and the Ohio Reimbursements, respectively. Excluding these unusual items, non-GAAP adjusted net income would have been $143.7 million in 2012. Net income for the nine months ended September 30, 2012 includes unusual items of $20.9 million, net of tax and noncontrolling interests, consisting of $2.4 million and $18.5 million of expenses related to the withdrawn proposed Enova IPO and the Mexico Reorganization, respectively. Excluding these unusual item, non-GAAP adjusted net income would have been $103.9 million for the nine months ended September 30, 2012. Net income for the nine months ended September 30, 2013 includes a tax benefit of $33.2 million related to the Creazione Deduction, which was partially offset by expenses of $11.3 million, net of tax, related to the 2013 Litigation Settlement. Excluding these unusual items, non-GAAP adjusted net income would have been $93.4 million for the nine months ended September 30, 2013. The following table presents a reconciliation of net income to Adjusted EBITDA, which is a non-GAAP measure:

	NINE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
(Dollars in thousands)	2013	2012	2012	2011
Net income attributable to Cash America International, Inc.	$115,244	$82,990	$107,470	$135,963
Adjustments:
Litigation Settlement	18,000			—
Charges related to withdrawn proposed Enova IPO	—	3,879	3,879	—
Charges related to Mexico Reorganization	—	21,908	28,873	—
Charges related to Ohio Reimbursements	—	—	13,400	—

Subtotal	$133,244	$108,777	$153,622	$135,963

Adjustments:
Depreciation and amortization expenses	54,314	45,801	62,864	54,149
Interest expense, net	25,539	20,986	28,987	25,447
Foreign currency transaction loss	1,053	72	313	1,265
Loss on extinguishment of debt	346	—	—	—
Equity in loss of unconsolidated subsidiary	136	209	295	104
Provision for income taxes	12,727	60,326	77,495	82,360
Net income (loss) attributable to the noncontrolling interest	308	(5,317)	(5,806)	(797)

Adjusted EBITDA	$227,667	$230,854	$317,770	$298,491

(4)	Diluted net income per share for the year ended December 31, 2012 includes unusual items of $1.15, net of tax and noncontrolling interests, related to the withdrawn proposed Enova IPO, the Mexico Reorganization and the Ohio Reimbursements. Excluding these unusual items, non-GAAP adjusted diluted earnings per share would have been $4.57 in 2012. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Continuing Operations—Overview—Non-GAAP Disclosure—Adjusted Earnings and Adjusted Earnings Per Share” in our 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus, for additional information about this non-GAAP measure.
(5)	Diluted net income per share for the nine months ended September 30, 2013 includes a net benefit of $0.71 related to unusual items, which includes a $1.08 tax benefit related to the Creazione Deduction and a $0.37 charge, net of tax, related to the Litigation Settlement. Excluding these unusual items, non-GAAP adjusted diluted earnings per share would have been $3.02 for the nine months ended September 30, 2013. See “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Non-GAAP Disclosure—Adjusted Earnings and Adjusted Earnings Per Share” in our 10-Q, which is incorporated by reference in this prospectus, for additional information about this non-GAAP measure.
(6)	See Notes 4, 15, 24 and 27 to Notes to Consolidated Financial Statements of Cash America International, Inc. and subsidiaries in our November 8-K for the year ended December 31, 2012, which are incorporated by reference in this prospectus, for further discussion of the Mexico Reorganization, the Ohio Reimbursements, the withdrawn proposed Enova IPO and the Litigation Settlement, respectively.
(7)	Excludes loans originated by third-party lenders through the CSO programs. See Notes 2 and 6 to Notes to Consolidated Financial Statements of Cash America International, Inc. and subsidiaries in our 10-K for the year ended December 31, 2012 and our November 8-K, which are incorporated by reference in this prospectus.

BUSINESS

Overview

We are a leading provider of alternative financial services to unbanked and underbanked individuals. We were incorporated in Texas in 1984 and have been providing alternative financial services to our customers for approximately 29 years. Throughout our history, we have been focused on developing new ways to make it easier for our customers to obtain alternative financial services. We offer our alternative financial services through our retail lending locations and through our websites on the Internet. We believe we are the nation’s largest provider of pawn loans and one of the largest operators of pawn shops in the world. In addition, our wholly owned subsidiary, Enova, is a leading provider of online financial services to alternative credit consumers in 32 states in the United States and in the United Kingdom, Australia and Canada.

For the year ended December 31, 2012 and the nine month period ended September 30, 2013, we generated total revenue of $1.8 billion and $1.3 billion, respectively. Adjusted EBITDA for the year ended December 31, 2012 and the nine month period ended September 30, 2013 was $317.8 million and $227.7 million, respectively. As of September 30, 2013, our total pawn and consumer loan balances were $582.0 million, composed of $253.7 million of pawn loans and $328.3 million of consumer loans, net of allowance for losses. As of September 30, 2013, we operated 995 retail locations offering specialty financial services to consumers, including 907 lending locations in 22 states in the United States, 47 pawn lending locations in Mexico and 88 unconsolidated franchised check cashing locations in 13 states in the United States. A reconciliation of Adjusted EBITDA to the nearest GAAP measure is contained in note (3) to the tabular presentation appearing under “Summary Historical Consolidated Financial Data” in this prospectus.

Our Industry

We operate in a segment of the financial services industry that serves unbanked and underbanked consumers in need of convenient and quick access to cash and other financial products and services, often referred to as “alternative financial services.” Our industry provides services to an estimated 68 million unbanked and underbanked consumers in the United States. Products and services offered by this industry segment include various types of short-term loans (including pawn loans, payday loans, small installment loans, lines of credit and title loans), check cashing, prepaid card products, rent-to-own products, bill payment services, money orders and money transfers. We offer many, but not all, of these products and services. Consumers who use these services are often underserved by banks and other traditional financial institutions and are frequently referred to as “unbanked” or “underbanked” consumers.

We believe that consumers seek our industry’s services for numerous reasons, including because they often:

•	prefer the simplicity, transparency and convenience of these products;

•	may have a dislike or distrust of banks due to confusing and complicated fee structures that are not uncommon for traditional bank products;

•	require access to financial services outside of normal banking hours;

•	have an immediate need for cash for financial challenges and unexpected expenses;

•	have been rejected for or are unable to access traditional banking or other credit services;

•	seek an alternative to the high cost of bank overdraft fees, credit card and other late payment fees and utility late payment fees or disconnect and reconnection fees; and

•	wish to avoid potential negative credit consequences of missed payments with traditional creditors.

Demand in our industry has been fueled by several demographic and socioeconomic trends, including an overall increase in the population and stagnant to declining growth in the household income for working-class individuals. In addition, many banks have reduced or eliminated services that working-class consumers require, due to the higher costs associated with serving these consumers and increased regulatory and compliance costs. The necessity for alternative financial services was highlighted by a recent report from The National Bureau of Economic Research, which identified that half of the Americans surveyed reported that it is unlikely that they would be able to gather $2,000 to cover a financial emergency, even if given a month to obtain funds. Additionally, according to a 2011 FDIC National Survey of Unbanked and Underbanked Households published in September 2012, 29% of American households do not have a savings account to meet any financial emergency. As a result of these trends, a significant number of retailers in other industries have begun to offer financial services to these consumers. The providers of these services are fragmented and range from specialty finance stores and online alternative financial services providers to retail stores in other industries that offer ancillary financial services.

Our Customers

We serve a large and growing demographic group of customers by providing services to help manage their day-to-day financial needs. Our products are designed to provide our customers with a convenient means of obtaining small loans and ancillary financial services. Depending on their individual needs and circumstances, our customers can choose between pawn loans and consumer loans to bridge their liquidity gaps.

Our large and growing customer base generally represents the working middle class individual. The following chart sets forth industry information about a typical pawn loan customer:

Average Age	36
Household Income	$29,000
Employed	80%
Homeownership	33%
High School Diploma/GED	82%
Bank Account	Not required

Source: National Pawnbrokers Association.

The following chart sets forth industry information about a typical cash advance customer:

Average Age	Under 45
Household Income	$25,000 to $50,000
Homeownership	32%
High School Diploma/GED	90%
Bank Account	Required

Source: The Community Financial Services Association of America.

Our Products and Services

Our primary products and services are small loans offered to individuals. These loans take the form of pawn loans secured by tangible property and consumer loans, which include short-term loans (commonly referred to as payday loans), line of credit accounts and installment loans.

Pawn Loans

We offer secured non-recourse loans, commonly referred to as pawn loans. Pawn loans are short-term loans (generally 30 to 90 days) made on the pledge of tangible personal property. Pawn loan fees and service charges revenue is generated from our pawn loan portfolio. A related activity of our pawn lending operations is the disposition of collateral from unredeemed pawn loans and the liquidation of a smaller volume of merchandise purchased directly from customers or from third parties. As of September 30, 2013, we operated 792 pawn lending locations in the United States and 47 pawn lending locations in Mexico. In August 2013, we completed the acquisition of substantially all of the assets of a chain of pawn lending locations in Texas that included 41 operating locations and the rights to one additional Texas pawn-lending location (that was under construction but not open for business at the time of the acquisition), all of which were acquired from TDP Superstores Corp. and operate under the name Top Dollar Pawn. In addition, in December 2013, we completed the acquisition of substantially all of the assets of a 34-store chain of pawn lending locations in the states of Georgia and North Carolina that were owned by PawnMart, Inc. and operate primarily under the name PawnMart.

When receiving a pawn loan from us, our customer pledges personal property to us as security for the loan. Because pawn loans are non-recourse against the customer, the customer’s credit worthiness is not a significant factor in the loan decision. The amount we are willing to lend in our pawn lending operations is generally assessed as a percentage of the pawned property’s estimated disposition value. We rely solely on the disposition of pawned property to recover the principal amount of an unpaid pawn loan plus a yield on the investment. If the customer does not repay the loan, we either become the owner of the pawned property or become the party responsible for the disposition of the collateral in satisfaction of the loan and unpaid fees, and the merchandise becomes available for disposition through either retail or commercial sales. Our gross profit margin on disposition of merchandise was 32.1% in 2012 and 31.3% for the nine month period ended September 30, 2013.

Pawn-related activity, which is the sum of pawn loan fees and service charges and the net proceeds from the disposition of merchandise, generated $526.5 million of net revenue in 2012 and $365.5 million of net revenue in the nine month period ended September 30, 2013, representing 52.3% and 47.9% of consolidated net revenue, respectively. As of September 30, 2013, our pawn loan balance was $253.7 million, which represented 43.6% of our consolidated loan portfolio.

Consumer Loans

We also originate, guarantee or purchase consumer loans (collectively referred to as “consumer loans”). Consumer loans provide customers with cash, typically in exchange for an obligation to repay the amount advanced plus fees and any applicable interest. Consumer loans include short-term loans, line of credit accounts and installment loans.

Short-term loans are unsecured short-term loans written by us or by a third-party lender through our CSO programs that we guarantee. Line of credit accounts consist of draws made through our line of credit products, and, from 2008 through October 2010, included MLOC receivables, which are participation interests in receivables acquired from a third-party lender in connection with certain MLOC services we offered. Installment loans are longer-term multi-payment loans that generally require the pay-down of portions of the outstanding principal balance in multiple installments and include unsecured loans and auto equity loans, which are secured by a customer’s vehicle, that are written by us or by a third-party lender through our CSO programs that we guarantee.

We offer consumer loans in many of our retail services locations. We also offer consumer loans over the Internet through our websites that operate under the names “CashNetUSA” and “NetCredit” in the United States, under the names “QuickQuid” and “Pounds to Pocket” in the United Kingdom and under the name “DollarsDirect” in Australia and Canada.

Through our CSO programs, we provide services related to a third-party lender’s consumer loan products in some markets by acting as a credit services organization or credit access business on behalf of consumers in accordance with applicable state laws. Services offered under our CSO programs include credit-related services such as arranging loans with independent third-party lenders and assisting in the preparation of loan applications and loan documents, or CSO loans. Under our CSO programs, we guarantee consumer loan payment obligations to the third-party lender in the event that the customer defaults on the loan. CSO loans are not included in our consolidated financial statements, but we have established a liability for the estimated losses in support of the guarantee on these loans in our consolidated balance sheets.

Consumer loan fees, net of consumer loan loss provision, generated $465.2 million of net revenue in 2012 and $388.4 million of net revenue in the nine month period ended September 30, 2013, representing 46.3% and 50.9% of consolidated net revenue, respectively. As of September 30, 2013, our consumer loan balance, net of allowance for losses, was $328.3 million, which represented 56.4% of our consolidated loan portfolio.

Other Services

In addition, we provide check cashing and other ancillary services through many of our retail services locations and through our franchised check cashing locations. The ancillary services provided mainly include money orders, wire transfers, prepaid debit cards, tax filing services and auto insurance. Most of these ancillary services are provided through third-party vendors.

Our Operating Segments

We have two reportable operating segments: retail services and e-commerce. Our retail services segment includes all of the operations of our Retail Services Division, which is composed of both domestic and foreign storefront locations that offer some or all of the following services: pawn loans, consumer loans, the purchase and sale of merchandise, check cashing and other ancillary services such as money orders, wire transfers, prepaid debit cards, tax filing services and auto insurance. Most of these other ancillary services offered in our retail services segment are provided through third-party vendors. Our e-commerce segment includes the operations of our E-Commerce Division, which is composed of our domestic and foreign online lending channels through which we offer consumer loan products and is also known as Enova.

Retail Services Segment

The following table sets forth the number of domestic and foreign company-owned and franchised locations in our retail services segment offering pawn lending, consumer lending, and other services as of September 30, 2013 and December 31, 2012 and 2011. Our domestic retail services locations operate under the names “Cash America Pawn,” “SuperPawn,” “Cash America Payday Advance,” “Cashland” and “Mr. Payroll.” In addition, some recently acquired domestic retail services locations operate under various names that we expect to change to “Cash America Pawn” during 2013 and 2014. In January 2013, our retail services locations in Mexico began operating exclusively under the name “Cash America casa de empeño” (and previously operated under the name “Prenda Fácil”).

				AS OF DECEMBER 31,
	AS OF SEPTEMBER 30, 2013,			2012			2011
	DOMESTIC(1)	FOREIGN	TOTAL	DOMESTIC(1)	FOREIGN	TOTAL	DOMESTIC(1)(2)	FOREIGN	TOTAL
Retail services locations offering:
Both pawn and consumer lending	581	—	581	581	—	581	572	—	572
Pawn lending only	211	47	258	167	47	214	126	190	316
Consumer lending only	68	—	68	83	—	83	86	—	86
Other(3)	88	—	88	91	—	91	110	—	110

Total retail services locations	948	47	995	922	47	969	894	190	1,084

(1)	Except as described in note (3) below, includes locations that operate in 22 states in the United States as of September 30, 2013 and December 31, 2012, and 23 states as of December 31, 2011. In 2011, includes five retail services locations that we operated under management agreements with a former franchisee.
(2)	Includes one unconsolidated franchised location operating under the name “Cash America Pawn” as of December 31, 2011.
(3)	As of September 30, 2013 and December 31, 2012 and 2011, includes 88, 91 and 104 unconsolidated franchised check cashing locations, respectively. As of December 31, 2011, includes six consolidated Company-owned check cashing locations. As of September 30, 2013 and December 31, 2012 and 2011, includes locations that operate in 13, 15 and 18 states in the United States, respectively.

E-Commerce Segment

We offer consumer loans through our websites on the Internet. As of September 30, 2013, our e-commerce segment operated in 32 states in the United States and in three foreign countries through our websites:

•	in the United States at http://www.cashnetusa.com and http://www.netcredit.com,

•	in the United Kingdom at http://www.quickquid.co.uk and http://www.poundstopocket.co.uk,

•	in Australia at http://www.dollarsdirect.com.au, and

•	in Canada at http://www.dollarsdirect.ca.

Our Internet websites and the information contained therein or connected thereto are not incorporated by reference into this prospectus.

Services Offered by Us

Pawn Lending

Our retail services segment offers pawn loans through our retail services locations in the United States and Mexico. We began offering pawn loans in the United States in 1984 and in Mexico in 2008.

When receiving a pawn loan from us, a customer pledges personal property to us as security for the loan. We deliver a pawn transaction agreement, commonly referred to as a pawn ticket, to the customer, along with the proceeds of the loan. If the customer does not repay the loan and redeem the property, we either become the owner of the property or become the party responsible for the disposition of the collateral in satisfaction of the loan and unpaid fees.

We rely solely on the disposition of pawned property to recover the principal amount of an unpaid pawn loan, plus a yield on the investment, because our pawn loans are non-recourse against the customer. As a result, the customer’s creditworthiness is not a significant factor in the loan decision, and a decision to redeem pawned property does not affect the customer’s personal credit status with other third-party creditors. Goods pledged to secure pawn loans are tangible personal property items such as jewelry, tools, televisions and other electronics, musical instruments and other miscellaneous items.

We contract for pawn loan fees and service charges as compensation for the use of the funds loaned and to cover direct operating expenses related to the transaction. The pawn loan fees and service charges are typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction and generally range from 12% to 300% annually, as permitted by applicable laws. In addition, as required by applicable laws, the amounts of these charges are disclosed to the customer on the pawn ticket. These pawn loan fees and service charges contributed approximately 17.3% of our total consolidated revenue for the nine month period ended September 30, 2013, and 16.7% for the year ended December 31, 2012, 17.8% for the year ended December 31, 2011 and 18.2% for the year ended December 31, 2010.

In our pawn lending operations, the maximum pawn loan amount is generally assessed as a percentage of the pledged personal property’s estimated disposition value. We rely on many sources to determine the estimated disposition value, including our proprietary automated product valuation system, catalogs, “blue books,” newspapers, Internet research and our (or our employees’) experience in disposing of similar items of merchandise. We do not use a standard or mandated percentage of estimated disposition value in determining the loan amount. Instead, our employees may set the percentage for a particular item and determine whether the item’s disposition, if it is forfeited, would yield a profit margin consistent with our historical experience with similar items.

We hold the pledged property through the term of the loan, unless earlier repaid, renewed or extended. We hold forfeited collateral until it is sold, as described in “Merchandise Disposition Activities” below. The typical loan term is 30 to 90 days and, in many cases, an additional grace period (typically 10 to 60 days) may be available to the borrower. Our pawn loans may be either paid in full with accrued pawn loan fees and service charges or, where permitted by law, may be renewed or extended by the customer’s payment of accrued pawn loan fees and service charges. Accrued interest on loans that have passed the maturity date and the expiration of the grace period is not recognized as revenue until the underlying collateral has been sold. We do not record pawn loan losses or charge-offs because the amount advanced becomes the carrying cost of the forfeited collateral that is to be recovered through the merchandise disposition function described below. We typically experience seasonal growth in our domestic pawn operations during the second, third and fourth quarter of each year due to loan balance growth that occurs after the heavy repayment period of pawn loans with tax refund proceeds received by customers in the first quarter each year.

Merchandise Disposition Activities

A related activity of our pawn lending operations is the disposition of collateral from unredeemed pawn loans and the liquidation of a smaller volume of merchandise purchased directly from customers or from third parties. Our retail services segment engages in merchandise disposition activities through our retail services locations in the United States and Mexico.

If a customer does not repay, renew or extend a pawn loan at the time a loan is due, we become the owner of the unredeemed collateral. With respect to our foreign pawn operations, collateral underlying unredeemed pawn loans is not owned by us; however, we assume the risk of loss on such collateral and are solely responsible for its care and disposition.

Once we own the unredeemed collateral or become the party responsible for its care and disposition in satisfaction of the loan, the merchandise becomes available for disposition through either retail or commercial sales. Retail sales include the sale of jewelry and general merchandise direct to consumers through our domestic and foreign retail services locations or over the Internet through auction and other similar sites. Commercial sales include the sale of refined gold, platinum, silver and diamonds to brokers or manufacturers.

Upon the sale of merchandise, we realize gross profit, which is the difference between our cost basis in the loan or the amount paid for purchased merchandise, both of which are recorded as cost of sales, and the amount of proceeds from the sale. The cost of disposed merchandise is computed on the specific identification basis. If the proceeds from the disposition of the collateral are less than the outstanding loan balance, a loss is recorded for the difference at the time the collateral is sold. In the case of our foreign operations, if within six months of the sale of the merchandise, the customer makes a claim to receive the excess proceeds, we refund that amount to the customer and reduce revenue by the same amount.

The recovery of the amount advanced and the realization of a profit on the disposition of merchandise depends on our initial assessment of the property’s estimated disposition value when the pawn loan is made. While we have historically realized profits when disposing of merchandise, the improper assessment of the disposition value could result in the disposition of the merchandise for an amount less than the loan amount. Our retail services locations also sell used goods purchased from the general public and some new merchandise purchased from third parties, principally accessory merchandise that complements and enhances the marketability of items such as tools, consumer electronics and jewelry. Merchandise sales are typically highest during the first quarter tax refund and fourth quarter holiday seasons. Gross proceeds from merchandise disposition activities contributed approximately 33.3% of our consolidated total revenue for the nine month period ended September 30, 2013, and 39.1% for the year ended December 31, 2012, 43.5% for the year ended December 31, 2011 and 44.0% for the year ended December 31, 2010.

We offer customers a 30-day satisfaction guarantee, whereby the customer can return merchandise and receive a full refund, a replacement item of comparable value or store credit. We provide an allowance for returns and valuation based on management’s evaluation of the characteristics of the merchandise. Customers may purchase merchandise on a layaway plan under which the customer agrees to pay the purchase price for the item plus a layaway fee, makes an initial cash deposit representing a small portion of the disposition price and pays the balance in regularly scheduled, non-interest bearing payments. We segregate the layaway item and hold it until the customer has paid the full disposition price. If the customer fails to make a required payment, the item is returned to merchandise held for disposition. The layaway fee is recognized as revenue, and any amounts previously paid toward the item are returned to the customer as store credit.

Consumer Loan Activities

In addition to pawn loans, our retail services segment also offers consumer loans in many of our retail services locations in the United States, including short-term loans, unsecured installment loans and secured auto equity loans. Our e-commerce segment offers consumer loans over the Internet. We began offering short-term loans over the Internet in the United States under the name “CashNetUSA” when that company was acquired in 2006. Since then, we have expanded our online product offerings into the United Kingdom, Australia and Canada. Our e-commerce segment began offering longer-term unsecured installment loans over the Internet to customers in the United States and United Kingdom in 2008 and 2010, respectively. We also began offering line of credit products over the Internet in the United States in 2010 and in the United Kingdom in 2013.

We provided MLOC services in the United States from 2008 through 2010, whereby advances were processed on behalf of, and participation interests in MLOC receivables were purchased from, a third-party lender. Our MLOC services generated earnings through loan processing services as well as from fees generated from the participation interests it acquired in MLOC advances made to the third-party lender’s customers. We stopped providing MLOC services on behalf of the third-party lender in October 2010 when the third-party lender discontinued offering MLOC advances.

Consumer loans offered by us are unsecured loans, with the exception of auto equity loans, which are secured by the customer’s vehicle. Consumer loan fees include revenue from the loan portfolio owned by us and fees paid to us for arranging, guaranteeing and processing loans from independent third-party lenders for customers through the CSO programs. Due to the credit risk and high transaction costs of serving our customer segment, the fees we charge are generally considered to be higher than the fees charged to customers with top-tier credit histories by commercial banks and similar lenders who are typically unwilling to make unsecured loans to alternative credit customers. Consumer loan fees earned by us contributed approximately 48.6% of our consolidated total revenue for the nine month period ended September 30, 2013, and 43.4% for the year ended December 31, 2012, 37.8% for the year ended December 31, 2011 and 36.7% for the year ended December 31, 2010.

We offer short-term loans in the United States, the United Kingdom, Australia and Canada. Short-term loans generally have a loan term of seven to 45 days and are usually payable on the customer’s next payday, unless the loan is renewed or extended in accordance with applicable laws. The fees we charge on short-term loans in the United States vary by jurisdiction but typically range between $10 to $25 per $100 borrowed, and the fees we charge on short-term loans in the foreign markets in which we operate also vary but typically range between 20 and 29.50 per 100 borrowed in their respective currencies.

We offer line of credit accounts in several U.S. states and in the United Kingdom, which allow customers to draw on the line of credit in increments of their choosing, up to their credit limit. Customers may pay off their account balance in full at any time or make required minimum payments in accordance with the terms of the line of credit agreement. As long as the customer’s account is in good standing, customers may continue to borrow on their line of credit.

Our multi-payment installment loan products include unsecured installment loans and secured auto equity loans. Unsecured installment loans, which are offered in some states in the United States and in the United Kingdom, typically have terms between four and 12 months, but may have available terms up to 36 months. Secured auto equity loans that are offered in some of our retail services locations, which are offered in some states in the United States, generally have contract terms between 12 and 42 months. Both unsecured and secured installment loans require the repayment of principal in installments over the term of the loan.

We monitor the performance of our portfolio of consumer loans and maintain either an allowance or liability for estimated losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. The allowance for losses on our owned consumer loans reduces the outstanding loan balance in the consolidated balance sheets. In addition, we maintain a liability for estimated losses related to loans guaranteed under the CSO programs, which approximates the fair value of the liability, and is included in the consolidated balance sheets.

In 2012, our revenue from the foreign component of the e-commerce segment was 49.5% of total revenue for the e-commerce segment, and 18.2% of total consolidated revenue, and for the nine month period ended September 30, 2013, our revenue from the foreign component of the e-commerce segment was 49.0% of total revenue for the e-commerce segment, and 20.7% of total consolidated revenue. The total revenue in the foreign component of the e-commerce segment was primarily derived from operations in the United Kingdom. The percentage of total revenue from foreign operations to total revenue from the e-commerce segment and total consolidated revenue has increased over the last three years as our e-commerce segment’s operations in the United Kingdom have grown significantly.

We generally experience seasonal growth in consumer loan fees in conjunction with the growth in loan balances that typically occurs after the heavy repayment period of consumer loans with tax refund proceeds received by customers in the United States in the first quarter each year. Due to the nature of the short-term loan product and the high velocity of loans written and renewed, seasonal trends are evidenced in quarter-to-quarter performance. In the typical business cycle, the combined consumer loan loss provision as a percent of combined consumer loans written and renewed is usually lowest in the first quarter and increases throughout the year, with the final two quarters generally combining for the peak levels of loss provision expense. See “Item 7. Management’s Discussion and Analysis—Combined Consumer Loans—Consumer Loan Loss Experience” in our 10-K, which is incorporated by reference into this prospectus, for additional information about the seasonality of consumer loan losses and for information about combined consumer loans.

Collection activities are an important aspect of the consumer loan product offering due to the high incidence of unpaid balances beyond stated terms. We operate centralized collection centers to maximize loan repayment, facilitate regulatory compliance and coordinate a consistent approach to customer service and collections.

Check Cashing and Other Financial Services

We provide check cashing and other ancillary services through our retail services locations. Other financial services include money orders, wire transfers, prepaid debit cards, tax filing services and auto insurance. Most of these ancillary services offered in the retail services segment are provided through third-party vendors. When we provide a check cashing service to our customers, we charge check cashing fees based on the type and face amount of the check being cashed. We receive check cashing fees from many of our retail services locations. In addition, we franchise our stand-alone check cashing business, Mr. Payroll, and each franchisee pays royalties based on the gross revenues of check cashing services provided within the franchisee’s facility.

Operations

Our executive officers, with the advice and oversight of our Board of Directors, are responsible for establishing and maintaining our strategic direction, as well as assessing our activities related to corporate goals and objectives. Our executive officers include the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Chief Executive Officer of the E-Commerce Division (or Enova).

Our domestic and foreign retail services locations have store managers who are responsible for supervising each retail services location’s personnel and assuring that each retail services location is managed in accordance with our guidelines, policies and procedures. A Market Manager or Area Coordinator, who reports to a Regional Operations Director, manages each store manager. Each domestic Regional Operations Director is responsible for a portion of each domestic region and reports to a Region Vice President. Four Region Vice Presidents coordinate operations and strategy in our domestic retail services locations and report to the Senior Vice President of Operations of the Retail Services Division, who reports to the Chief Executive Officer. Our foreign retail services operations has a Regional Operations Director who reports to the Vice President and General Manager of International Operations and is overseen by the Chief Financial Officer and ultimately our Chief Executive Officer.

The operations and strategy of our E-Commerce Division, which offers consumer loan products, is coordinated by the officers of our online lending business, Enova, including Vice Presidents and Senior Vice Presidents, who report to the Chief Executive Officer of the E-Commerce Division.

Future Expansion

Storefront Expansion

Historically, we have expanded our retail services business by acquiring existing retail services locations and by establishing new start-up locations. We intend to continue expanding our retail services business within our existing geographic markets and into other markets that meet our investment considerations. We believe that such expansion will continue to provide economies of scale in supervision, purchasing, administration and marketing by decreasing the overall average cost of such functions per unit owned. By concentrating multiple lending units in regional and local markets, we seek to expand market penetration, enhance name recognition and leverage marketing programs.

Over the last three years, we have expanded our domestic pawn lending presence in the United States. While our strategy is to expand our domestic and foreign pawn lending operations, we periodically assess whether the closure of certain locations would improve the overall profitability in our retail services segment. During 2011 and 2010, we closed certain under-performing locations in the United States and in Mexico to improve profitability of our domestic and foreign retail services segment operations. In connection with the Mexico Reorganization, which was approved during the third quarter of 2012, we closed 148 of our foreign retail services locations. The table below outlines acquisitions, start-ups and closures for domestic and foreign Company-owned retail services locations, excluding Company-owned check cashing locations, for the years ended December 31, 2012, 2011 and 2010.

	AS OF DECEMBER 31,
	2012	2011	2010
Retail services locations at beginning of period	973	950	913
Acquired	37	8	44
Start-ups	22	20	40
Combined, or closed	(154)	(5)	(47)

Retail services locations at end of period	878	973	950

During 2013, we acquired 76 pawn lending locations. In August 2013, we completed the acquisition of a chain of pawn lending locations in Texas that included 41 operating locations and the rights to one additional Texas pawn-lending location, and in December 2013, we completed the acquisition of a chain of pawn lending locations that included 31 locations in Georgia and three locations in North Carolina.

When considering acquiring an existing lending location, we evaluate, among other things, the annual volume of loan transactions at that location, the carrying cost of merchandise, outstanding loan balances and lease terms of the facility or, if it is to be purchased, the facility’s fair market value. When considering the start-up of a new retail services location, we evaluate the location of the prospective site, whether conditions in the surrounding community indicate a sufficient level of potential customers, and whether a suitable facility is available on acceptable terms.

After we have leased or acquired a suitable location and obtained the required licenses in the United States, a new retail services location can be ready for business within four to eight weeks. The approximate start-up costs, which consist of the investment in property (excluding real estate) and equipment, for recently established retail services locations in the United States typically range from $500,000 to $650,000. The typical costs associated with start-up retail services locations in Mexico are estimated to be between $100,000 and $150,000 per shop, based on exchange rates as of December 31, 2012. The costs in Mexico are less than domestic costs primarily due to the lower cost of labor and materials. These start-up amounts do not include merchandise transferred from other locations, funds to advance on pawn loans and consumer loans or operating expenses.

Organic Growth and Development of New Credit Alternatives

We have the ability to leverage our existing retail services platform for pawn loan, consumer loan and check cashing activities to expand our operating margins and add incremental earnings through the addition of new customers. Domestically and internationally, the consumer credit market is evolving, which we believe will create new opportunities for us to reach customers who have not previously considered using our products and services. We plan to utilize marketing and promotional campaigns to pursue new customers and to gain market share by expanding the number of customers being served through our retail services and e-commerce operations.

We are actively exploring strategies to increase and enhance our Internet presence. We now offer an array of consumer credit products over the Internet through our websites that operate under the names “CashNetUSA,” “NetCredit,” “QuickQuid,” “Pounds to Pocket” and “DollarsDirect.” Over the past few years, we have begun offering new credit alternatives, such as line of credit products and installment loan products, including unsecured installment loans. We intend to continue pursuing the development of new products in the current markets that we serve that complement our Internet specialty financial services in order to meet the growing financial services needs of consumers, both in the United States and internationally. We continue to evaluate new markets in which to establish our Internet presence. Other countries are being evaluated for expansion of our consumer loan products and any additional expansion will be pursued when the country-specific characteristics and requirements meet our investment criteria.

We have developed and utilize proprietary and custom-designed technology platforms that are built for scalability and flexibility. The technology platforms are designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. Further, the information gathered from these technology platforms allows us to focus on both existing and potential customers who we believe are more likely to provide us with better credit performance. Through this approach, we are able to build a valuable list of consumers who both use the credit products offered and to whom we can market our product offerings to help fulfill the customer’s credit needs. We also have developed a proprietary point-of-sale system that we began rolling out to our retail services locations in the second half of 2011. We will continue to pursue new customer acquisition through channels such as lead generation (sourcing potential customers via third-party lead providers, which use digital, email or other marketing efforts to acquire and provide us with loan applicants), traditional advertising and digital advertising.

In some instances in the past, legislative and regulatory activity affecting our consumer loan products has led us to also explore new credit product alternatives to help our customers meet their short-term credit needs. While some legislative and regulatory actions in certain states where we operate has reduced the revenue per loan to levels that make the product less profitable or in some cases unattractive to our continuing to offer such product, leading to our ceasing to offer such product, these regulatory changes do not eliminate the credit needs of our customers. We remain committed to finding new and innovative solutions to help our customers avoid higher cost alternatives, such as overdraft protection, returned check fees and late charges on bills, in the absence of alternatives such as our consumer loan products.

Expansion Considerations for Retail Services Locations

Our retail services expansion program is subject to numerous unpredictable factors, such as the availability of attractive acquisition candidates or sites on suitable terms, market and regulatory conditions in the pawn or consumer loan business, general economic conditions and other factors. Among the primary factors that could affect our future planned expansion are:

•	Statutory Requirements. Our ability to add start-up locations depends on our ability to obtain all necessary licenses required to open a new location. In addition, the current statutory and regulatory environment of some states renders expansion into those states impractical.

•	Availability of Real Estate. Our ability to add start-up locations is subject to locating satisfactory real estate sites on terms and conditions acceptable to us. Factors that could limit the availability of acceptable real estate sites could include changes in general economic conditions, increases in real estate values or market rents, increases in competition for suitable real estate, changing demographics in surrounding areas, restrictive zoning or sign ordinances, limited visibility or accessibility to public streets, excessive finish-out costs and other factors.

•	Competition. Several competing pawnshop and consumer loan companies are also pursuing expansion and acquisition programs. A number of smaller companies and private equity firms have also entered the market. While we believe that we are the largest pawnshop operator and one of the largest consumer loan operators in the United States, there can be no assurance that we will be more successful than our competitors in pursuing acquisition opportunities and securing attractive start-up locations. Increased competition could also increase prices for attractive acquisition candidates and could adversely affect the performance of potential acquisition targets.

•	Availability of Qualified Store Management Personnel. Our ability to expand may also be limited by the availability of qualified store management personnel. While we seek to train our existing personnel to enable those capable to assume management positions, there can be no assurance that sufficient qualified personnel will be available to satisfy our needs with respect to our planned expansion.

•	Capital Requirements. In some states, we are required by law to maintain a minimum amount of certain unencumbered net assets per licensed location. Our expansion plans will therefore be limited in these states to the extent we are able to maintain these required levels of unencumbered net assets. At present, these requirements have not affected our growth opportunities.

Competition

Pawn Lending Activities

We have many competitors to our pawn lending activities, such as retailers of new merchandise and retailers of pre-owned merchandise, thrift shops, Internet retailers, Internet auction and other similar sites and other pawn shops. The pawnshop industry in the United States remains very fragmented, with approximately 10,000 stores nationwide operating in 2012 that were owned primarily by independent operators and, to a lesser extent, by publicly-traded companies. We believe that we are one of the largest operator of pawnshops in the world. The three largest publicly-traded pawnshop companies, First Cash Financial Services, Inc., EZCORP, Inc., and us, operated approximately 1,400 total pawnshops in the United States in 2012. During 2012, we were the largest publicly-traded pawnshop operator in the United States based on pawn loan balances and number of pawn lending locations. We believe that we can achieve economies of scale and increased operating efficiencies by increasing the number of stores under operation and utilizing modern point-of-sale systems and proven operating methods. We believe that the principal competitive factors in the pawnshop industry are location, quality customer service, the ability to loan competitive amounts at competitive rates and adequate low-cost working capital.

The pawnshop industry in Mexico is fragmented and remains substantially less developed than it is in the United States. There has been significant growth in the number of pawnshops servicing Mexico over the last several years to an estimated 5,000 locations operating in 2012. Most of these locations provide loans secured only by gold jewelry and are owned by independent operators and small chains, including some owned by not-for-profit organizations and publicly-traded companies. Our primary competitors in Mexico include Monte de Piedad, Luz Saviñón, Rafael Donde, First Cash Financial Services, Inc. and EZCORP, Inc. A large percentage of the population in Mexico is unbanked (or do not have a relationship with a bank) or underbanked (or have limited access to banking or other financial services) and has limited access to consumer credit. We believe there is a future opportunity for growth in the number of full-service pawn locations that offer loans secured by general merchandise as well as gold jewelry in Mexico due to the large number of potential customers underserved through traditional credit providers and the limited number of large pawnshop operators in the country.

Consumer Loan Activities

We offer consumer loans through many of our retail services locations and over the Internet. According to the Community Financial Services Association, industry analysts estimate that there were approximately 21,000 consumer loan storefront locations across the United States during 2012. While the consumer loan industry grew significantly during the 1990’s into the early 2000’s with the addition of new storefront locations, the storefront growth has begun to contract in the past several years. This is due in part to changes in laws and regulations governing consumer loans in various states. As a result, we believe that opportunities in the United States for growth are limited at the storefront level and we have elected to concentrate our efforts on the online lending channel for growth in our consumer loan business both in the United States and in foreign countries.

Numerous competitors offer consumer loan products and services, and many significant competitors are privately held, making it difficult for us to determine our competitive position in the market. However, we believe our principal online competitors in the United States include Miami Nation Enterprises, Integrity Advance, Think Finance and certain offshore lenders, many of whom offer consumer loans under multiple brand names and domains. Storefront consumer loan lenders that offer loans online or in storefronts are also a source of competition in most of the markets where we offer consumer loans online or in storefronts, including Advance America, Ace Cash Express, Check ‘n Go, Dollar Financial and Check Into Cash. In the United Kingdom, we believe that our principal online competitors include PaydayUK, Wonga and Lending Stream. In Australia, we believe our main online competitors are Cash Doctors, PaydayMate and First Stop Money. In Canada, the industry has been dominated by storefront lenders, and as a result, our principal competitors are not online lenders but storefront lenders, such as Money Mart and The Cash Store.

We believe that competition for the online lending channel continues to be fragmented and is primarily from competitors who may be operating either off-shore or by partnering with Native American tribes and utilizing their status as a sovereign nation and do not operate under the same complex regulatory environment as we do. We believe that the principal competitive factors in the consumer loan industry consist of the ability to provide sufficient loan size to consumers to meet their loan requests, speed of funding, customer privacy, ease of access, transparency of fees and interest, and customer service.

Impediments exist that prevent new entrants from easily entering the online lending market. New entrants must successfully implement underwriting and fraud prevention processes, incur high marketing and customer acquisition costs, overcome consumer brand loyalty and have sufficient capital to withstand early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including the need for expertise to customize products associated with licenses to lend in various states in the United States and in many international jurisdictions.

In addition to consumer loan lenders, we also compete with financial institutions, such as banks, credit unions, other consumer lenders and retail businesses offering similar financial services. Other lenders may and do lend money on terms more favorable than those offered by us. We believe that there is also indirect competition to some of our products and services, including bank overdraft facilities and banks’ and retailers’ insufficient funds policies, many of which may be more expensive alternative approaches for consumers to cover their bills and expenses than the consumer loan products and services offered by us.

Competitive Strengths

Established, Leading Global Provider of Alternative Financial Services

We believe we are the nation’s largest provider of pawn loans and one of the largest operators of pawn shops in the world. As of September 30, 2013, we operated 860 lending locations in 22 states in the United States and 47 pawn lending locations in Mexico. In addition, we believe Enova is a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada. We believe we have created strong customer loyalty and brand recognition through our ability to help our customers meet their needs through our broad range of alternative financial services products and by providing convenient means of access through our extensive lending locations and growing online platform. As a result, we believe we have established strong relationships with our customer base over our extensive history of providing alternative financial services for approximately 29 years.

Consistently Performing and Stable Retail Services Segment

We have offered pawn loans to consumers through our retail services segment in the United States since 1984 and in Mexico since 2008. Our domestic storefront operations where we offer pawn loans or a combination of pawn and consumer loans has grown to 792 lending locations as of September 30, 2013, an increase of 58.1% since December 31, 2008. We have developed our domestic pawn operations over our extensive operating history, resulting in a predictable process that leads to redemption on approximately 70% of our pawn loans. On the high proportion of redeemed pawn loans, we are able to drive repeat business with the consumer and continue to generate significant and stable yields on pawn loans. On our unredeemed pawn loans, we are able to generate significant yields on merchandise sold. Domestic sales of merchandise, including forfeited merchandise and merchandise purchased directly from customers or third parties, generated approximately a 150.3% yield in 2012 (representing aggregate sales proceeds of merchandise during the period divided by our carrying cost, which is the amount loaned or the amount paid for the purchased merchandise, of such merchandise), and has averaged 155.6% from 2008 to 2012.

Highly Scalable and Growing E-Commerce Segment

Our proprietary technology platform employed in our e-commerce segment is designed to be powerful enough to handle the large volume of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The platform has enabled us to achieve significant growth since we acquired our online business as we have expanded both our product offerings and the geographic markets we serve. We are able to enter new markets and launch new products quickly, often within three to six months from conception to launch. We began offering installment loans through our e-commerce segment in the United States and United Kingdom in 2008 and 2010, respectively, and have experienced significant growth in those products, resulting in a compound annual growth rate of 241.2% in installment loan net revenue from 2010 through 2012. Net revenue contribution from foreign e-commerce operations has increased from $20.9 million, or 14.3% of the net revenue of our e-commerce segment in 2009, to $182.8 million, or 48.9% of net revenue from our e-commerce segment in 2012. We expect our advanced technology and underwriting platform to help continue to drive significant growth in our e-commerce segment.

Diligent Focus on Regulatory Compliance

Our products and services are subject to various federal, state, local and foreign laws and regulations. We have extensive experience in regulatory compliance. Regulatory compliance involves complying with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to, among other things, fees, loan durations, loan amounts and required disclosures. We have a team of employees who assist with regulatory compliance monitoring and enforcement activities, and we are committed to continue growing and developing that team to keep pace with the rapidly evolving regulatory environment surrounding our consumer loan business, particularly in the U.S. and the UK. Our extensive experience and customized technology platform allow us to launch new products and to enter new geographic regions with a focus on compliance with applicable laws and regulations. We are members of industry trade groups, including the Community Financial Services Association of America in the United States, the Online Lenders Alliance in the United States and the Consumer Finance Association in the United Kingdom, which have promulgated “best practices” for our industry that we have adopted. These practices primarily relate to the nature of disclosures, transparent fees and proper customer interactions. Additionally, with approximately 47.9% of our net revenue for the nine month period ended September 30, 2013 related to pawn activities, we operate a significant portion of our business within an established pawn regulatory environment.

Experienced Management Team with Proven Track Record

We are led by an experienced management team. Our team of executive officers has an average of over 15 years of industry experience. Daniel R. Feehan, our Chief Executive Officer and President, has served as a member of our Board of Directors since 1984 and as our Chief Executive Officer since 2000. Thomas A. Bessant, Jr., our Executive Vice President and Chief Financial Officer, joined us in 1993 and has served as our Chief Financial Officer since 1997. Our team of executive officers also consists of: our Chief Executive Officer of Enova, who joined us in 2013; and our Executive Vice President, General Counsel and Secretary, who has been employed by us since 1995.

Legal Proceedings

On August 6, 2004, James E. Strong filed a purported class action lawsuit in the State Court of Cobb County, Georgia against Georgia Cash America, Inc., Cash America International, Inc., or together with Georgia Cash America, Inc., Cash America, Daniel R. Feehan (our chief executive officer), and several unnamed officers, directors, owners and “stakeholders” of Cash America. In August 2006, James H. Greene and Mennie Johnson were permitted to join the lawsuit as named plaintiffs, and in June 2009, the court agreed to the removal of James E. Strong as a named plaintiff. The lawsuit alleges many different causes of action, among the most significant of which is that Cash America made illegal short-term loans in Georgia in violation of Georgia’s usury law, the Georgia Industrial Loan Act and Georgia’s Racketeer Influenced and Corrupt Organizations Act. First National Bank of Brookings, South Dakota, or FNB, and Community State Bank of Milbank, South Dakota, or CSB, for some time made loans to Georgia residents through Cash America’s Georgia operating locations. The complaint in this lawsuit claims that Cash America was the true lender with respect to the loans made to Georgia borrowers and that FNB and CSB’s involvement in the process is “a mere subterfuge.” Based on this claim, the suit alleges that Cash America was the “de facto” lender and was illegally operating in Georgia. The complaint seeks unspecified compensatory damages, attorney’s fees, punitive damages and the trebling of any compensatory damages. In November 2009 the case was certified as a class action lawsuit.

This case was scheduled to go to trial in November 2013, but on October 9, 2013, the parties agreed to a memorandum of understanding, or the Settlement Memorandum. Pursuant to the Settlement Memorandum, the parties filed a joint motion containing the full terms of the settlement, or the Settlement Agreement, to the trial court for approval on October 24, 2013, and the trial court preliminarily approved the Settlement Agreement on November 4, 2013. The Settlement Agreement requires a minimum payment by us of $18.0 million and a maximum payment of $36.0 million, to cover class claims (including honorarium payments to the named plaintiffs) and the plaintiffs’ attorneys’ fees and costs (including the costs of claims administration), or the Class Claims and Costs, all of which will count towards the aggregate payment for purposes of determining whether the minimum payment has been made or the maximum payment has been reached. The actual payout will depend on the number of claimants who submit claims for payment. If we do not pay at least $18.0 million towards the Class Claims and Costs, the Settlement Agreement requires us to pay, into a cy pres (non-profit) fund approved by the court, an amount equal to $18.0 million less the aggregate amount we pay towards the Class Claims and Costs. In accordance with ASC 855-10-55—Subsequent Events, and ASC-20-50, Contingencies, we recognized a liability during the third quarter of 2013 in the amount of $18.0 million, which we deem the most probable payment amount. We deny all of the material allegations of the lawsuit and deny any and all liability or wrongdoing in connection with the conduct described in the lawsuit, but we have agreed to the settlement to eliminate the uncertainty, distraction, burden and expense of further litigation. If the Settlement Agreement is not approved by the court, we cannot predict the outcome of this litigation.

See “Risk Factors—Risks Related to Our Business and Industry Adverse court interpretations of the laws and regulations under which we operate could require us to alter the products we offer or impair our ability to offer certain products” for information concerning our appeal to the Supreme Court of Ohio of an adverse determination by the Ninth District Court of Ohio, in Ohio Neighborhood Finance Inc. v. Rodney Scott, where the Ninth District Court affirmed a lower court’s ruling that a loan offered by us was not authorized under the Ohio Mortgage Loan Act, which we refer to as OMLA. If the decision of the Ninth District Court is upheld, we will have to alter our short-term loan product in Ohio. In addition, following this ruling by the Ninth District Court, two lawsuits were filed against us by customers in Ohio in purported class action complaints alleging that we improperly made loans under the OMLA.

We are also a defendant in certain routine litigation matters encountered in the ordinary course of our business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters is not expected to have a material adverse effect on our financial position, results of operations or liquidity.

Government Regulation

Our products and services are subject to extensive federal, state, local and foreign laws and regulations. The regulation of our industry is intended primarily for the protection of consumers rather than investors in our common stock or our creditors and is constantly evolving as new laws and regulations are introduced and existing laws and regulations are repealed, amended and modified. This evolving regulatory landscape creates various uncertainties and risks for the operation of our business, any of which could have a material adverse effect on our business, prospects, results of operations and financial condition. See “Risk factors.”

Pawnshop Regulations

U.S. Regulation

Our pawn lending locations are regulated by the states and local jurisdictions where our pawn lending locations are located and generally must be licensed by the state. The statutes and regulations applicable to pawn lending locations vary from state to state and in each local jurisdiction. In general, these statutes and regulations establish licensing requirements for pawnbrokers and pawn lending locations and regulate various aspects of the pawn loan, such as the service charges and interest rates that a pawn lending location may charge, the maximum amount of a pawn loan, the minimum and/or maximum term of a pawn loan, the content and format of the pawn ticket, and the length of time after a loan default that a pawn lending location must hold defaulted pawned collateral or purchased items before disposing of the merchandise. Failure to observe a state’s legal requirements for pawnbroking could result in, among other things, a loss of pawn licenses in that state, the imposition of fines or refunds, and other civil and/or criminal penalties.

Our pawn lending business is also subject to the federal Truth-In-Lending Act, or TILA, which requires us to provide certain disclosures to prospective borrowers and protect against unfair credit practices; the Equal Credit Opportunity Act, which prohibits us from discriminating against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age; the USA Patriot Act, under which we must maintain an anti-money laundering compliance program covering certain business activities; the Bank Secrecy Act and regulations of the U.S. Department of Treasury, which require us to report certain cash transactions; and laws protecting privacy and data security, such as the Gramm-Leach-Bliley Act, which requires us to disclose to our customers our privacy policies and practices. A further description of these and other federal laws applicable to our pawn business are disclosed under “—Consumer Loan Regulations—U.S. Federal Regulation.”

Many of our pawn lending locations are also subject to ordinances in their local jurisdictions that may require, for example, local licenses or permits and specified recordkeeping procedures, among other things. Most of our pawn lending locations voluntarily, or pursuant to applicable laws, work with local law enforcement agencies and other pawn lenders to determine conflicting claims of rightful ownership. Goods held to secure pawn loans or goods purchased that are determined to belong to an owner other than the borrower or seller are subject to recovery by the rightful owner. We historically have not experienced a material number of claims of this nature, and the claims experienced have not had a material adverse effect on our results of operations.

Each pawn lending location that handles firearms must comply with the Brady Handgun Violence Prevention Act, or the Brady Act. The Brady Act requires that federally licensed firearms dealers conduct a background check in connection with any disposition of handguns. In addition, we must comply with the regulations of the U.S. Department of Justice–Bureau of Alcohol, Tobacco and Firearms that require each pawn lending location dealing in guns to maintain a permanent written record of all receipts and dispositions of firearms.

Mexico Regulation

The Cash America casa de empeño storefront locations in Mexico are regulated by a federal consumer protection agency, Procuraduría Federal del Consumidor, or PROFECO. PROFECO regulates the form and terms of pawn loan contracts and many operating standards and procedures for pawnshops, including retail operations. Certain amendments to Mexican federal consumer protection laws took effect in July 2013. PROFECO will be charged with enforcing compliance with the amendments. The amendments, among other things, require all pawnshops to register themselves and their contracts with PROFECO and report certain customer activities that PROFECO determines may be associated with stolen goods. Neither PROFECO nor federal statute imposes interest rate caps on pawn loans. The pawn industry in Mexico is also subject to various regulations in the areas of tax compliance, customs, consumer protection and employment matters, among others, by various federal, state and local governmental agencies. Additionally, certain Mexican states have pawn statutes that require pawnshops to be licensed and regulate certain aspects of a pawn operation such as rate, pawn tickets and other terms of the pawn transaction. Generally, however, federal regulations are intended to control over the state statutes with respect to the pawn operations in Mexico.

Consumer Loan Regulations

U.S. Federal Regulation

Our consumer loan business is subject to the federal Truth in Lending Act, or TILA, and its underlying regulations, known as Regulation Z, and the Fair Credit Reporting Act, or FCRA. These laws require us to provide certain disclosures to prospective borrowers and protect against unfair credit practices. The principal disclosures required under TILA are intended to promote the informed use of consumer credit. Under TILA, when acting as a lender, we are required to disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments and payment due dates to repay the indebtedness. The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. In addition, the federal FCRA requires us to provide a Notice of Adverse Action to a loan applicant when we deny an application for credit, which, among other things, informs the applicant of the action taken regarding the credit application and of their right to learn the specific reasons for the denial of credit. The federal Equal Credit Opportunity Act prohibits us from discriminating against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age, and requires us to notify credit applicants of any action taken on the individual’s credit application.

The use of consumer reports and other personal data used in credit underwriting is governed by the FCRA and similar state laws governing the use of consumer credit information. The FCRA establishes requirements that apply to the use of “consumer reports” and similar data, including certain notifications to consumers where their loan application has been denied because of information contained in their consumer report. Some of our services may, as of the date of this prospectus, include the assembly and delivery of consumer reports, or similar reports, to affiliated and potentially other third-parties. As a distributor of consumer reports and similar data, if we become a Consumer Reporting Agency, or CRA, as defined by the FCRA, we would be required to comply with certain aspects of these laws and regulations that apply to CRAs. Non-compliance with the FCRA, either as a user or as a CRA, could lead to statutory penalties, private litigation for damages or, in certain cases, regulatory investigation and sanctions, including obligations under government initiated consent decrees.

We are also subject to the federal Fair and Accurate Credit Transactions Act, which limits the sharing of information with affiliates for marketing purposes and requires us to adopt written guidance and procedures for detecting, preventing and responding appropriately to mitigate identity theft and to adopt various coworker policies and procedures and provide coworker training and materials that address the importance of protecting non-public personal information and aid us in detecting and responding to suspicious activity, including suspicious activity that may suggest a possible identity theft red flag, as appropriate.

We are also subject to the USA PATRIOT Act under which we must maintain an anti-money laundering compliance program covering certain of our business activities. The program must include: (1) the development of internal policies, procedures and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program. In addition, the U.S. Treasury Department’s Office of Foreign Assets Control requires that assets and transactions involving target countries and specially designated nationals be frozen. Under the Bank Secrecy Act and regulations of the U.S. Department of the Treasury, we must report transactions occurring in a single day involving currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as single transactions if we have knowledge that the transactions are by, or on behalf of, any person or entity and result in either cash in or cash out totaling more than $10,000 during any one day. Also, federal regulations require us to report suspicious transactions involving at least $2,000 in a single day to the Financial Crimes Enforcement Network of the Treasury Department, or FinCEN. The regulations generally describe three classes of reportable suspicious transactions—one or more related transactions that the business knows, suspects or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the Bank Secrecy Act, or (3) appear to serve no legitimate business or lawful purpose. Certain of our subsidiaries are registered as money services businesses with the U.S. Treasury Department and must re-register with FinCEN at least every two years. Such subsidiaries must also maintain a list of names and addresses of, and other information about, their business and must make that list available to any requesting law enforcement agency. This list must be updated at least annually.

Federal law also limits the annual percentage rate to 36% on certain consumer loans made to members of the U.S. military, active-duty reservists and members of the National Guard and their immediate families. This 36% annual percentage rate cap applies to a variety of consumer loan products, including short-term consumer loans. Therefore, due to these rate restrictions, we are unable to offer certain short-term consumer loans to active duty military personnel, active members of the National Guard or members on active duty and their immediate dependents.

The consumer loan business is also subject to the federal Electronic Funds Transfer Act and various other laws, rules and guidelines relating to the procedures and disclosures required in debiting or crediting a debtor’s bank account relating to a consumer loan (i.e., ACH funds transfer). Additionally, our CSO programs are required to comply with the federal Fair Debt Collection Practices Act, or FDCPA, and we also use the FDCPA as a guide in connection with operating our collection activities. We are also required to comply with all applicable state collection practices laws. Furthermore, we are subject to various state and federal e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures.

We are also subject to various federal and state laws and regulations relating to privacy and data security. Under these laws, including the federal Gramm-Leach-Bliley Act, we must disclose to our customers our privacy policy and practices, including those policies relating to the sharing of customers’ nonpublic personal information with third parties. This disclosure must be made to customers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require us to ensure that our systems are designed to protect the confidentiality of customers’ nonpublic personal information. These regulations also dictate certain actions that we must take to notify our consumers if their personal information is disclosed in an unauthorized manner.

In July 2010, the U.S. Congress passed the Dodd-Frank Act and Title X of the Dodd-Frank Act created the CFPB, which regulates consumer financial products and services, including consumer loans offered by us. The CFPB has regulatory, supervisory and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of such providers. On April 24, 2013, the CFPB issued a report entitled “Payday Loans and Deposit Advance Products: A White Paper of Initial Findings,” indicating that it had “engaged in an in-depth review of short-term small dollar loans, including payday loans.” The report discusses the initial findings of the CFPB regarding short-term payday loans provided by non-bank financial institutions at storefront locations and deposit account advances offered by depository institutions. While the CFPB’s study stated that “these products may work for some consumers for whom an expense needs to be deferred for a short period of time,” the CFPB also stated that its “findings raised substantial consumer protection concerns” related to the sustained use of payday loans and deposit account advances. In the report and subsequent statements, the CFPB reiterated that it has authority to adopt rules identifying acts or practices as unfair, deceptive or abusive, and hence unlawful, in connection with the offering of consumer financial products and services and to act to prevent providers from committing or engaging in such acts or practices. The CFPB announced that, based on the potential consumer harm and the data that it has gathered, further attention was warranted to protect consumers, and that it expects to use its authorities to provide protections to consumers. The report indicated the CFPB plans to analyze the effectiveness of limitations, such as cooling-off periods between payday loans, “in curbing sustained use and other harms.” Additionally, the CFPB indicated that the report did not focus on online lending and that the CFPB is analyzing borrowing activity by consumers using online payday loans.We do not currently know the nature and extent of the rules that the CFPB will adopt, and the CFPB’s 2014 agenda indicates that its target date for proposing such rules is March 2014, although they could act earlier or later than that date.

On November 20, 2013, we consented to the issuance of a consent order by the CFPB pursuant to which we agreed, without admitting or denying any of the facts or conclusions made by the CFPB from its review, to pay a penalty of $5 million and to set aside $8 million for a period of 180 days to fund any further payments to eligible Ohio customers who make valid claims in connection with our previously disclosed Ohio voluntary reimbursement program. We have already refunded approximately $6.4 million in connection with this program. The consent order relates to issues self-disclosed to the CFPB during its 2012 examination of us, including the improper preparation of certain court documents in connection with collections lawsuits initiated by us in Ohio, which were previously disclosed by us and for which we implemented a voluntarily reimbursement program for affected customers; the making of a limited number of loans to consumers who may have been members of the military at the time of the loan at rates in excess of the military annual percentage rate permitted by the federal Military Lending Act due in part to system errors, and for which we have made refunds of approximately $33,500; and for certain failures to timely provide and preserve records and information in connection with the CFPB’s examination of us. In addition, as a result of the CFPB’s review, we are in the process of enhancing our compliance management programs and implementing additional procedures to address the issues identified by the CFPB. We are also required to provide periodic reports to the CFPB.

For further discussion of the CFPB and its regulatory, supervisory and enforcement powers, see “Risk Factors—Risks Related to Our Business and Industry—The Consumer Financial Protection Bureau could have a significant impact on our U.S. consumer loan business.”

U.S. State Regulation

Our business is regulated under a variety of enabling state statutes, all of which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of the date of this prospectus, we operate in 32 states that have specific statutes and regulations that enable us to offer economically viable products. We currently do not conduct business in the remaining states or in the District of Columbia because we do not believe it is economically feasible to operate in those jurisdictions due to specific statutory or regulatory restrictions, such as interest rate ceilings or caps on the fees that may be charged. However, we may later offer our products or services in any of these states or the District of Columbia if we believe doing so may become economically viable because of changes in applicable statutes or regulations or if we determine we can broaden our product offerings to operate under existing laws and regulations. Despite the lack of specific laws, other laws may permit us to offer products and services in these states.

The scope of state regulation, including the fees and terms of our products and services, varies from state to state. The terms of our products and services vary from state to state in order to comply with the laws and regulations of the states in which we operate.

The states with laws that specifically regulate our products and services typically limit the principal amount of a consumer loan and set maximum fees or interest rates that customers may be charged. Some states also limit a customer’s ability to renew a short-term consumer loan and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for consumer loans such as ours and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due amounts are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states restrict the advertising content of our marketing materials. Also, some states require us to report loan activity to state-wide databases and restrict the number and/or principal amount of loans a consumer may have outstanding at any particular time or over the course of a particular period of time, typically twelve months.

In states or jurisdictions where we offer our CSO programs, we comply with that jurisdiction’s Credit Services Organization Act or a similar statute. These laws generally define the services that we can provide to consumers and require us to provide a contract to the customer outlining our services and the cost of those services to the customer. In addition, these laws may require additional disclosures to consumers and may require us to be registered with the jurisdiction and/or be bonded.

Over the last few years, legislation that prohibits or severely restricts our products and services has been introduced or adopted in a number of states, and we expect that trend to continue for the foreseeable future. Recently, a ballot initiative has been filed in Missouri that, if passed, would likely require us to cease offering our consumer loan products in that state. In June 2012, the State of Delaware passed a bill, which took effect on January 1, 2013, to amend its short-term consumer loan law to, among other things, limit the number of loans a borrower may have in any twelve-month period and establish a statewide database to track these loans. The bill only affects our short-term loan product in Delaware (and does not affect our installment loan product in that state). The impact of this Delaware legislation will not have a material effect on us, including our consolidated revenue or operations.

Local Regulation—U.S.

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations. These local rules and regulations are subject to change and vary widely from city to city. Local jurisdictions’ efforts to restrict short-term lending have been increasing. Typically, these local ordinances apply to storefront operations, however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on online lenders lending to residents of that jurisdiction, even though no such attempt has been made previously. Actions taken in the future by local governing bodies to impose other restrictions on consumer lenders such as us could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Foreign Regulation

In the United Kingdom, our consumer lending activities must comply with the European Union Consumer Credit Directive, the CCA and with other related rules and regulations, which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. We must also follow the Irresponsible Lending Guidance of the OFT, which provides greater clarity for lenders as to business practices that the OFT believes constitute irresponsible lending under the CCA. In April 2014, the FCA will take over responsibility for regulating consumer credit from the OFT and may change the way consumer loans are regulated in the United Kingdom. We are also subject to the requirements of the Data Protection Act 1988, or the DPA, and are required to be fully registered as a data-controller under the DPA. We are also required to be certified under the European Union Safe Harbor provisions, which allows European Union data to be passed to non-European Union countries. For recent developments related to the FCA and the OFT, including the OFT’s May 3, 2013 letter to us concerning the OFT’s recent examination of our business and containing findings that we may not be fully compliant with the Irresponsible Lending Guidelines or the CCA or other relevant law and guidance and its request that we rectify the matters identified in the report, see “Risk Factors—Risks Related to Our Business and Industry—Significant changes in foreign laws or regulations or a deterioration of the political, regulatory or economic environment of Mexico, Australia, Canada or the United Kingdom could affect our operations in these countries.”

In Australia, we must comply with the responsible lending guidelines under the National Consumer Credit Protection Act (2010), or the NCCPA, which has been recently amended. Part of the amendment became effective on March 1, 2013, and the remainder became effective on July 1, 2013. The amendment includes limitations on permissible fees charged on certain consumer loans, including consumer loans made by us. The amendment is expected to have an adverse impact on our operations in Australia. For discussion of the adverse impact that the recent amendment to the NCCPA may have on our operations in Australia, see “Risk Factors—Risks Related to Our Business and Industry—Significant changes in foreign laws or regulations or a deterioration of the political, regulatory or economic environment of Mexico, Australia, Canada or the United Kingdom could affect our operations in these countries.”

In Canada, all regulation of the consumer lending industry is conducted at the provincial level. In general, the regulations require lenders to be licensed, set maximum fees and regulate collection practices.

Tradenames and Trademarks

We operate under the trade names “Cash America Pawn,” “Cash America Payday Advance,” “Cashland,” “Mr. Payroll,” “SuperPawn,” “Cash America casa de empeño,” “CashNetUSA,” “NetCredit,” “QuickQuid,” “DollarsDirect” and “Pounds to Pocket.” We have a number of trademarks that are registered under applicable trademark laws including, but not limited to, “Cash America,” “Cashland,” “SuperPawn,” “CashNetUSA,” “Mr. Payroll,” “QuickQuid,” “DollarsDirect,” “Pounds to Pocket,” “NetCredit,” “Enova Financial” and Enova’s “e” logo. These trademarks have varying expiration dates. We believe these trademarks are of material importance to us and each of our operating segments and anticipate maintaining and renewing them. In addition, we have various other trademark applications pending in the United States and other countries in which we operate.

Franchises

Each of our unconsolidated franchised check cashing locations is subject to franchise agreements that have varying durations that are negotiated individually with each franchisee. As of December 31, 2012, we had 91 unconsolidated franchised check cashing locations, and the revenue from these franchised locations was immaterial to us on a consolidated basis.

Personnel

As of December 31, 2012, we employed 7,035 persons in our operations, of whom 717 were in executive and administrative functions. Of the employee count above, we employed 6,042 persons in our retail services segment and 993 persons in our e-commerce segment.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The sole purpose of the exchange offer is to fulfill our obligations with respect to the registration of the old notes. We originally issued and sold the old notes on May 15, 2013. We did not register those sales under the Securities Act in reliance upon the exemption provided in section 4(2) of the Securities Act and Rule 144A and Regulation S promulgated under the Securities Act. In connection with the sale of the old notes and pursuant to a Registration Rights Agreement, we agreed to file with the SEC an exchange offer registration statement relating to the exchange offer. Under the exchange offer registration statement, we will offer the Notes, in exchange for the old notes.

Eligibility to Participate in the Exchange Offer

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange $2,000 and integral multiples of $1,000 in principal amount of Notes for each $2,000 and integral multiples of $1,000 in principal amount of old notes. The terms of the Notes are substantially identical to the terms of the old notes that you may exchange pursuant to this exchange offer, except that, generally, you may freely transfer the Notes (except that any broker-dealer receiving the Notes in the exchange offer will be subject to a prospectus delivery requirement with respect to their resale), and you will not be entitled to certain registration rights and certain other provisions which are applicable to the old notes under the Registration Rights Agreement. The Notes will be entitled to the benefits of and governed by the indenture. See “Description of the Notes.”

We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of outstanding old notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

We are not making the exchange offer conditional upon the holders tendering, or us accepting, any minimum aggregate principal amount of old notes.

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the Notes issued in the exchange offer may be offered for sale, resold, or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the Notes may be offered for resale, resold, or otherwise transferred by holders of those Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the Notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the Notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the Notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the Notes for its own account in exchange for old notes and that:

•	such old notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•	it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of Notes issued in the exchange offer, and will comply with the applicable provisions of the Securities Act with respect to resale of any Notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to the Notes (other than a resale of an unsold allotment from the original sale of old notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our old notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer. If our belief is not accurate and you transfer a Note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders old notes in the exchange offer for the purpose of participating in a distribution:

•	may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

By tendering old notes for exchange, you will exchange, assign and transfer the old notes to us and irrevocably appoint the exchange agent as your agent and attorney-in-fact to assign, transfer and exchange the old notes. You will also represent and warrant that you have full power and authority to tender, exchange, assign and transfer the old notes and to acquire Notes issuable upon the exchange of such tendered old notes. The letter of transmittal requires you to agree that, when we accept your old notes for exchange, we will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, restrictions, charges and encumbrances and that they are not subject to any adverse claim.

You will also warrant that you will, upon our request, execute and deliver any additional documents that we believe are necessary or desirable to complete the exchange, assignment and transfer of your tendered old notes. You must further agree that our acceptance of any tendered old notes and the issuance of Notes in exchange for them will constitute performance in full by us of our obligations under the Registration Rights Agreement and that we will have no further obligations or liabilities under that agreement, except in certain limited circumstances. All authority conferred by you will survive your death, incapacity, liquidation, dissolution, winding up or any other event relating to you, and every obligation of you shall be binding upon your heirs, personal representatives, successors, assigns, executors and administrators.

If you are tendering old notes, we will not require you to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the old notes pursuant to the exchange offer. The Notes will bear interest from the most recent date through which interest has been paid on the old notes for which they were exchanged or, if no interest has been paid on the old notes, from the date of the initial issuance of the old notes, or the Issue Date. Accordingly, registered holders of Notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date through which interest has been paid or, if no interest has been paid on the old notes, from the Issue Date. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes. Interest on the Notes is payable May 15 and November 15 of each year.

Registration Rights

Pursuant to the Registration Rights Agreement entered into with the initial purchasers of the old notes, we and the guarantors agreed, for the benefit of holders of the old notes, to use our commercially reasonable efforts, at our cost, to file and cause to become effective a registration statement with respect to a registered offer to exchange the old notes for an issue of Notes with terms substantially identical to the old notes (except that the Notes will not be subject to transfer restrictions). Following the exchange offer registration statement being declared effective, we will offer the Notes in return for surrender of the old notes. The offer will remain open for not less than 20 days after the date notice of the exchange offer is sent to holders. For each old note surrendered to us under the exchange offer, the holder will receive a Note of equal principal amount. Interest on each Note will accrue from the last interest payment date on which interest was paid on the notes so surrendered (or if the Note is authenticated between a record date and interest payment date, from such interest payment date) or, if no interest has been paid on the old notes, from the Issue Date.

If applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer we will, at our cost, use our commercially reasonable efforts to cause to become effective a shelf registration statement with respect to resales of the old notes and to keep the registration statement effective until the date when all notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. We will, in the event of a shelf registration, provide copies of the prospectus to each holder, notify each holder when the shelf registration statement for the old notes has become effective and take certain other actions as are required to permit resales of the old notes. A holder that sells its notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to a selling holder, including certain indemnification obligations.

If by the date that is 180 days after the Issue Date, we have not caused a registration statement with respect to an exchange offer for the old notes or a shelf registration statement with respect to the resale of the notes to be filed with the SEC, the interest rate on the notes will increase by a rate of 0.25% per annum from the filing date until the 270th day following the Issue Date. Additionally, if by the date that is 270 days after the Issue Date, or the effectiveness deadline, we have not caused a registration statement with respect to an exchange offer for the old notes or a shelf registration statement with respect to resales of the old notes to be declared effective, the interest rate on the old notes will increase by a rate of 0.25% per annum from the effectiveness deadline until the effectiveness of an exchange offer registration statement or a shelf registration statement. Further, if we have not consummated a registered exchange offer on or prior to the earlier to occur of thirty business days after the effectiveness of an exchange offer registration statement, the interest rate on the notes will increase by a per annum rate of 0.25% until the consummation of a registered exchange offer. The interest rate will not increase by more than 1.00% per annum notwithstanding our failure to meet more than one of these requirements. However, (i) upon filing of the registration statement with the SEC with respect to an exchange offer for the notes or a shelf registration statement with respect to the resale of the notes, (ii) upon the effectiveness of any such registration statement, or (iii) upon consummation of the exchange offer for the notes, as the case may be, such additional interest shall cease to accrue.

If we effect the exchange offer, we will be entitled to close the exchange offer 30 business days after the commencement thereof if we have accepted all old notes validly surrendered in accordance with the terms of the exchange offer. Old notes not tendered in the exchange offer will bear interest at the rate set forth on the cover page of this prospectus and be subject to all of the terms and conditions specified in the indenture.

This is a summary of the material provisions of the Registration Rights Agreement. Because this is a summary, it may not contain all the information that is important to you. You should read the Registration Rights Agreement in its entirety. Copies of the Registration Rights Agreement are available as described under “Where You Can Find More Information.”

Expiration Date and Exchange Date

The exchange offer expires on the expiration date, which is 5:00 p.m., New York City time, on February 13, 2014 unless we, in our sole discretion, extend the period during which the exchange offer is open. If we extend the expiration date for the exchange offer, the term “expiration date” means the latest time and date on which the exchange offer, as so extended, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to Wells Fargo Bank, National Association, which is the exchange agent, and by timely public announcement communicated by no later than 9:00 a.m. New York City time on the next business day after the scheduled expiration date, unless applicable law or regulation requires otherwise. During any extension of the exchange offer, all old notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

The initial exchange date will be the first business day following the expiration date. We expressly reserve the right to terminate the exchange offer and not accept for exchange any old notes for any reason, including if any of the events set forth below under “Modification or Termination of Exchange Offer” have occurred and we have not waived them. We also reserve the right to amend the terms of the exchange offer in any manner, whether before or after any tender of the old notes. If we terminate or amend the exchange offer, we will notify the exchange agent in writing and will either issue a press release or give written notice to you as a holder of the old notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the Notes for old notes on the exchange date.

We will mail this prospectus and the related letter of transmittal and other relevant materials to you as a record holder of old notes and we will furnish these items to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of old notes.

Procedures for Tendering Old Notes

Only a record holder of old notes may tender in the exchange offer. When the holder of old notes tenders and we accept old notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of old notes who desires to tender old notes for exchange must, at or prior to the expiration time:

•	transmit a properly completed and duly executed letter of transmittal, the old notes being tendered and all other documents required by such letter of transmittal, to Wells Fargo Bank, National Association, the exchange agent, at the address set forth below under the heading “—Exchange Agent”; or

•	if old notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company, or DTC, to the exchange agent at the address set forth below under the heading “—Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the old notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•	if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•	states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the old notes, the letter of transmittal or agent’s message, and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or old notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of a recognized member in good standing of a Medallion Signature Guarantee Program recognized by the exchange agent, such as a firm which is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or certain other eligible institutions, each of the foregoing being referred to herein as an “eligible institution.”

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If old notes are registered in the name of a person other than the person who signed the letter of transmittal, the old notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender old notes, you should contact the registered holder promptly and instruct the holder to tender old notes on your behalf. If you wish to tender your old notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or follow the procedures described in the immediately preceding paragraph. Transferring record ownership from someone else’s name to your name may take considerable time.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OLD NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

You assume the risk of choosing the method of delivery of old notes and all other documents. If you send your old notes and your documents by mail, we recommend that you use registered mail, return receipt requested, you obtain proper insurance, and you mail these items sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

If you do not provide your taxpayer identification number, which is your social security number or employer identification number, as applicable, and certify that such number is correct, the exchange agent will withhold 28% of the gross proceeds otherwise payable to you pursuant to the exchange offer, unless an exemption applies under the applicable law and regulations concerning “backup withholding” of federal income tax. You should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and you prove it in a manner satisfactory to us and the exchange agent.

Guaranteed Delivery Procedures

If you desire to accept the exchange offer, and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date, you may tender your old notes if the exchange agent has received at its office listed on the letter of transmittal on or prior to the expiration date a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail, or hand delivery, from an eligible institution setting forth your name and address, the principal amount of the old notes that you are tendering, the names in which you registered the old notes and, if possible, the certificate numbers of the old notes that you are tendering.

The eligible institution’s notice of guaranteed delivery to the exchange agent must state that the notice of guaranteed delivery constitutes the tender and guarantee that within three New York Stock Exchange trading days after the date that the eligible institution executes such notice of guaranteed delivery, the eligible institution will deliver the old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal and any other required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal. We may, at our option, reject the tender if you do not tender your old notes and accompanying documents by either the above-described method or by a timely book-entry confirmation, and if you do not deposit your old notes and tender documents with the exchange agent within the time period set forth above. Copies of a notice of guaranteed delivery that eligible institutions may use for the purposes described in this paragraph are available from the exchange agent.

Valid receipt of your tender will occur as of the date when the exchange agent receives your properly completed letter of transmittal, accompanied by either the old notes or a timely book-entry confirmation. We will issue Notes in exchange for old notes that you tendered pursuant to a notice of guaranteed delivery or correspondence to similar effect as described above by an eligible institution only against deposit of the letter of transmittal, any other required documents and either the tendered old notes or a timely book-entry confirmation.

Determination of Validity

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered old notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

•	reject any and all tenders of any particular old note not properly tendered;

•	refuse to accept any old note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

•	waive any defects or irregularities or conditions of the exchange offer as to any particular old notes before the expiration of the offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of old notes as we will reasonably determine. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of old notes. If we waive any terms or conditions pursuant to the third point above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Withdrawal Rights

For your withdrawal of tenders of old notes to be effective, the exchange agent must timely receive your written or fax notice of withdrawal prior to the expiration date at the exchange agent’s address set forth on the back cover page of this prospectus. Any such notice of withdrawal must:

•	specify the person named in the letter of transmittal as tendering old notes you are withdrawing;

•	identify the certificate numbers of old notes you are withdrawing;

•	specify the principal amount of old notes you are withdrawing;

•	provide a statement that you are withdrawing your election to have us exchange such old notes;

•	where old notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC; and

•	specify the name of the registered holder of such old notes, which may be a person or entity other than you, such as your broker-dealer.

The person or persons who signed your letter of transmittal, including any eligible institutions that guaranteed signatures on your letter of transmittal, must sign the notice of withdrawal in the same manner as their original signatures on the letter of transmittal, including any required signature guarantees. If such persons and eligible institutions cannot sign your notice of withdrawal, you must send it with evidence satisfactory to us that you now hold beneficial ownership of the old notes that you are withdrawing. The exchange agent will return the properly withdrawn old notes promptly following receipt of notice of withdrawal. We will determine all questions as to the validity of notices of withdrawals, including time of receipt, and our determination will be final and binding on all parties.

Exchange of Old Notes for Notes or Return of Old Notes

On the exchange date, we will determine which old notes the holders validly tendered, and we will issue Notes in exchange for the validly tendered old notes. The exchange agent will act as your agent for the purpose of receiving Notes from us and sending the Notes to you in exchange for old notes promptly after expiration of the exchange offer. If we do not accept your old notes for exchange, we will promptly return them without expense to you. If you tender your old notes by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above and we do not accept your old notes for exchange, DTC will credit your non-exchanged old notes to an account maintained with DTC. In either case, we will return your non-exchanged old notes to you promptly following the expiration of the exchange offer. If we terminate or withdraw this exchange offer, and you have tendered old notes to us for exchange, we will return the old notes that have been tendered to us promptly after the termination or withdrawal of the exchange offer.

Modification or Termination of Exchange Offer

We are not required to issue Notes in respect of any properly tendered old notes that we have not previously accepted and we may terminate the exchange offer or, at our option, we may modify or otherwise amend the exchange offer. In the event that we modify or otherwise amend the exchange offer in a material manner, including the waiver of a material condition, we will extend the expiration date of the exchange offer, if necessary, so that at least five business days remain in the offer period following notice of such material modification or amendment. If we terminate the exchange offer, it will be by oral or written notice to the exchange agent and by timely public announcement communicated no later than 9:00 a.m. on the next business day following the expiration date, unless applicable law or regulation requires us to terminate the exchange offer in the following circumstances:

•	any court or governmental agency brings a legal action seeking to prohibit the exchange offer or assessing or seeking any damages as a result of the exchange offer, or resulting in a material delay in our ability to accept any of the old notes for exchange; or

•	any government or governmental authority, domestic or foreign, brings or threatens any legal action or threatens to enact any law seeking to prohibit the exchange offer or assessing or seeking any damages as a result of the exchange offer, or resulting in a material delay in our ability to accept any of the old notes for exchange; or if such legal action or law would result in the holders of Notes having obligations with respect to resales and transfers of Notes that are greater than those we described above in the interpretations of the staff of the SEC or would otherwise make it inadvisable to proceed with the exchange offer; or

•	a material adverse change has occurred in our business, condition (financial or otherwise), operations or prospects.

The foregoing conditions are for our sole benefit and we may assert them with respect to all or any portion of the exchange offer. We also reserve the right to waive these conditions in whole or in part at any time or from time to time in our discretion. All conditions to the exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration date. Our failure at any time to exercise any of the foregoing rights will not be a waiver of any such right, and each right will be an ongoing right that we may assert at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

Any determination by us concerning the fulfillment or nonfulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any tendered old notes, and we will not issue Notes in exchange for any such old notes, if at that time there is, or the SEC has threatened, any stop order with respect to the registration statement that this prospectus is a part of, or if qualification of the indenture is required under the Trust Indenture Act of 1939.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance with respect to the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at the address below:

By Registered & Certified Mail: WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	By Regular Mail or Overnight Courier: WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:

WELLS FARGO BANK, N.A.

12th Floor—Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55402

By Facsimile (for Eligible Institutions only):

(612) 667-6282

For Information or Confirmation by

Telephone:

(800) 344-5128

If you send your documents to any other address or fax number, you will have not validly delivered them and you will not receive Notes in exchange for your old notes. We will promptly return your old notes to you.

Fees and Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses that they incur in forwarding tenders for their customers. We will pay the expenses incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting, investment banking and legal fees.

No person has been authorized to give you any information or to make any representations to you in connection with the exchange offer other than those that this prospectus contains.

If anyone else gives you information or representations about the exchange offer, you should not rely upon that information or representation or assume that we have authorized it. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which this prospectus gives information. We are not making the exchange offer to, nor will we accept tenders from or on behalf of, holders of old notes in any jurisdiction in which it is unlawful to make the exchange offer or to accept it. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of old notes in such jurisdiction. In any jurisdiction where the securities laws or blue sky laws require a licensed broker or dealer to make the exchange offer one or more registered brokers or dealers that are licensed under the laws of that jurisdiction is making the exchange offer on our behalf.

No Dissenters’ or Appraisal Rights

Holders of old notes will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Federal Income Tax Consequences to You

Your exchange of old notes for Notes will not be a taxable exchange for federal income tax purposes, and you should not recognize any taxable gain or loss or any interest income as a result of the exchange. See “Summary of Certain United States Federal Income Tax Considerations” below.

Sole Exchange Offer

Your participation in the exchange offer is voluntary, and you should carefully consider whether to accept the terms and conditions of it. You are urged to consult your financial and tax advisors in making your own decisions on what action to take with respect to the exchange offer. If you do not tender your old notes in the exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes under the indenture. All non-exchanged old notes will continue to be subject to the restriction on transfer set forth in the indenture. If we exchange old notes in the exchange offer, the trading market, if any, for any remaining old notes could be much less liquid.

We may in the future seek to acquire non-exchanged old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes that are not exchanged in the exchange offer.

DESCRIPTION OF THE NOTES

In this Description of the Notes, the “Company” refers only to Cash America International, Inc., and any successor obligor on the Notes, and not to any of its subsidiaries. You can find the definitions of certain terms used in this description under “—Certain Definitions.”

The old notes were, and the Notes will be, issued under an indenture among the Company, the Guarantors party thereto, as Guarantors, and Wells Fargo Bank, National Association, as trustee, as amended and supplemented as of November 8, 2013 (the “indenture”). The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The Notes will be issued solely in exchange for an equal principal amount of old notes in the exchange offer. The form and terms of the Notes are substantially identical to the form and terms of the old notes, except that the Notes:

•	will be registered under the Securities Act; and

•	will not bear any legends restricting transfer.

In the following description:

•	“Notes” refers to the registered notes being offered by this prospectus; and

•	“old notes” refers to your old notes that may be exchanged for Notes in the exchange offer.

The following is a summary of the material provisions of the indenture. Because this is a summary, it may not contain all the information that is important to you. You should read the indenture in its entirety. Copies of the indenture are available as described under “Where you Can Find More Information.”

Basic Terms of Notes

The Notes

•	are senior unsecured obligations of the Company, ranking equally in right of payment with all existing and future senior obligations of the Company;

•	are issued in an original aggregate principal amount of $300,000,000;

•	mature on May 15, 2018;

•	accrue interest at the rate of 5.75% per annum, payable semiannually on each May 15 and November 15, commencing November 15, 2013, to holders of record on the or immediately preceding the interest payment date;

•	bear interest on overdue principal and overdue interest, at 2% per annum higher than the rate otherwise applicable to the Notes.

Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest on the Notes will accrue from May 15, 2013 or from the date of the last payment of interest on the old notes (or if the Note is authenticated between a record date and interest payment date, from such interest payment date), whichever is later.

Additional Notes

Subject to the covenants described below, the Company may issue Notes under the indenture having the same terms in all respects as the Notes, or in all respects except with respect to interest paid or payable on or prior to the first interest payment date after the issuance of such Notes. The Notes offered for exchange hereby and any additional Notes would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the Notes, provided, however, if the further Notes are not fungible with the Notes for U.S. federal income tax purposes, such further Notes will have a different CUSIP number.

Optional Redemption

Except as set forth in this “—Optional Redemption” section, the Notes are not redeemable at the option of the Company. At any time and from time to time, upon not less than 30 nor more than 60 days’ notice, the Company may redeem some or all of the Notes at a redemption price equal to the greater of the following amounts:

(1)	100% of the principal amount of the Notes being redeemed on the redemption date; and

(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed on that redemption date (not including the amount of accrued and unpaid interest to, but excluding, the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate, as determined by the Reference Treasury Dealer, plus 50 basis points;

plus, in each case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on the Notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the applicable Notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The Company will send notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the Notes to be redeemed. Once notice of redemption is sent, the Notes called for redemption will become due and payable on the redemption date at the applicable redemption price, plus accrued and unpaid interest applicable to such Notes to, but excluding, the redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless the Company defaults in the payment of the redemption price and accrued and unpaid interest). On or before the redemption date, the Company will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued and unpaid interest on the Notes to be redeemed on that date. If fewer than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected in accordance with DTC’s applicable procedures, in the case of Notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of Notes that are not represented by a global security. Upon surrender of any Note redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered Note.

No Mandatory Redemption or Sinking Fund

There will be no mandatory redemption or sinking fund payments for the Notes.

Guarantors

The obligations of the Company pursuant to the Notes, including any repurchase obligation resulting from a Change of Control or Debt Prepayment Obligation, will be unconditionally guaranteed, subject to certain customary release provisions described below, jointly and severally, on an unsecured basis, by each direct and indirect Domestic Subsidiary of the Company on the date of the indenture and by our Mexican subsidiary, Creazione Estilo, S.A. de C.V., a sociedad anónima de capital variable, which provided a guaranty of the Notes pursuant to a supplemental indenture dated November 8, 2013. If, at any time after the date of the indenture, the Company or any of its Subsidiaries acquires or creates a Subsidiary that becomes a borrower or a guarantor, or otherwise becomes obligated, under any Principal Credit Facility, the Company will, at its sole cost and expense, cause such Subsidiary to, prior to or concurrently therewith, provide a guaranty of the Notes (a “Note Guaranty”).

Each Note Guaranty will be limited to the maximum amount that would not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Guarantor’s obligation under its Note Guaranty could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Note Guaranty. See “Risk Factors—Risks Related to the Notes—Federal and state statutes allow courts, under specific circumstances, to void the Notes and the guarantee and require noteholders to return payments received from us or the guarantor.”

The Note Guaranty of a Guarantor will terminate upon:

(1)	a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Guarantor) otherwise permitted by the indenture;

(2)	if the Note Guaranty was required pursuant to the terms of the indenture, the cessation of the circumstances requiring the Note Guaranty (such termination to include, for the avoidance of doubt, the case of any discharge and release of a Guarantor that is a direct or indirect Domestic Subsidiary from its guaranty of Indebtedness under each Principal Credit Facility, provided that such Guarantor is not a borrower under or otherwise obligated under any Principal Credit Facility after giving effect to such discharge and release and provided, further that, if, in connection with any such release of a Guarantor, any lender or agent under a Principal Credit Facility is paid any remuneration as consideration for such release, then such remuneration shall be concurrently paid, on the same terms, ratably to each noteholder in connection with the termination of the Note Guaranty of such Guarantor); or

(3)	defeasance or discharge of the Notes, as provided in “Defeasance and Discharge.”

A Note Guaranty will not terminate under paragraph (2) except under circumstances where the guarantor’s guaranty or other obligations under each Principal Credit Facility is released.

Ranking

The Notes rank equally with or senior to all Indebtedness of the Company and the Guarantors, but are effectively junior to all secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of September 30, 2013, the Company and the Guarantors had no secured Indebtedness. Subject to the limits described under “—Certain Covenants—Limitation on Liens,” the Company and its Subsidiaries may incur secured Indebtedness.

The Company’s foreign subsidiaries have not guaranteed the Notes. Claims of creditors of non-Guarantor Subsidiaries, including trade creditors, and creditors holding debt and guaranties issued by those subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the Notes. The Notes and each Note Guaranty therefore will be effectively subordinated to creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Company (other than the Guarantors). As of September 30, 2013, the Company’s Subsidiaries that will not guarantee the Notes had liabilities (excluding intercompany indebtedness and obligations) and assets that totaled less than 3% of our consolidated total liabilities and total assets. Although the indenture limits the incurrence of Indebtedness, the limitation is subject to a number of significant exceptions. See “—Certain Covenants—Limitation on Indebtedness.”

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a)	The Company will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness for Money Borrowed; provided that the Company or any Guarantor may Incur Indebtedness for Money Borrowed if, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, (i) the Fixed Charge Coverage Ratio is not less than 2.00 to 1.00 and (ii) the Leverage Ratio is not greater than 3.00 to 1.00; provided further, that in the case of any Incurrence by the Company or any Subsidiary of Priority Indebtedness, the aggregate amount thereof outstanding at any time shall not exceed an amount equal to 20% of Consolidated Net Worth.

(b)	Notwithstanding the foregoing, the Company and, to the extent provided below, any Subsidiary may Incur the following:

(1)	Indebtedness for Money Borrowed of any Subsidiary owing to the Company or to any other Guarantor;

(2)	Indebtedness for Money Borrowed of the Company pursuant to the Notes (other than additional Notes) and Indebtedness for Money Borrowed of any Guarantor pursuant to a Note Guaranty of the Notes (including additional Notes);

(3)	Indebtedness for Money Borrowed of the Company or any Subsidiary outstanding on the Issue Date; and

(4)	Indebtedness for Money Borrowed constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the above, for purposes of this clause, “refinance”) then outstanding Indebtedness for Money Borrowed in an amount not to exceed the principal amount of the Indebtedness so refinanced, plus premiums, fees and expenses; provided that

(A)	in case the Indebtedness to be refinanced is Subordinated Indebtedness, the new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes,

(B)	the new Indebtedness does not have a Stated Maturity prior to the Stated Maturity of the Indebtedness to be refinanced, and the Average Life of the new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced, and

(C)	in no event may Indebtedness of the Company or any Guarantor be refinanced pursuant to this clause by means of any Indebtedness of any Subsidiary that is not a Guarantor.

Limitation on New Subsidiaries

(a)	The Company will not, and will not permit any Subsidiary to, (x) acquire any capital stock or similar equity interests of any Person, (y) enter into any partnership or joint venture or (z) take any action, which, in the case of any of (x), (y) or (z), would result in the Company having any Subsidiary other than those existing on the Issue Date except that, from time to time, the Company may:

(i)	acquire (whether by purchase, merger or other similar transaction) any Person, but only if:

(A)	immediately after giving effect to such acquisition, such Person shall constitute a Subsidiary;

(B)	immediately after giving effect to such acquisition on a pro forma basis, no Default shall be in existence; and

(C)	subject to paragraph (f) below, promptly (and in any event within 15 days) after the consummation of such acquisition, such Person (if such Person is organized under the laws of the United States of America or any state or political subdivision thereof) shall provide a Note Guaranty.

(ii)	create or form a new corporation, limited liability company or limited partnership (the “New Entity”) and thereupon cause the New Entity to become a Subsidiary, but only if:

(A)	immediately after giving effect to such New Entity becoming a Subsidiary on a pro forma basis, no Default shall be in existence;

(B)	subject to paragraph (b) and paragraph (f) below, promptly (and in any event within 15 days) after its creation or formation, the New Entity (if such New Entity is organized under the laws of the United States of America or any state or political subdivision thereof) shall provide a Note Guaranty;

(C)	except as required by clause (B) above, the New Entity shall not conduct any business prior to becoming a Subsidiary.

(b)	In no event shall any New Entity created or formed pursuant to paragraph (a)(ii) above be required to provide a Note Guaranty as contemplated by clause (B) thereof until the earlier of (i) the date on which the Company makes an investment in such New Entity (other than the incurrence of routine organizational expenses and other than capital contributions totaling less than $250,000), (ii) the date on which such New Entity first conducts business and (iii) the date on which such New Entity first becomes a borrower or a guarantor, or otherwise becomes obligated, under any Principal Credit Facility.

(c)	Except as noted in the next sentence, nothing in this section shall operate to prevent any transaction permitted under “—Consolidation, Merger or Sale of Assets.” Notwithstanding the foregoing, upon the completion of any merger or consolidation with any Person that is not a Subsidiary permitted under “—Consolidation, Merger or Sale of Assets,” the survivor of such merger or consolidation shall be deemed to have made, on the date of the completion of such merger or consolidation, all investments in Non-Wholly-Owned Subsidiaries and South/Latin American Entities then held by the Company or any Subsidiary on such date.

(d)	Notwithstanding the foregoing, nothing in this section shall operate to prevent any investment by the Company or any Subsidiary in any Subsidiary that is a non-Guarantor Subsidiary provided, however, in no event shall the aggregate book value, without duplication, of all investments by the Company or any Subsidiary in non-Guarantors exceed 30% of Consolidated Net Worth, in each case determined as of the date of each such investment.

(e)	If any Person becomes a Subsidiary at any time after the date of the indenture, such Person shall be deemed to have Incurred (including for purposes of paragraph (a) of “—Limitation on Indebtedness”) or made, as the case may be, at the time it becomes a Subsidiary (i) all Guaranties, Indebtedness, loans, advances and investments of such Person which are outstanding at such time and (ii) all Liens then in effect with respect to any of its properties.

(f)	Notwithstanding the foregoing and subject to “—Guarantors,” in no event shall any Subsidiary be required to provide a Note Guaranty so long as such Subsidiary is not obligated as a borrower, guarantor or obligor for any Indebtedness for Money Borrowed of the Company or any other Subsidiary.

Consolidated Net Worth

The Company will not permit Consolidated Net Worth at any time to be less than the sum of (a) $643,900,000 plus (b) 50% of Consolidated Adjusted Net Income (but only if positive) for each fiscal quarter of the Company ending on or after March 31, 2013 plus (c) 100% of Net Equity Proceeds received after March 31, 2013 plus (d) if Enova is a Subsidiary, an amount equal to 50% of the fair market value of all net proceeds received by the Company or any of its Subsidiaries from the sale of capital stock of Enova.

Limitation on Liens

The Company will not and will not permit any Subsidiary to assume, create or suffer to exist any Lien upon any of its properties (whether owned on the Issue Date or thereafter acquired) except Permitted Liens.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any Subsidiary to, enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate other than the Company or another Subsidiary (a “Related Party Transaction”), except in the ordinary course of business and pursuant to the reasonable requirements of the Company’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

Repurchase of Notes upon a Change of Control

Not later than 30 days following a Change of Control, the Company will make an Offer to Purchase all outstanding Notes at a purchase price equal to 101% of the principal amount plus accrued interest to the date of purchase.

An “Offer to Purchase” must be made by written offer, which will specify the principal amount of Notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 30 days or more than 60 days after the date of the offer and a settlement date for purchase (the “purchase date”) not more than five Business Days after the expiration date. The offer must include information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable the holders to make an informed decision with respect to the Offer to Purchase. The offer will also contain instructions and materials necessary to enable holders to tender Notes pursuant to the offer.

A holder may tender all or any portion of its Notes pursuant to an Offer to Purchase, subject to the requirement that any portion of a Note tendered must be in a multiple of $1,000 principal amount. Holders are entitled to withdraw Notes tendered up to the close of business on the expiration date. On the purchase date the purchase price will become due and payable on each Note accepted for purchase pursuant to the Offer to Purchase, and interest on Notes purchased will cease to accrue on and after the purchase date.

The Company will comply with Rule 14e-1 under the Exchange Act and all other applicable laws in making any Offer to Purchase, and the above procedures will be deemed modified as necessary to permit such compliance.

The Existing Bank Loan Agreement prohibits the Company from purchasing Notes in the event of a Change of Control and also provides that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs, the Company could seek the consent of the Existing Bank Loan Agreement lenders to the purchase of Notes or could attempt to refinance the Existing Bank Loan Agreement. If the Company were not able to obtain that consent or to refinance, it would continue to be prohibited from purchasing Notes. In that case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the indenture, which would in turn constitute a default under the Existing Bank Loan Agreement.

Future debt of the Company may also prohibit the Company from purchasing Notes in the event of a Change of Control, provide that a Change of Control is a default or require repurchase upon a Change of Control. Moreover, the exercise by the noteholders of their right to require the Company to purchase the Notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on the Company.

Finally, the Company’s ability to pay cash to the noteholders following the occurrence of a Change of Control may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the Notes. See “Risk Factors—Risks Related to the Notes—We may be unable to repurchase the Notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company. The term “all or substantially all” as used in the definition of “Change of Control” has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. Therefore, if holders of the Notes elected to exercise their rights under the indenture and the Company elected to contest such election, it is not clear how a court interpreting New York law would interpret the phrase.

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holder of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The provisions under the indenture relating to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or amended as described in “—Amendments and Waivers.”

Consolidation, Merger or Sale of Assets

The Company will not, and will not permit any of its Subsidiaries to, dissolve or liquidate or consolidate or merge with, or sell, assign, convey, exchange, lease or otherwise dispose of its properties to, any other Person except that:

(1)	any Person may consolidate with or merge into the Company if (i) the Company shall be the surviving entity or, if the Company is not the surviving entity, the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Company under the indenture, the Notes and the Registration Rights Agreement and (ii) immediately before and after giving effect to such transaction, (A) no Default or Event of Default shall have occurred and be continuing, (B) in the event that the Company is the surviving entity, the Company is solvent, and, in the event that the Company is not the surviving entity, such other Person shall be a solvent corporation organized and validly existing under the laws of any state of the United States of America, (C) the consummation of such transaction did not have, and could not reasonably be expected to have, a Material Adverse Effect and (D) the Company delivers to the Trustee an Officer’s Certificate and an opinion of counsel to the effect that the foregoing condition set forth in clause (i) have been satisfied;

(2)	the Company may and may permit any of its Subsidiaries to sell, assign, convey, exchange, lease or otherwise dispose of its properties (including, without limitation, capital stock, accounts receivable and pawn loans) (each a “Disposition”) to, any Person if:

(i)	such Disposition is in the ordinary course of business;

(ii)	such Disposition constitutes the Enova Disposition and cash equal to 100% of the Net Proceeds Amount with respect to such Disposition is applied to a Debt Prepayment Application in accordance with paragraph (3) below; or

(iii)	such Disposition does not constitute the Enova Disposition and the aggregate book value of the properties disposed of by the Company and its Subsidiaries during the 12 month period then most recently ended (other than pursuant to the Enova Disposition) does not exceed an amount equal to the lesser of (x) 17.5% of Consolidated Total Assets as of the end of the then most recently ended fiscal quarter of the Company or (y) the amount of the asset disposition permission then in effect and set forth in Section 6.5(e) of the Existing Bank Loan Agreement (or the lowest amount set forth in any similar provision if said Section 6.5(e) shall have been amended after March 30, 2011) or the lowest amount set forth in any similar provision in any bank credit facility or bank credit facilities that refinance or replace the Existing Bank Loan Agreement (as in effect from time to time the “Disposition Limit”); provided that the Company and its Subsidiaries may dispose of properties (other than pursuant to the Enova Disposition) notwithstanding this clause (iii) if cash equal to any portion of the Net Proceeds Amount with respect to such Disposition that exceeds the Disposition Limit then in effect (A) is applied to the acquisition of other property of a similar nature of at least equivalent fair market value within 365 days after such Disposition and/or (B) is applied to a Debt Prepayment Application in respect of such Disposition in accordance with paragraph (3) below;

(3)	in the event that any Net Proceeds Amount is required to be applied to a Debt Prepayment Application pursuant to clause (ii) or (iii) of paragraph (2) above, then the Company shall, within ten days of the occurrence of the Disposition giving rise to such Debt Prepayment Application (a “Debt Prepayment Disposition”) in respect of which an offer to purchase Notes (the “Disposition Offer to Purchase”) is being made to comply with the required Debt Prepayment Application in respect of such Debt Prepayment Disposition, give written notice of such Disposition Offer to Purchase to each holder of Notes. The purchase price for the Notes in any Disposition Offer to Purchase will be an aggregate amount for all Notes equal to the Ratable Portion of the Net Proceeds Amount, and of such aggregate amount, the purchase price for each Note will be 100% of the principal amount plus accrued interest to the date of purchase. If the Disposition Offer to Purchase is for less than all of the outstanding Notes and Notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Company will purchase Notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only Notes in multiples of $1,000 principal amount will be purchased. A “Disposition Offer to Purchase” must be made by written offer, which will specify the principal amount of Notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 30 days or more than 60 days after the date of the offer and a settlement date for purchase (the “purchase date”) not more than ten days after the expiration date. The offer will also contain instructions and materials necessary to enable holders to tender Notes pursuant to the offer. A holder may tender all or any portion of its Notes pursuant to a Disposition Offer to Purchase, subject to the requirement that any portion of a Note tendered must be in a multiple of $1,000 principal amount. Holders are entitled to withdraw Notes tendered up to the close of business on the expiration date. On the purchase date the purchase price will become due and payable on each Note accepted for purchase pursuant to the Disposition Offer to Purchase, and interest on Notes purchased will cease to accrue on and after the purchase date. The Company will comply with Rule 14e-1 under the Exchange Act and all other applicable laws in making any Offer to Purchase, and the above procedures will be deemed modified as necessary to permit such compliance;

(4)	(i) any Wholly-Owned Subsidiary may consolidate with or merge into, or sell, assign, convey, exchange, lease or otherwise dispose of its properties to, the Company or any other Wholly-Owned Subsidiary and (ii) any Non-Wholly-Owned Subsidiary may consolidate with or merge into, or sell, assign, convey, exchange, lease or otherwise dispose of its properties to, the Company or any other Subsidiary;

(5)	any Subsidiary may consolidate or merge with any Person solely for the purpose of the Company’s acquisition of such Person; and

(6)	(i) any Wholly-Owned Subsidiary may liquidate or dissolve so long as, after giving effect thereto, all of such Wholly-Owned Subsidiary’s assets are owned by the Company or any other Wholly-Owned Subsidiary after giving effect to such liquidation or dissolution and (ii) any Non-Wholly-Owned Subsidiary may liquidate or dissolve so long as, after giving effect thereto, all of such Subsidiary’s assets (or a pro rata portion thereof equivalent to the ownership interest of the Company or a Subsidiary in such liquidated or dissolved Subsidiary before such liquidation or dissolution) are owned by the Company or any other Subsidiary after giving effect to such liquidation or dissolution.

For purposes of determining the book value of property constituting capital stock or similar equity interests of a Subsidiary of the Company disposed of as provided in paragraph (2) above, such book value shall be deemed to be the aggregate book value of all assets of the Subsidiary that shall have issued such capital stock or similar equity interests.

Line of Business

The Company will not, and will not permit any of its Subsidiaries, to engage in any business other than a Permitted Business.

Insurance

The Company will, and will cause each of its Subsidiaries to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Maintenance of Properties

The Company will, and will cause each of its Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Payment of Taxes and Claims

The Company will, and will cause each of its Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Subsidiary, provided that neither the Company nor any Subsidiary need pay any such tax, assessment, charge, levy or claim if (i) the amount, applicability or validity thereof is contested by the Company or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges, levies and claims in the aggregate could not reasonably be expected to have a Material Adverse Effect.

Corporate Existence

Subject to the covenant described under “—Consolidation, Merger or Sale of Assets,” the Company will at all times preserve and keep in full force and effect its corporate existence. Subject to the covenant described under “—Consolidation, Merger or Sale of Assets,” the Company will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries (unless merged into the Company or a Wholly-Owned Subsidiary) and all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

SEC Reports

Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission and furnish to noteholders and the trustee all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by the Company’s independent auditors.

The Company will be deemed to have furnished such reports to the trustee and the noteholders if it has filed such reports with the Commission using the EDGAR filing system and such reports are publicly available.

Reports to the Trustee

The Company will deliver to the trustee:

(1)	within 120 days after the end of each fiscal year a certificate stating that the Company has fulfilled its obligations under the indenture or, if there has been a Default, specifying the Default and its nature and status; and

(2)	as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a Default, an Officer’s Certificate setting forth the details of the Default, and the action which the Company proposes to take with respect thereto;

Default and Remedies

Events of Default

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(1)	the Company defaults in the payment of the principal of any Note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase or Disposition Offer to Purchase);

(2)	the Company defaults in the payment of interest (including any Additional Interest) on any Note when the same becomes due and payable, and the default continues for a period of 30 days;

(3)	the Company fails to make an Offer to Purchase or Disposition Offer to Purchase and thereafter accept and pay for Notes tendered when and as required pursuant to “—Certain Covenants—Repurchase of Notes upon a Change of Control” or “—Consolidation, Merger or Sale of Assets,” or the Company or any Guarantor fails to comply with “—Consolidation, Merger or Sale of Assets;”

(4)	the Company or any Subsidiary defaults in the performance of or breaches any other covenant or agreement of the Company or such Subsidiary in the indenture or under the Notes and the default or breach continues for a period of 60 consecutive days after written notice to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the Notes;

(5)	there occurs with respect to any Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount of $10.0 million or more in the aggregate for all such Indebtedness of all such Persons (i) an event of default that results in such Indebtedness being due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(6)	one or more final judgments or orders for the payment of money are rendered against the Company or any of its Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $15.0 million (in excess of amounts which the Company’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;

(7)	certain bankruptcy defaults occur with respect to the Company or any Subsidiary; or

(8)	any Note Guaranty ceases to be in full force and effect, other than in accordance the terms of the indenture, or a Guarantor denies or disaffirms its obligations under its Note Guaranty.

Consequences of an Event of Default

If an Event of Default, other than a bankruptcy default with respect to the Company, occurs and is continuing under the indenture, the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable. If a bankruptcy default occurs with respect to the Company, the principal of and accrued interest on the Notes then outstanding will become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

The holders of a majority in principal amount of the outstanding Notes by written notice to the Company and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if

(1)	all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by the declaration of acceleration, have been cured or waived, and

(2)	the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except as otherwise provided in “—Consequences of an Event of Default” or “—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding Notes may, by notice to the trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

The holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes.

A holder may not institute any proceeding, judicial or otherwise, with respect to the indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture or the Notes, unless:

(1)	the holder has previously given to the trustee written notice of a continuing Event of Default;

(2)	holders of at least 25% in aggregate principal amount of outstanding Notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the Indenture;

(3)	holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(4)	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)	during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes have not given the trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary, the right of a holder of a Note to receive payment of principal of or interest on its Note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.

If any Default occurs and is continuing and is known to the trustee, the trustee will send notice of the Default to each holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any Note, the trustee may withhold the notice if and so long as the Board of Directors, the executive committee or a trust committee of directors of the trustee in good faith determine that withholding the notice is in the interest of the holders.

No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders

No director, officer, employee, incorporator, member or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or such Guarantor under the Notes, any Note Guaranty, the indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Amendments and Waivers

Amendments Without Consent of Holders

The Company and the trustee may amend or supplement the indenture or the Notes without notice to or the consent of any noteholder:

(1)	to cure any ambiguity, defect or inconsistency in the indenture or the Notes;

(2)	to comply with “—Consolidation, Merger or Sale of Assets;”

(3)	to comply with any requirements of the Commission in connection with the qualification of the indenture under the Trust Indenture Act;

(4)	to evidence and provide for the acceptance of an appointment by a successor trustee;

(5)	to provide for uncertificated Notes in addition to or in place of certificated Notes, provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code;

(6)	to provide for any Guarantee of the Notes, to secure the Notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the Notes when such release, termination or discharge is permitted by the indenture;

(7)	to provide for or confirm the issuance of additional Notes;

(8)	to make any other change that does not materially and adversely affect the rights of any holder; or

(9)	to conform any provision to this “Description of the Notes.”

Amendments With Consent of Holders.

(a)	Except as otherwise provided in “—Default and Remedies—Consequences of a Default” or paragraph (b) below, the Company and the trustee may amend the indenture and the Notes with the written consent of the holders of a majority in principal amount of the outstanding Notes and the holders of a majority in principal amount of the outstanding Notes may waive future compliance by the Company with any provision of the indenture or the Notes.

(b)	Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not:

(1)	reduce the principal amount of or change the Stated Maturity of any installment of principal of any Note;

(2)	reduce the rate of or change the Stated Maturity of any interest payment on any Note;

(3)	reduce the amount payable upon the redemption of any Note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any Note may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed;

(4)	after the time an Offer to Purchase or Disposition Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any holder of Notes to receive any principal payment or interest payment on such holder’s Notes, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment;

(7)	make any change in the percentage of the principal amount of the Notes required for amendments or waivers;

(8)	modify or change any provision of the indenture affecting the ranking of the Notes or any Note Guaranty in a manner adverse to the holders of the Notes; or

(9)	make any change in any Note Guaranty that would adversely affect the noteholders.

It is not necessary for noteholders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.

Neither the Company nor any of its Subsidiaries or Affiliates may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.

Notes Held by the Company

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under the Notes, or have directed the taking of any action provided in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

Defeasance and Discharge

The Company may discharge its obligations under the Notes and the indenture by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the Notes to maturity or redemption within sixty days, subject to meeting certain other conditions.

The Company may also elect to

(1)	discharge most of its obligations in respect of the Notes and the indenture, not including obligations related to the defeasance trust or to the replacement of Notes or its obligations to the trustee (“legal defeasance”) or

(2)	discharge its obligations under most of the covenants (and the events listed in clauses (4), (5), (6), (7), (8), (9) and (11) under “—Default and Remedies—Events of Default” will no longer constitute Events of Default) (“covenant defeasance”)

by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the Notes to maturity or redemption and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.

In the case of either discharge or defeasance, the Guaranties of the Notes, if any, will terminate.

Concerning the Trustee

Wells Fargo Bank, National Association, is the trustee under the indenture. Wells Fargo Bank, National Association, is also a lender and the administrative agent under our Existing Bank Loan Agreement and other relationships.

Except during the continuance of an Event of Default, the trustee need perform only those duties that are specifically set forth in the indenture and no others, and no implied covenants or obligations will be read into the indenture against the trustee. In case an Event of Default has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the indenture will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.

The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the Notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the Company and its Affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

Form, Denomination and Registration of Notes

Except as set forth below, the Notes will be issued in registered, global form, without interest coupons, in denominations of $2,000 and higher integral multiples of $1,000.

No service charge will be imposed in connection with any transfer or exchange of any Note, but the Company may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Notes

Global notes will be deposited with a custodian for DTC, and registered in the name of a nominee of DTC. Beneficial interests in the global notes will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global note, DTC or such nominee will be considered the sole owner or holder of the Notes represented by such global note for all purposes under the indenture and the Notes. No owner of a beneficial interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

The Company will apply to DTC for acceptance of the global notes in its book-entry settlement system. Investors may hold their beneficial interests in the global notes directly through DTC if they are participants in DTC, or indirectly through organizations which are participants in DTC.

Payments of principal and interest under each global note will be made to DTC’s nominee as the registered owner of such global note. The Company expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global note as shown on the records of DTC. The Company also expects that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of the Company, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global note or for maintaining or reviewing any records relating to such beneficial interests.

Certificated Notes

If DTC notifies the Company that it is unwilling or unable to continue as depositary for a global note and a successor depositary is not appointed by the Company within 90 days of such notice, or an Event of Default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global note for one or more certificated notes registered in the name of the owner of such beneficial interest, as identified by DTC. Upon the written request of a member or participant in DTC, for itself or on behalf of a holder of a beneficial interest in a global note, the trustee will exchange such beneficial interest in that global note for one or more certificated notes requested in the name of the owner of such beneficial interest.

Same Day Settlement and Payment

The indenture will require that payments in respect of the Notes represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by holders of the global notes. With respect to Notes in certificated form, the Company will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

The Notes represented by the global notes are expected to be eligible to trade in accordance with DTC’s procedures, and will be settled in same-day funds, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Governing Law

The indenture, including any Guaranties of the Notes, and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Affiliate” means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and, with respect to the Company, shall include any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Subsidiary or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Average Life” means, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness and (y) the amount of such principal payment by (ii) the sum of all such principal payments.

‘‘Board of Directors’’ means:

(1)	with respect to the Company, its Board of Directors; and

(2)	with respect to any other Person, (i) if the Person is a corporation, the Board of Directors of the corporation, (ii) if the Person is a partnership, the Board of Directors of the general partner of the partnership, (iii) if the Person is a limited liability company, the managing member or members or any controlling committee of managing members thereof and (iv) if the Person is neither a corporation, partnership or limited liability company, the board or committee of such Person serving a similar function, or, in any case, other than for purposes of the definition of the ‘‘Change of Control,’’ any duly authorized committee of such body.

‘‘Board Resolution’’ means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

‘‘Capital Stock’’ means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Change of Control” means the occurrence of any of the following events:

(1)	an event or series of events by which any ‘‘person’’ or ‘‘group’’ (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the ‘‘beneficial owner’’ (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company on a fully-diluted basis;

(2)	during any period of 12 consecutive months, a majority of the members of the Board of Directors of the Company cease to be composed of individuals (i) who were members of the Board of Directors on the first day of such period, (ii) whose election or nomination to the Board of Directors was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of the Board of Directors or (iii) whose election or nomination to the Board of Directors was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of the Board of Directors;

(3)	the sale, conveyance, transfer or other disposition of all or substantially all of the assets (whether directly or through one or more Restricted Subsidiaries) of the Company (determined on a consolidated basis for the Company and its Restricted Subsidiaries); or

(4)	the adoption of a plan relating to the liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Commission” means the Securities and Exchange Commission.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date and Notes to be redeemed, (A) the average of the Reference Treasury Dealer Quotations for such redemption date and Notes, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

“Consolidated Adjusted Net Income” means, with respect to any period, consolidated net income (after income taxes) of the Company and the Consolidated Subsidiaries for such period, determined in accordance with GAAP (excluding, (i) any gain or loss in excess of $1,000,000 (before income taxes) arising from the sale of capital assets during such period and (ii) any other items during such period which would be considered extraordinary items, in accordance with GAAP).

“Consolidated EBIT” means, in respect of any period, Consolidated Adjusted Net Income for such period plus, to the extent deducted in calculating such Consolidated Adjusted Net Income, interest, income taxes and any non-cash gains or losses attributable to market fluctuations in the value of derivative contracts provided that, with respect to any period during which a Person shall have become, or ceased to be, a Subsidiary, or during which the Company or any Subsidiary shall have acquired or disposed of an On-Going Business, the calculation of Consolidated EBIT shall (a) include the EBIT (as defined below) for such period of each Person who shall have become a Subsidiary, and of each On-Going Business acquired by the Company or any Subsidiary, during such period as if such Person had been a Subsidiary or such On-Going Business had been owned by the Company or a Subsidiary for the entire period, and (b) exclude the EBIT for such period of each Person who shall have ceased to be a Subsidiary, and of each On-Going Business disposed of by the Company or any Subsidiary, during such period as if such Person had not been a Subsidiary at any time during the entire period or such On-Going Business had not been owned or operated by the Company or any Subsidiary at any time during such period. As used in this definition, “EBIT” with respect to any Person or On-Going Business for any period shall mean, the net income (after income taxes) of such Person or On-Going Business for such period, determined in accordance with GAAP plus, to the extent deducted in calculating such net income, interest, income taxes and any non-cash gains or losses attributable to market fluctuations in the value of derivative contracts.

“Consolidated EBITDA” means, in respect of any period, Consolidated Adjusted Net Income for such period plus, to the extent deducted in calculating such Consolidated Adjusted Net Income, interest, income taxes, depreciation, amortization and any non-cash gains or losses attributable to market fluctuations in the value of derivative contracts provided that, with respect to any period during which a Person shall have become, or ceased to be, a Subsidiary, or during which the Company or any Subsidiary shall have acquired or disposed of an On-Going Business, the calculation of Consolidated EBITDA shall (a) include the EBITDA (as defined below) for such period of each Person who shall have become a Subsidiary, and of each On-Going Business acquired by the Company or any Subsidiary, during such period as if such Person had been a Subsidiary or such On-Going Business had been owned by the Company or a Subsidiary for the entire period, and (b) exclude the EBITDA for such period of each Person who shall have ceased to be a Subsidiary, and of each On-Going Business disposed of by the Company or any Subsidiary, during such period as if such Person had not been a Subsidiary at any time during the entire period or such On-Going Business had not been owned or operated by the Company or any Subsidiary at any time during such period. As used in this definition, “EBITDA” with respect to any

Person or On-Going Business for any period shall mean, the net income (after income taxes) of such Person or On-Going Business for such period, determined in accordance with GAAP plus, to the extent deducted in calculating such net income, interest, income taxes, depreciation, amortization and any non-cash gains or losses attributable to market fluctuations in the value of derivative contracts.

“Consolidated Indebtedness for Money Borrowed” means, at any date, the Indebtedness for Money Borrowed of the Company and the Consolidated Subsidiaries consolidated as of such date in accordance with GAAP.

“Consolidated Net Worth” means, as of any date, the total shareholders’ equity that would appear on a consolidated balance sheet of the Company and the Consolidated Subsidiaries prepared as of such date in accordance with GAAP.

“Consolidated Subsidiary” means, at any date, any Subsidiary the accounts of which would, in accordance with GAAP, be consolidated with those of the Company in its consolidated financial statements as of such date.

“Consolidated Total Assets” means the total assets of the Company and its Consolidated Subsidiaries determined in accordance with GAAP after eliminating all offsetting debits and credits between the Company and its Subsidiaries and between Subsidiaries of the Company and all other items required to be eliminated in accordance with GAAP.

“Consumer Obligations” means any Guaranty by the Company or any of its Subsidiaries entered into in the ordinary course of the Permitted Business pursuant to which the Company or such Subsidiary guaranties financial commitments or obligations of its customers in the ordinary course of its business.

“Debt Prepayment Application” means, with respect to any Disposition (including, without limitation, the Enova Disposition), the application by the Company of cash in an amount equal to the Net Proceeds Amount with respect to such Disposition to pay Senior Indebtedness (other than Senior Indebtedness owing to the Company or any Affiliate) including, without limitation, Senior Indebtedness in respect of any revolving credit or similar credit facility providing the Company with the right to obtain loans or other extensions of credit from time to time.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Domestic Subsidiary” means any Subsidiary formed under the laws of, or 50% or more of the assets of which are located in, the United States of America or any jurisdiction thereof.

“Enova” means Enova International, Inc., a Delaware corporation, so long as (a) it is a Non-Wholly-Owned Subsidiary and (b) not less than 80% of its equity interests and voting interests are owned by the Company or the Company’s Wholly-Owned Subsidiaries.

“Enova Disposition” means the sale by the Company in an initial public offering of all or a portion of the outstanding shares of capital stock of Enova International, Inc. and the issuance and sale by Enova International, Inc. of shares of its capital stock registered under the Securities Act, with the effect that Enova International, Inc. and its Subsidiaries shall not be Subsidiaries of the Company following such initial public offering.

“Enova Entities” means Enova and each of its Wholly-Owned Subsidiaries.

“Exchange Act” means the Securities Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Existing Bank Loan Agreement” means that certain Credit Agreement dated as of March 30, 2011, among the Company, certain Subsidiaries of the Company party thereto as guarantors, the financial institutions party thereto as lenders, and Wells Fargo Bank, National Association, as administrative agent, as amended by that certain First Amendment to Credit Agreement dated as of November 29, 2011 and that certain Second Amendment to Credit Agreement dated as of November 29, 2011, as so amended and as may be further amended and in effect from time to time.

“Fixed Charge Coverage Ratio” means, on any date (the “transaction date”), the ratio of

(x)	the sum of Consolidated EBIT for the period of four fiscal quarters of the Company then most recently ended for which financial statements are available (the “reference period”) plus the aggregate amount of all rental expense deducted in the calculation of such Consolidated EBIT to

(y)	the aggregate amount of all rental expense and interest expense deducted in the calculation of Consolidated Adjusted Net Income for such reference period (“Fixed Charges”).

In making the foregoing calculation,

(1)	pro forma effect will be given to any Indebtedness, Incurred during or after the reference period to the extent the Indebtedness is outstanding or is to be Incurred on the transaction date as if the Indebtedness, had been Incurred on the first day of the reference period;

(2)	pro forma calculations of interest on Indebtedness bearing a floating interest rate will be made as if the rate in effect on the transaction date had been the applicable rate for the entire reference period; and

(3)	Fixed Charges related to any Indebtedness, no longer outstanding or to be repaid or redeemed on the transaction date, except for interest expense accrued during the reference period under a revolving credit to the extent of the commitment thereunder (or under any successor revolving credit) in effect on the transaction date, will be excluded.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America.

“Governmental Authority” means (a) the government of (i) the United States of America or any State or other political subdivision thereof, or (ii) any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guarantor” means (i) Creazione Estilo, S.A. de C.V., a sociedad anónima de capital variable, (ii) each Domestic Subsidiary of the Company in existence on the Issue Date, and (iii) each Domestic Subsidiary or any other Subsidiary that executes a supplemental indenture in the form of Exhibit B to the indenture providing for the guaranty of the payment of the Notes, or any successor obligor under its Note Guaranty pursuant to “Limitation on New Subsidiaries,”, in each case unless and until such Guarantor is released from its Note Guaranty pursuant to the indenture.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(1)	to purchase such indebtedness or obligation or any property constituting security therefor;

(2)	to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(3)	to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(4)	otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof;

provided, however, that “Guaranty” shall not include the endorsement by any Person, in the ordinary course of business, of negotiable instruments or documents for deposit or collection.

The amount of any Guaranty shall be deemed to be an amount equal to the stated or determinable amount of the obligation in respect of which such Guaranty is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming the Person giving such Guaranty is required to perform in respect thereof) as determined by such Person in good faith.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Incur” means, with respect to any Indebtedness for Borrowed Money, to incur, create, issue, assume or Guaranty such Indebtedness for Borrowed Money. If any Person becomes a Subsidiary on any date after the date of the indenture, the Indebtedness for Borrowed Money of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of “Limitation on Indebtedness.” The accretion of original issue discount or payment of interest in kind will not be considered an Incurrence of Indebtedness for Money Borrowed.

“Indebtedness” with respect to any Person means, at any time, without duplication,

(1)	its liabilities for borrowed money and its redemption obligations in respect of mandatorily redeemable Preferred Stock;

(2)	its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(3)(i)	all liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases and (ii) all liabilities which would appear on its balance sheet in accordance with GAAP in respect of Synthetic Leases assuming such Synthetic Leases were accounted for as Capital Leases;

(4)	all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(5)	all its liabilities in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money);

(6)	the aggregate Swap Termination Value of all Swap Contracts of such Person; and

(7)	any Guaranty of such Person with respect to liabilities of a type described in any of clauses (1) through (6) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (1) through (7) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

“Indebtedness for Money Borrowed” means, with respect to any Person and without duplication:

(1)	the principal amount of all indebtedness of such Person, current or funded, secured or unsecured, incurred in connection with borrowings (including the sale of debt securities);

(2)	all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to any property acquired by such Person;

(3)	all indebtedness of such Person issued, incurred or assumed in respect of the purchase price of property or services except for accounts payable incurred in the ordinary course of business;

(4)	all obligations of such Person evidenced by a Note, bond, debenture or similar instrument;

(5)	the present value (determined in accordance with GAAP) of all obligations of such Person under leases which shall have been or should be recorded as Capital Leases in accordance with GAAP or under any Synthetic Lease of such Person other than obligations to make rental payments under real property leases which as of the Issue Date would not constitute Capital Leases;

(6)	all Guaranties (other than Consumer Obligations) of such Person in respect of indebtedness of any other Person of any of the types described in the preceding clauses (1) through (5), provided that, when calculating the amount of any Person’s Indebtedness for Money Borrowed, no Guaranty (but not a Consumer Obligation) of such Person of the type described in this clause (6) shall be included in such calculation unless, and then only to the extent that, the indebtedness relating to such Guaranty, when aggregated with the total indebtedness relating to all other outstanding Guaranties (other than Consumer Obligations) of the Company and Guarantors of the type described in this clause (6), exceeds $1,000,000 (or its equivalent in other currencies);

(7)	the amount of all sinking fund payments or other mandatory redemption or payments on any class of capital stock of such Person;

(8)	the maximum stated amount from time to time available for drawing under any letters of credit issued at the request of such Person;

(9)	the amount of any unreimbursed drawings under letters of credit issued at the request of such Person;

(10)	the amount of obligations of such Person outstanding under a receivables purchase facility on any date of determination that would be characterized as principal payment obligations of such Person if such facility were structured under GAAP as a secured lending transaction other than a purchase; and

(11)	accrued obligations of such Person in respect of earnout or similar payments which (i) are due and payable or (ii) constitute “Indebtedness” under the Existing Bank Loan Agreement (as in effect on the Issue Date).

For all purposes hereof, the Indebtedness for Money Borrowed of any Person shall include the Indebtedness for Money Borrowed of any partnership or joint venture in which such Person is a general partner or a joint venturer, unless such Indebtedness for Money Borrowed is non-recourse to such Person.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company to act as the “Independent Investment Banker.”

“Issue Date” means the date on which the Notes are originally issued under the indenture.

“Leverage Ratio” means, on any date (the “transaction date”), the ratio of

(x)	Consolidated Indebtedness for Money Borrowed minus the aggregate amount of cash and cash equivalents as would appear on a consolidated balance sheet of the Company and the Consolidated Subsidiaries to

(y)	Consolidated EBITDA for the period of four fiscal quarters of the Company then most recently ended for which financial statements are available.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company or any Guarantor to perform its obligations under the indenture, the Notes or any supplemental indenture or Registration Rights Agreement with respect to the Notes, or (c) the validity or enforceability of the indenture, the Notes or any supplemental indenture or Registration Rights Agreement with respect to the Notes.

“Net Equity Proceeds” means the proceeds, after payment of all underwriters fees and other expenses, received by the Company in consideration of its sale of its equity securities, provided that the gross amount of such proceeds shall be deemed to be the amount of cash received or the fair value of any property received or obligations satisfied in connection with such sale.

“Net Proceeds Amount” means with respect to any sale, assignment, conveyance, exchange, lease or other disposition (“Transfer”) of any property by any Person, an amount equal to the difference of:

(1)	the aggregate amount of the consideration (valued at the fair market value of such consideration at the time of the consummation of such Transfer) received by such Person in respect of such Transfer, minus

(2)	all ordinary and reasonable out-of-pocket costs and expenses, and taxes in respect of, such Transfer actually incurred by such Person, minus

(3)	all amounts applied to Indebtedness secured by such property which is repaid contemporaneously and in connection with such Transfer;

provided that, with respect to the Enova Disposition, for purposes of clause (1) above, the aggregate amount of consideration received by the Company as a result of the Enova Disposition shall include (x) the aggregate amount of consideration received by the Company from its sale of outstanding shares of capital stock of Enova to the public in the Enova Disposition and (y) the aggregate amount of consideration received by the Company from Enova in connection with the issuance and sale by Enova of shares of its capital stock to the public in the Enova Disposition and which constitute repayment of intercompany indebtedness owed by Enova to the Company.

“Non-Domestic Subsidiary” means a Subsidiary which is incorporated in and conducts a significant portion of its business activities in, any one or more jurisdictions outside of the United States.

“Non-Wholly-Owned Subsidiary” means any Subsidiary that is not a Wholly-Owned Subsidiary.

“Note Guaranty” means the guaranty of the Notes by a Guarantor pursuant to the indenture.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“On-Going Business” means a distinct operating business, whether operated as a division of a larger business operation or operated independently, which regardless of the form of legal entity, owns or operates the assets and has the liabilities, of such business.

“Permitted Business” means (a) the pawnshop business, (b) the business of cashing checks and conducting related cash dispensing transactions, (c) the business of offering consumer loans and other related financial services, and (d) activities related to the foregoing.

“Permitted Liens” means

(1)	Liens existing on the Issue Date;

(2)	Liens securing the Notes or any Guaranties of the Notes;

(3)	bonds, pledges or deposits made to secure payment of worker’s compensation (or to participate in any fund in connection with worker’s compensation), unemployment insurance, pensions or social security programs;

(4)	Liens imposed by mandatory provisions of law such as for materialmen’s, mechanics’, warehousemen’s and other like Liens arising in the ordinary course of business, securing indebtedness whose payment is not yet due, and landlords’ liens, whether arising through contract or by operation of law, but only if the same are not yet due and payable or if the same are being contested in good faith and the payment of which is not at the time required;

(5)	Liens for taxes, assessments and governmental charges or levies imposed upon a Person or upon such Person’s income or profits or property, but only if the same are not yet due and payable or if the same are being contested in good faith and the payment of which is not at the time required;

(6)	good faith deposits in connection with tenders, leases, real estate bids or contracts (other than contracts involving the borrowing of money), bonds, pledges or deposits to secure insurance policies or to secure public or statutory obligations, deposits to secure (or in lieu of) surety, stay, appeal or customs bonds and deposits to secure the payment of taxes, assessments, customs duties or other similar charges;

(7)	encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, provided that such do not materially impair the use of such property for the uses intended, and none of which is violated by existing or proposed structures or land use;

(8)	Liens on property of any Consolidated Subsidiary securing obligations of such Consolidated Subsidiary owing to the Company or to any Wholly-Owned Subsidiary;

(9)	Liens created to secure purchase money indebtedness incurred to finance the purchase price of property acquired in the ordinary course of business, but only if each such Lien shall secure only the purchase money indebtedness incurred to purchase the property so acquired and shall be confined solely to such property; provided, however, that, with respect to any single property, the amount of all obligations at any time secured by Liens referred to in this clause (9) does not exceed the lesser of the total purchase price of such property and the fair market value of such property at the time of such acquisition;

(10)	Liens on Temporary Cash Investments, but only if (A) such Liens secure short-term indebtedness owed by the Company or a Consolidated Subsidiary to the broker or investment banking firm which is holding such Temporary Cash Investments for the account of the Company or a Consolidated Subsidiary and (B) such indebtedness is to be repaid, in the ordinary course of business, by the collection or liquidation of such Temporary Cash Investments at the maturity of such Temporary Cash Investments;

(11)	Liens securing obligations assumed in connection with the merger with or acquisition of another entity by the Company or any Subsidiary, provided that such Liens were not created in anticipation of such merger or acquisition;

(12)	Liens arising by operation of law (and not by contract) in connection with judgments being appealed to the extent such judgment or judgments would not otherwise result in an Event of Default described in clause (9) under “—Defaults and Remedies—Events of Default;”

(13)	Liens securing other Indebtedness for Money Borrowed not described in clauses (1) through (12), inclusive, above; provided that the sum, without duplication, of (i) Indebtedness for Money Borrowed that is secured by Liens permitted pursuant to this clause (13) plus (ii) the aggregate liquidation value of all Preferred Stock of Subsidiaries held by Persons other than the Company or a Guarantor does not at any time exceed an amount equal to 20% of Consolidated Net Worth; provided further that, the Company will not, and will not permit any Subsidiary to, grant any Liens securing Indebtedness outstanding under or pursuant to any Principal Credit Facility pursuant to this clause (13) unless and until the Notes (and any Note Guaranty delivered in connection therewith) shall be concurrently secured equally and ratably with such Indebtedness; and

(14)	limitations imposed by state or federal securities laws restricting the ability of the Company or any Subsidiary to transfer Securities now or hereafter owned by it.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Preferred Stock” means any class of capital stock of a Person that is preferred over any other class of capital stock (or similar equity interests) of such Person as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such Person.

“Priority Indebtedness” means (i) Indebtedness for Money Borrowed secured by a Lien and (ii) Indebtedness for Money Borrowed Incurred by a Subsidiary other than a Guarantor.

“Principal Credit Facility” means (a) that certain Credit Agreement dated as of March 30, 2011, among the Company, certain Subsidiaries of the Company party thereto as guarantors, the banks party thereto as lenders, and Wells Fargo Bank, National Association, as administrative agent, as amended by that certain First Amendment to Credit Agreement dated as of November 29, 2011 and that certain Second Amendment to Credit Agreement dated as of November 29, 2011 (as the same may be further amended, refinanced or replaced from time to time), (b) that certain Note Purchase Agreement, dated as of December 19, 2006, among the Company and the Purchasers listed in Schedule A thereto, as amended by that certain Amendment No. 1 to Note Purchase Agreement dated as of December 11, 2008 (as the same may be further amended, refinanced or replaced from time to time), (c) that certain Note Purchase Agreement, dated as of January 28, 2010, among the Company and the Purchasers listed in Schedule A thereto (as the same may be amended, refinanced or replaced from time to time), and (d) that certain Note Purchase Agreement dated as of August 28, 2012, among the Company and the Persons listed on Schedule A attached thereto. For the avoidance of doubt, more than one Principal Credit Facility may exist at the same time.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Ratable Portion” means, in respect to any Note or any Net Proceeds of any Debt Repayment Disposition, an amount equal to the product of (a) the Net Proceeds Amount attributable to such Debt Payment Disposition multiplied by (b) a fraction, the numerator of which is the outstanding principal amount of such Note and the denominator is the aggregate principal amount of all Senior Indebtedness (including, without limitation, the Indebtedness represented by the Notes).

“Reference Treasury Dealer” means (A) each of Jefferies LLC (or its affiliates that are Primary Treasury Dealers), a Primary Treasury Dealer (as defined below) selected by JMP Securities LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), the Company will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the Company.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date and Notes to be redeemed, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for such Notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.

“Required Holders” means, at any time, the holders of at least a majority in principal amount of the Notes (without regard to series) at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Responsible Officer” means the chief executive officer of the Company, any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the indenture.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Senior Financial Officer” means the chief financial officer, senior vice president-finance, principal accounting officer, treasurer or comptroller of the Company.

“Senior Indebtedness” means any Indebtedness of the Company other than Indebtedness that is in any manner subordinated in right of payment or security in any respect to Indebtedness evidenced by the Notes.

“South/Latin America” means (i) all countries located both in the northern and western hemispheres of the world that are south of the United States of America, and (ii) all countries located in South America.

“South/Latin American Entity” means any Person (i) which is organized under the laws of a jurisdiction in South/Latin America or any state thereof, if any, and (ii) of which a majority of the revenues, earnings or other total assets (determined on a consolidated basis with its subsidiaries) are located or derived from operations in South/Latin America.

“Stated Maturity” means (i) with respect to any Indebtedness, the date specified as the fixed date on which the final installment of principal of such Indebtedness is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Indebtedness, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

“Subordinated Indebtedness” means any Indebtedness of the Company or any Subsidiary which is subordinated in right of payment to the Notes or the Note Guaranty, as applicable, pursuant to a written agreement to that effect.

“Subsidiary” means, as to any Person, any other Person in which (a) such first Person or one or more of its Subsidiaries or (b) such first Person and one or more of its Subsidiaries, owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership, joint venture or limited liability company if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership, joint venture or limited liability company can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries).

“Swap Contract” means (a) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including, but without limitation, any options to enter into any of the foregoing), and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. or any International Foreign Exchange Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amounts(s) determined as the mark-to-market values(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

“Synthetic Lease” means, at any time, any lease (including leases that may be terminated by the lessee at any time) of any property (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for U.S. federal income tax purposes, other than any such lease under which such Person is the lessor.

“Temporary Cash Investment” means any of the following investments: (a) investments in open market commercial paper maturing within 180 days after acquisition thereof and rated at least A-1 (or the equivalent thereof) by Standard & Poor’s Ratings Group (or any successor thereto which is a nationally recognized rating agency) or at least P-1 (or the equivalent thereof) by Moody’s Investors Service, Inc. (or any successor thereto which is a nationally recognized rating agency), (b) investments in marketable obligations, maturing within 180 days after acquisition thereof, issued or unconditionally guaranteed by the United States of America or an instrumentality or agency thereof and entitled to the full faith and credit of the United States of America, (c) investments in money market funds that invest solely in the types of investments permitted under clauses (a) and (b) above, (d) investments in repurchase agreements of any financial institution or brokerage firm acceptable to the Required Holders which are fully secured by securities described in clause (b) above, (e) certificates of deposit and time deposits (including Eurodollar deposits), maturing within 180 days from the date of deposit thereof, with a domestic office of (i) any national or state bank or trust company organized under the laws of the United States of America or any state therein and having capital, surplus and undivided profits of at least $100,000,000 or (ii) any other national or state bank so long as all such deposits are federally insured and (f) in the case of any Non-Domestic Subsidiary, certificates of deposit and other instruments substantially equivalent to a certificate of deposit maturing within 180 days from the date of acquisition and issued by a bank or trust company organized and located in the jurisdiction where such Non-Domestic Subsidiary maintains its headquarters having capital, surplus and undivided profits of at least $100,000,000 (or its equivalent in other currencies).

“Treasury Rate” means, with respect to any redemption date for any series of Notes, the rate per annum, determined by the Reference Treasury Dealer, equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

“U.S. Government Obligations” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof.

‘‘Voting Stock’’ means, with respect to any specified Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of members of the Board of Directors of such Person.

“Wholly-Owned Subsidiary” means, at any time, any Consolidated Subsidiary one hundred percent of all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly-Owned Subsidiaries at such time.

DESCRIPTION OF THE OLD NOTES

The terms of the old notes are identical in all material respects to those of the Notes, except that: (1) the old notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain rights under the Registration Rights Agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances); and (2) the Notes will not provide for any additional interest as a result of our failure to fulfill certain registration obligations. The Notes are not, and upon consummation of the exchange offer with respect to the old notes will not be, entitled to any such special interest. Accordingly, holders of old notes should review the information set forth under “Risk Factors” and “Description of the Notes.”

Registration Rights and Additional Interest

        Pursuant to the Registration Rights Agreement entered into with the initial purchasers of the old notes, we and the guarantors agreed, for the benefit of holders of the old notes, to use our commercially reasonable efforts, at our cost, to file and cause to become effective a registration statement with respect to a registered offer to exchange the old notes for an issue of Notes with terms substantially identical to the old notes (except that the Notes will not be subject to transfer restrictions). Following the exchange offer registration statement being declared effective, we will offer the Notes in return for surrender of the old notes. The offer will remain open for not less than 20 days after the date notice of the exchange offer is sent to holders. For each old note surrendered to us under the exchange offer, the holder will receive a Note of equal principal amount. Interest on each Note will accrue from the last interest payment date on which interest was paid on the notes so surrendered (or if the Note is authenticated between a record date and interest payment date, from such interest payment date) or, if no interest has been paid on the old notes, from the Issue Date.

If applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer we will, at our cost, use our commercially reasonable efforts to cause to become effective a shelf registration statement with respect to resales of the old notes and to keep the registration statement effective until the date when all notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. We will, in the event of a shelf registration, provide copies of the prospectus to each holder, notify each holder when the shelf registration statement for the old notes has become effective and take certain other actions as are required to permit resales of the old notes. A holder that sells its notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to a selling holder, including certain indemnification obligations.

If by the date that is 180 days after the Issue Date, we have not caused a registration statement with respect to an exchange offer for the old notes or a shelf registration statement with respect to the resale of the notes to be filed with the SEC, the interest rate on the notes will increase by a rate of 0.25% per annum from the filing date until the 270th day following the Issue Date. Additionally, if by the date that is 270 days after the Issue Date (the “effectiveness deadline”), we have not caused a registration statement with respect to an exchange offer for the old notes or a shelf registration statement with respect to resales of the old notes to be declared effective, the interest rate on the old notes will increase by a rate of 0.25% per annum from the effectiveness deadline until the effectiveness of an exchange offer registration statement or a shelf registration statement. Further, if we have not consummated a registered exchange offer on or prior to the earlier to occur of thirty business days after the effectiveness of an exchange offer registration statement, the interest rate on the notes will increase by a per annum rate of 0.25% until the consummation of a registered exchange offer. The interest rate will not increase by more than 1.00% per annum notwithstanding our failure to meet more than one of these requirements. However, (i) upon filing of the registration statement with the SEC with respect to an exchange offer for the notes or a shelf registration statement with respect to the resale of the notes, (ii) upon the effectiveness of any such registration statement, or (iii) upon consummation of the exchange offer for the notes, as the case may be, such additional interest shall cease to accrue.

If we effect the exchange offer, we will be entitled to close the exchange offer 30 business days after the commencement thereof if we have accepted all old notes validly surrendered in accordance with the terms of the exchange offer. Old notes not tendered in the exchange offer will bear interest at the rate set forth on the cover page of this prospectus and be subject to all of the terms and conditions specified in the indenture.

This is a summary of the material provisions of the Registration Rights Agreement. Because this is a summary, it may not contain all the information that is important to you. You should read the Registration Rights Agreement in its entirety. Copies of the proposed form of Registration Rights Agreement are available as described under “Where You Can Find More Information.”

DESCRIPTION OF CREDIT AGREEMENT AND OTHER INDEBTEDNESS

On March 30, 2011, we and our direct and indirect domestic subsidiaries as guarantors entered into a Credit Agreement with a syndicate of financial institutions as lenders, Wells Fargo Bank, National Association as Administrative Agent (the “Agent” or “Wells Fargo”), and KeyBank, National Association as Documentation Agent, which we refer to as our Credit Agreement. The Credit Agreement was amended on each of November 29, 2011 and May 10, 2013. The Credit Agreement, as amended, provides for revolving credit facilities totaling $280 million permitting revolving credit loans, including a multi-currency subfacility, subject to the terms and conditions of the Credit Agreement and also subject to an accordion feature whereby the revolving line of credit may be increased up to an additional $100.0 million with the consent of any increasing lenders. The Credit Agreement also includes a variable rate term loan in the original principal amount of $50 million, or the Variable Rate Notes, that is payable in equal quarterly principal installments of $2.1 million beginning March 31, 2012, with any outstanding principal remaining due at maturity on March 31, 2018. Revolving credit loans and the term loan under Credit Agreement are our senior unsecured obligations and mature on March 31, 2018.

Borrowings under the Credit Agreement bear interest annually at a rate of interest equal to either (i) the London Interbank Offered Rate, or LIBOR, (for one, two, three or six month periods, as selected by us for the first interest rate period, and for subsequent interest rate periods, one week or two weeks or one, two, three or six month periods, as selected by us) plus a margin varying from 2.00% to 3.25% or (ii) the Base Rate (as described below), provided, in the case of borrowing made in Mexican Pesos, the interest rate is determined differently from other multi-currency borrowings under the Credit Agreement and is based on market rates for Mexican Peso deposits plus an applicable specified margin. Base Rate is defined as (i) the greater of (a) the Agent’s prime rate, (b) the federal funds effective rate plus 0.5% or (c) one month LIBOR plus 1% plus (ii) a margin specified in the Credit Agreement that fluctuates depending upon our leverage ratio. The weighted average interest rate (including margin) on the revolving credit loans under the Credit Agreement was 2.77% and 3.06% as of September 30, 2012 and December 31, 2012, respectively. As of September 30, 2013, we had $120.2 million of indebtedness outstanding on revolving credit lines under our Credit Agreement. As of September 30, 2013, borrowings under our Credit Agreement consisted of three pricing tranches with maturity dates ranging from one to 31 days. We routinely refinance revolving credit borrowings pursuant to the terms of Credit Agreement; therefore, these borrowings are reported as part of the applicable line of credit and as long-term debt. Interest on the Variable Rate Notes is charged, at our option, at either LIBOR (as defined above) plus a margin of 3.50% or at the Agent’s base rate plus a margin of 2.00%. The weighted average interest rate (including margin) on the Variable Rate Notes was 3.69% as of September 30, 2013, and was 3.75% as of September 30, 2012 and December 31, 2012. As of September 30, 2013, we had $35.4 million outstanding under our Variable Rate Notes.

The Credit Agreement also includes quarterly commitment fees equal to the applicable margin set forth in the Credit Agreement on the unused amount of the revolving credit commitments. The Credit Agreement provides that the proceeds of the borrowings under the Credit Agreement shall be used to refinance indebtedness under our prior credit agreements, for working capital, permitted acquisitions and for other corporate purposes not in contravention of any law or the Credit Agreement.

Guarantees. The Credit Agreement is guaranteed, on a joint and several basis, by each of our direct and indirect domestic subsidiaries. The guarantees related to the Credit Agreement remain in effect until such time that the terms of the Credit Agreement are satisfied and subsequently terminated. Amounts potentially due under these guarantees are equal to the amounts due and payable under the Credit Agreement at any given time. No amounts have been recorded for these guarantees. The guarantees are not subject to recourse to third parties.

Certain Covenants in Agreements. The Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limitations or prohibitions on our ability to incur certain indebtedness and liens, make certain investments, enter into certain mergers and similar corporate transactions, dispose of certain assets, and make certain distributions. The Credit Agreement contains a maximum leverage ratio, as defined therein, of 3.00 to 1.00 and a minimum fixed charge coverage ratio, as defined therein, of 1.75 to 1.00. The Credit Agreement also contains a minimum net worth covenant, where our net worth, as defined therein, must be no less than the sum of (i) $563 million, plus (ii) 50% of net income earned after September 30, 2010, plus (iii) 100% of the net proceeds received by us and our subsidiaries from the issuance and sale of our or any of our subsidiaries’ common stock, including any conversion of debt securities into our capital stock after September 30, 2010. We have also agreed to not (A) declare dividends on our common stock or repurchase shares of our common stock or (B) make regularly scheduled payments on subordinated debt in existence as of March 30, 2011, if, taken together, such payments are in excess of the sum of (i) $238.5 million plus (ii) 50% of cumulative net income after September 30, 2010. We were in compliance with all applicable covenants set forth in the Agreements at September 30, 2013. In addition, the Credit Agreement contains customary events of default.

        In connection with the entry into the Credit Agreement, we also entered into a Standby Letter of Credit Agreement, or the LC Agreement, with Wells Fargo for an amount not to exceed $20 million. Under the LC Agreement, Wells Fargo has agreed to issue standby letters of credit on our and our guarantors’ behalf. In the event that an amount is paid by the issuing bank under a stand-by letter of credit, it will be due and payable by us on demand, and amounts due by us under the LC Agreement will bear interest annually at a rate that is the lesser of (a) 2% above Wells Fargo’s prime rate or (b) the maximum rate of interest permissible under applicable laws. The LC Agreement also requires us to pay quarterly fees equal to the applicable margin set forth in the LC Agreement on the undrawn amount of the credit outstanding. When we amended our Credit Agreement, we also extended the maturity date of our LC Agreement from March 31, 2015 to March 31, 2018. At September 30, 2013, we had outstanding letters of credit of $16.3 million.

For a copy of our Credit Agreement and its amendments, please see our 10-K and our 10-Q, where they are incorporated therein.

In addition to the Credit Agreement (including the Variable Rate Notes) and the old notes, as of September 30, 2013, we had other indebtedness outstanding, including (i) our $28.0 million 6.09% Series A Senior Notes due December 19, 2016 and $20.5 million 6.21% Series B Senior Notes due December 19, 2021, each issued under a Note Purchase Agreement dated December 19, 2006 between us and certain institutional purchasers; (ii) our $20.0 million 7.26% Senior Notes due January 28, 2017, issued under a Note Purchase Agreement dated January 28, 2010 between us and certain institutional purchasers, (iii) our $47.0 million 6.0% Series A Senior Notes due August 28, 2019 and our $5.0 million 6.58% Series B Senior Notes due August 28, 2022, each issued under a Note Purchase Agreement dated August 28, 2012 between us and certain institutional purchasers, and (iv) our $106.8 million 5.25% convertible notes due May 15, 2029 issued under Rule 144A in May 2009 pursuant to an indenture, dated May 19, 2009 between Cash America International, Inc. and Wells Fargo Bank, National Association, as trustee. For a description of this indebtedness, please see the documents incorporated by reference in our 10-K and 10-Q.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the Notes, and does not purport to be a complete analysis of all potential tax effects and considerations relating thereto. This discussion does not address all the United States federal income tax consequences and considerations that may be relevant to a beneficial owner of the Notes in light of such beneficial owner’s particular circumstances or to beneficial owners of the Notes that are subject to special rules, such as financial institutions, banks, partnerships and their partners, S corporations and other pass-through entities, regulated investment companies, real estate investment trusts, United States expatriates, controlled foreign corporations, passive foreign investment companies, insurance companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings, U.S. Holders (defined below) whose functional currency is not the United States dollar, tax-exempt organizations, persons liable for the alternative minimum tax and persons holding the Notes as part of a “straddle,” “hedge,” “conversion transaction”, “constructive sale” or other integrated transaction. Moreover, the effect of the United States federal estate tax laws, the alternative minimum tax and any applicable state, local, or foreign tax laws is not discussed. Finally, this discussion is limited to those beneficial owners of the Notes that hold the Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the “Code.”

This discussion is based on the provisions of the Code, United States Treasury regulations promulgated thereunder, published rulings and procedures of the Internal Revenue Service, or the “IRS,” and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change or differing interpretation at any time. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a beneficial owner of the Notes.

We have not sought, nor will we seek, any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Notes or that any such position would not be sustained.

If a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holds Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Each partner of a partnership holding Notes should consult its own tax advisors regarding the United States federal, state, local and foreign tax consequences to them.

IRS Circular 230 Disclosure

To ensure compliance with Treasury Department Circular 230, we inform you that any discussion of United States federal tax issues in this prospectus (i) is not intended or written to be used, and cannot be used, by beneficial owners of the Notes for the purpose of avoiding penalties that may be imposed on such beneficial owners under the Code and (ii) was written to support the promotion or marketing of the Notes by us and the initial purchasers. Beneficial owners of the Notes should seek tax advice based on their particular circumstances from an independent tax advisor.

The below summary does not discuss all aspects of United States federal income taxation that may be relevant to a particular holder of Notes in light of his, her, or its particular circumstances and income tax situation. Prospective investors should consult their own tax advisors with regard to the application of the United States federal income tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws and/or subsequent revisions or changes in the tax laws.

U.S. Holders

As used herein, “U.S. Holder” means a beneficial owner of the Notes (other than an entity or arrangement that is treated as a partnership for United States federal income tax purposes) who or that is for United States federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996, on August 19, 1996 was treated as a domestic trust and has a valid election in effect to be treated as a United States person.

Interest

A U.S. Holder will generally include interest on the Notes as ordinary income when it is received or accrued in accordance with such U.S. Holder’s regular method of accounting for United States federal income tax purposes. It is expected, and this discussion assumes, that the Notes will be issued without original issue discount for U.S. federal income tax purposes.

Contingent payments

Our obligation to make payments upon a registration default or in the circumstances set forth in “Description of the Notes—Certain Covenants—Repurchase of Notes upon a Change of Control” or “Description of the Old Notes—Registration Rights and Additional Interest,” may implicate the provisions of United States Treasury regulations relating to “contingent payment debt instruments.” According to those United States Treasury regulations, the possibility of an additional payment on the Notes may be disregarded for purposes of determining whether the Notes are subject to the contingent payment debt rules if on the date the Notes are issued the possibility of such a payment is incidental or remote. We believe that the possibility that we will pay amounts in excess of stated interest and principal on the Notes under these circumstances should be treated as a remote and/or incidental contingency. Accordingly, we do not intend to treat the potential payment of these amounts as subjecting the Notes to the contingent payment debt rules. Assuming such position is respected, a U.S. Holder would be required to include in income the amount of any such payments at the time such payments are received or accrued in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes. Our position is binding on you unless you disclose a contrary position in the manner required by applicable Treasury regulations. Our position is not binding on the IRS, and there can be no assurance that the IRS will not challenge our position. If the IRS successfully challenged this position, and the Notes were treated as contingent payment debt instruments because of such payments, U.S. Holders might, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Notes and would be required to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain. The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. Purchasers of Notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.

Exchange of Old Notes for Notes Pursuant to the Exchange Offer

An exchange of old notes for Notes, as described under the section titled “Exchange Offer” of this prospectus, should not result in a taxable exchange of the old notes for United States federal income tax purposes and holders should not recognize any gain or loss upon receipt of the Notes. Accordingly, the Notes should have the same issue price, adjusted tax basis and holding period in the Notes that the holder had in the old notes immediately before the exchange offer.

Sale or other taxable disposition of the Notes other than pursuant to the Exchange Offer

In this exchange offer, an exchange of the old notes for the Notes will not be a taxable event for United States federal income tax purposes and a U.S. Holder will have the same tax basis and holding period in the Notes as the old notes exchanged therefor.

A U.S. Holder will generally recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a Note (other than pursuant to the exchange offer) equal to the difference between the amount realized upon the disposition (less any amount attributable to accrued interest, which will be taxable as ordinary interest income to the extent not previously included in gross income, in the manner described under “Interest” above) and the U.S. Holder’s tax basis in the Note, which generally will be the U.S. Holder’s cost therefor. Recognized gain or loss on the disposition of a Note generally will be capital gain or loss, and will generally be long-term capital gain or loss if a Note has been held for more than one year. A non-corporate U.S. Holder’s net long-term capital gains generally will be subject to a reduced rate of U.S. federal income tax. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Information reporting and backup withholding

Information returns will be filed with the IRS in connection with payments of interest on the Notes and the proceeds from a sale, redemption, retirement or other disposition of the Notes. A U.S. Holder will be subject to backup withholding at a rate currently equal to 28% on these payments if the U.S. Holder fails to provide its taxpayer identification number to the applicable withholding agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding, is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

The following discussion is limited to the United States federal income tax consequences relevant to a Non-U.S. Holder. For these purposes, a “Non-U.S. Holder” is a beneficial owner of a Note that is for United States federal income tax purposes:

•	an individual who is classified as a nonresident for United States federal income tax purposes;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of any jurisdiction outside the United States; or

•	an estate or trust other than those included in the definition of “U.S. Holder.”

Interest

Subject to the discussion of backup withholding below, interest paid by us or our paying agent (in its capacity as such) to a Non-U.S. Holder will not be subject to United States federal income or withholding tax, provided that:

•	such holder does not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such holder is not, for United States federal income tax purposes, a controlled foreign corporation (as defined in the Code) that is related to us directly or constructively through sufficient stock ownership;

•	such holder is not a bank receiving interest on a loan entered into in the ordinary course of its trade or business (within the meaning of Section 881(c)(3)(A) of the Code);

•	such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•	we or our paying agent, receive appropriate documentation establishing that the Non-U.S. Holder is not a United States person and neither us nor our paying agent has any actual knowledge or reason to know that the holder is a United States person.

For purposes of this summary, we refer to this exemption from United States federal withholding tax as the “Portfolio Interest Exemption.”

The payments of interest to a Non-U.S. Holder that does not qualify for the Portfolio Interest Exemption and for whom the interest is not effectively connected with a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

If interest on the Notes is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder), such interest will be subject to United States federal income tax on a net income basis at the rates applicable to United States persons generally (and, with respect to corporate holders, may also be subject to a branch profits tax at a 30% or lower applicable treaty rate).

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the Non-U.S. Holder must provide a properly executed United States Treasury Form W-8BEN or Form W-8ECI (or a suitable substitute form), as applicable, prior to the payment of interest. Such certificate must contain, among other information, the name and address of the Non-U.S. Holder.

Non-U.S. Holders should consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale or other taxable disposition of the Notes

Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on the receipt of payments of principal on a Note, or any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a Note unless:

•	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met, or

•	the gain is “effectively connected” with the conduct of a trade or business of the Non-U.S. Holder in the United States, or Effectively Connected Income.

A person described in the first bullet point above is subject to 30% United States federal income tax (or a lower applicable treaty rate) on gain (net of certain U.S. source losses) realized. Effectively Connected Income received by a Non-U.S. Holder will generally be subject to United States federal income tax in the manner that would apply if the holder were a U.S. Holder unless an applicable income tax treaty provides otherwise and, if the Non-U.S. Holder is a corporation, may be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate, on its effectively connected earnings and profits attributable to such Effectively Connected Income.

Information reporting and backup withholding

Information reporting requirements will apply to payment of interest to Non-U.S. Holders where such interest is subject to withholding or exempt from United States withholding tax pursuant to a tax treaty or the Portfolio Interest Exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Backup withholding at a rate of 28% and information reporting will not apply to payment of principal on the Notes by us to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its status as a non-United States person under penalties of perjury or otherwise establishes an exemption (provided that the broker does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied).

Payment of the proceeds from the disposition of a Note to or through the United States office of a broker will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

Payment of the proceeds from the disposition of a Note to or through a non-United States office of a non-United States broker that is not a United States related person generally will not be subject to information reporting or backup withholding. For this purpose, a “United States related person” is:

•	a “controlled foreign corporation” for United States federal income tax purposes; or

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business; or

•	a foreign partnership, if at any time during its tax year:

1.	one or more of its partners are “U.S. persons,” as defined in the United States Treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership, or

2.	such foreign partnership is engaged in the conduct of a United States trade or business.

In the case of the payment of proceeds from the disposition of Notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the payments may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-United States person and the broker has no actual knowledge or reason to know to the contrary. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the beneficial owner is a United States person.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s United States federal income tax liability provided certain required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules, including the applicable United States Treasury regulations.

Medicare Contribution Tax

In addition to the considerations described under “Certain United States Federal Income Tax Considerations—U.S. Holders—Interest” and “Certain United States Federal Income Tax Considerations—U.S. Holders—Sale or other taxable disposition of the Notes”, recently enacted legislation generally imposes a new 3.8% Medicare contribution tax on the lesser of (i) the “net investment income” (which includes interest income on a Note and capital gain on the sale or other taxable disposition of a Note) and (ii) the excess of modified adjusted gross income for the taxable year over a certain threshold of United States individuals, trusts and estates and possibly certain Non-U.S. Holders. Holders of Notes should consult their own tax advisors regarding the possible effect of this legislation on the ownership and disposition of the Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Notes for its own account in the exchange offer must acknowledge that it acquired the old notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of Notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer that requests such documents in the letter of transmittal for the exchange offer.

We will not receive any proceeds from any sale of Notes by any participating broker-dealer. Notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of the Notes. Any participating broker-dealer that resells Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our participation in the exchange offer, other than underwriting discounts and commissions and transfer taxes, if any, of holders and will indemnify holders of the old notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

Following consummation of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of old notes who did not exchange their old notes for Notes in the exchange offer, on terms that may differ from those contained in the registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any such additional exchange offers. Such additional exchange offers will take place from time to time until all outstanding old notes have been exchanged for registered notes pursuant to the terms and conditions herein.

LEGAL MATTERS

The validity of the Notes will be passed upon for us by Hunton & Williams LLP, Dallas, Texas. Certain matters related to the laws of Alabama and Tennessee will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. Certain matters related to the laws of Utah will be passed upon for us by Ballard Spahr LLP. Certain matters related to the laws of Indiana, Kentucky and Ohio will be passed upon for us by Bingham Greenebaum Doll LLP. Certain matters related to the laws of Missouri will be passed upon for us by Bryan Cave LLP. Certain matters related to the laws of Oklahoma will be passed upon for us by Crowe & Dunlevy, a Professional Corporation. Certain matters related to the laws of Colorado, Illinois and Nevada will be passed upon for us by Greenberg Traurig, LLP. Certain matters related to the laws of Alaska and South Carolina will be passed upon for us by K&L Gates LLP. Certain matters related to the laws of the United Mexican States will be passed upon for us by Baker & McKenzie, S.C.

EXPERTS

The audited financial statements incorporated in this Prospectus by reference to Cash America International, Inc.’s Current Report on Form 8-K dated November 12, 2013 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Cash America International, Inc. for the year ended December 31, 2012, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$300,000,000

Offer to Exchange up to $300,000,000 aggregate principal amount of new

5.75% Senior Notes due 2018,

which have been registered under the Securities Act,

for any and all of its outstanding unregistered 5.75% Senior Notes due 2018

PROSPECTUS

January 13, 2014

All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below. Requests for assistance and for additional copies of the prospectus, the letter of transmittal and other related documents should also be directed to the exchange agent.

The exchange agent for the exchange offers is:

Wells Fargo Bank, National Association

By Registered & Certified Mail:	By Regular Mail or Overnight Courier:

WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	WELLS FARGO BANK, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479

In Person by Hand Only:

WELLS FARGO BANK, N.A.

12th Floor—Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55402

By Facsimile (for Eligible Institutions only):

(612) 667-6282

For Information or Confirmation by

Telephone:

(800) 344-5128